As Filed with the Securities and Exchange Commission on September 21, 2021

Registration File Nos.  333-257081
811-23707

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  ☐

Pre-Effective Amendment No. 1  ☒

Post-Effective Amendment No.  ☐

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  ☐

Amendment No. 1  ☒

(Check appropriate box or boxes)

Protective NY COLI VUL

(Exact name of registrant)

Protective Life and Annuity Insurance Company

(Name of depositor)

2801 Highway 280 South

Birmingham, Alabama 35223

(Address of depositor’s principal executive offices)

(800) 265-1545

Depositor’s Telephone Number, including Area Code

BRAD A. STRICKLING, Esq.

2801 Highway 280 South

Birmingham, Alabama 35223

(Name and address of agent for service)

Copy to:

Jo Cicchetti, Esq.

Faegre Drinker Biddle & Reath LLP

1500 K Street NW, Suite 1100

Washington, DC 20005 USA

Approximate date of proposed public offering: As soon as practicable after the effective date of this Pre-Effective Amendment.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Individual Flexible Premium Variable Universal Life Insurance Policies

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS [ ] Protective Executive Benefits Registered VUL NY A Flexible Premium Variable Universal Life Insurance Policy	Issued by Protective NY COLI VUL separate account and Protective Life and Annuity Insurance Company 2801 Highway 280 South Birmingham, Alabama 35223 Telephone: (800) 265-1545

This Prospectus describes the Protective Executive Benefits Registered VUL NY policy, an individual, flexible premium variable universal life insurance policy (the "Policy") issued by Protective Life and Annuity Insurance Company (the "Company" or "Protective Life"). In this prospectus, the words "we," "our" or "us" refer to the Company and the words "you" or "your" refer to the Owner (defined below). The "Owner" is the corporation, employer or individual to whom the Policy is issued and the "Insured" is the individual whose life is insured by the Policy. The Policy is offered for sale only in New York State.

The Policy is designed for use by corporations and employers to provide life insurance coverage in connection with, among other things, deferred compensation plans and employer-financed insurance purchase arrangements. The Owner is entitled to all rights in the Policy, including the right to designate a Beneficiary. The Policy is designed to meet the definition of a "life insurance contract" for federal income tax purposes. The Policy provides life insurance and a cash surrender value that varies with the investment performance of one or more of the underlying Funds that you select. The available Funds are listed in Appendix A to this Prospectus. The Policy also provides a fixed option.

Right to Cancel. The Owner may return the Policy to the Company or an authorized representative within 10 days of receiving it without paying fees or penalties. If replacement of an existing policy is involved, the right to cancel period is extended to 60 days. If returned during the right to cancel period, the Policy will be deemed void from the start, and the Company will refund the greater of: (1) premiums received less any withdrawals and distributions; or (2) the Policy Value less any withdrawals and distributions. You should review this prospectus, or consult with your investment professional, for additional information about the specific cancellation terms.

The Securities and Exchange Commission ("SEC") has not approved or disapproved the Policy or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense. Additional information about certain investment products, including variable life insurance, has been prepared by the SEC's staff and is available at Investor.gov.

Please note that the Policy is not guaranteed to provide any benefits, is not insured by the FDIC or any other government agency; is not a bank deposit or other obligations of a bank and is not bank guaranteed; and is subject to risks, including loss of the amount invested, tax risks and lapse of the Policy.

Beginning January 1, 2021, we will no longer send you paper copies of shareholder reports for the Funds ("Reports") unless you specifically request paper copies from us. Instead, the Reports will be available on a website. We will notify you by mail each time the Reports are posted. The notice will provide the website links to access the Reports as well as instructions for requesting paper copies. If you wish to continue receiving your Reports in paper free of charge from us, please call 1-888-353-2654. Your election to receive the Reports in paper will apply to all Funds available with your Contract. If you have already elected to receive the Reports electronically, you will not be affected by this change and need not take any action. If you wish to receive the Reports and other SEC disclosure documents from us electronically, please contact us at 1-888-353-2654.

The Prospectus and Statement of Additional Information for the Policy are available at GWExecBenefits@protective.com.

TABLE OF CONTENTS

This Prospectus discusses the following categories of information:

The prospectuses of the available underlying Funds contain important information that you should know about the investments that may be made under the Policy. You should read the portfolio prospectuses carefully before you invest. You can obtain the portfolio prospectuses, free of charge, by visiting www.protectiveonlineprospectus.net, calling 1-800-265-1545 or emailing gwexecbenefits@protective.com.

This Prospectus (and the life insurance policy) is not considered an offering in any jurisdiction where such offering may not be lawfully made. We do not authorize any information or representations regarding the offering described in this prospectus and the Statement of Additional Information ("SAI") other than as contained in these materials or any supplements to them, or in any other materials (such as summary prospectuses) or supplemental sales material we authorize.

SPECIAL TERMS

"We", "us", "our", "Protective Life", and "Company"

Refer to Protective Life and Annuity Insurance Company. "You", "your" and "Owner" refer to the person(s) who have been issued a Policy.

Attained Age

The Insured's age as of the nearest birthday on the Policy Effective Date, plus the number of complete Policy Years since the Policy Effective Date.

Base Policy Face Amount

The amount of life insurance coverage identified as the Base Policy Face Amount on the Policy Schedule.

Beneficiary

The person, persons or entity whom the Owner designates to receive the proceeds of the Policy upon the death of the Insured. The Owner may designate a primary Beneficiary or Beneficiaries, as well as a contingent Beneficiary or Beneficiaries to receive the proceeds if there is no primary Beneficiary(ies) living at the time of the Insured's death. A Beneficiary may also be designated as irrevocable which may limit the Owner's ability to alter that designation or make future Policy changes.

Cancellation Period

Period described in the "Cancellation Period" provision during which the Owner may exercise the cancellation privilege and return the Policy for a refund. The Cancellation Period is referred to as the "Right to Cancel" or "Free-Look Period" in the Policy.

Cash Surrender Value: Calculated on the effective date of the surrender is equal to:

(a)  Cash Value; less

(b)  Policy Debt.

Cash Value

Policy Value plus any applicable Return of Expense Charge Benefit.

Death Benefit

The amount of insurance provided under the Policy used to determine the Death Benefit Proceeds.

Death Benefit Proceeds

The amount payable to the Beneficiary if the Insured dies while the Policy is in force. It is equal to the Death Benefit plus any death benefit under any rider or endorsement to the Policy less (1) any Policy Debt and (2) less any unpaid Monthly Deductions if the Insured dies during a grace period.

Death Benefit Option

One of two options that an Owner may select for the computation of Death Benefit Proceeds, Total Face Amount (Option 1, Level), or Total Face Amount Plus Policy Value (Option 2, Coverage Plus).

Due Proof of Death

Receipt at our Home Office of a certified death certificate or judicial order from a court of competent jurisdiction or similar tribunal.

Evidence of Insurability

Information about an Insured which is used to approve or reinstate this Policy or any additional benefit.

Fixed Account

Part of Protective Life's General Account to or from which Policy Value may be transferred and into which Net Premiums may be allocated under a Policy.

Fixed Account Value

The Policy Value in the Fixed Account.

Fund

An underlying mutual fund in which a Sub-Account invests. Each Fund is an investment company registered with the SEC or a separate investment series of a registered investment company.

General Account

All of the Company's assets other than those allocated to the Variable Account or any other separate account. The Company has complete ownership and control of the assets in the General Account.

Good Order ("good order")

A request or transaction generally is considered in "Good Order" if we receive it at our Home Office within the time limits, if any, we prescribe for a particular transaction or instruction, it includes all information necessary for us to execute the requested instruction or transaction, and is signed by the individual or individuals authorized to provide the instruction or engage in the transaction. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by us of the instructions relating to the requested transaction in writing (or, when permitted, by telephone or Internet as described above) along with all forms, information and supporting legal documentation we require to affect the instruction or transaction. This information and documentation generally includes, to the extent applicable: the completed application or instruction form; evidence of insurability; your policy number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Funds affected by the requested transaction; the signatures of the Policy Owner (exactly as indicated on the Policy), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any consents. With respect to premium payments, Good Order also generally includes receipt by one of us of sufficient funds to affect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If you have questions, you should contact us or your financial professional before submitting the form or request.

Home Office

2801 Highway 280 South, Birmingham, Alabama 35223. The mailing address for the Home Office is P.O. Box 292 Birmingham, AL 35201-0292. The Home Office is referred to as the "Administrative Office" in the Policy.

Insured

The person whose life is covered by the Policy.

Issue Age

The Insured's age as of the nearest birthday on the Policy Effective Date.

Issue Date

The date the Policy is issued.

Lapse

Termination of the Policy at the expiration of the grace period while the Insured is still living.

Loan Account

An account within Protective Life's General Account to which Fixed Account Value and/or Variable Account Value plus interest credited on the portion of the Policy Value being used as collateral for the outstanding Policy loans is transferred as collateral for Policy loans.

Loan Account Value

The Policy Value in the Loan Account.

Loan Interest Credit Spread

An amount deducted from the loan interest rate to cover the costs the Company incurs by providing the loaned cash value. The maximum Loan Interest Credit Spread is 1.5% and is shown on the Policy Schedule and in the table of Periodic Charges Other Than Fund Operating Expenses.

Money Market Sub-Account

A Fund which seeks a high level of current income as is consistent with the preservation of capital and liquidity and investing in short term, high quality, liquid debt and monetary instruments.

Monthly Anniversary Day

The same day in each month as the Policy Effective Date.

Monthly Deduction

The fees and charges deducted monthly from the Fixed Account Value and/or Variable Account Value as described on the Policy Schedule.

Net Amount at Risk

The Net Amount at Risk as of any Monthly Anniversary Day is equal to: (a) the Death Benefit discounted at one plus the monthly guaranteed interest rate minus the Policy Value (prior to deducting the Cost of Insurance), if the Death Benefit Option is Death Benefit Option 1 (Level Death Benefit); or, (b) the Death Benefit minus the Policy Value discounted at one plus the monthly guaranteed interest rate, if the Death Benefit Option is Death Benefit Option 2 (Coverage Plus).

Net Premium

A premium payment minus the applicable premium expense charges.

Owner

The person, or persons, or entity entitled to all rights in this Policy while the Insured is living including designation as a Beneficiary. These rights are subject to any assignment and to the rights of any Irrevocable Beneficiary. The Owner may name a contingent Owner who will own this Policy if the Owner dies while this Policy is in force. If the Owner dies before the Insured, any contingent Owner named in the application, or subsequent endorsement, will become the new Owner. If no contingent Owner is named, the Owner's estate becomes the new Owner. The Owner may change the Owner (including a contingent Owner) by Written Notice.

Policy Anniversary

The same day and month in each Policy Year as the Policy Effective Date.

Policy Debt

The sum of all outstanding policy loans plus accrued interest.

Policy Effective Date

The date shown in the Policy as of which coverage under the Policy begins. In the Policy, Policy Effective Date is known as "Policy Date."

Policy Month

The Policy Month begins on a Monthly Anniversary Day and ends on the day prior to the next Monthly Anniversary Day.

Policy Value

The sum of the Variable Account Value, the Fixed Account Value, and the Loan Account Value. Policy Value is referred to as "Policy Value Account" in the Policy.

Policy Year

Each period of twelve months commencing with the Policy Effective Date and each Policy Anniversary thereafter.

Return of Expense Charge Benefit

Where applicable, the Company will calculate and return a percentage of the expense charge. The Return of Expense Charge Benefit calculation is based on a percentage of the Policy Value, and is only payable upon a complete surrender of the Policy. Refer to the "Return of Expense Charge Benefit" provision in the Policy for the percentage and duration of the Return of Expense Charge Benefit and any limitations and requirements.

Request

Any written, telephoned, electronic or computerized instruction in a form satisfactory to the Company and received at the Home or Administrative Office from the Owner or an assignee of record, as specified in a form acceptable to the Company and which may be required in writing, or the Beneficiary (as applicable) as required by any provision of the Policy or as required by the Company. In addition, subject to the Company's administrative requirements as they may exist from time to time and to any requirements that may be imposed by the Funds or other investments, the Company reserves the right to require advance Written Notice from the Owner.

Sub-Account

A separate division of the Variable Account established to invest in a particular Fund.

Sub-Account Value

The sum of the values of the Sub-Accounts credited to the Owner as Policy Value.

Total Face Amount

Total Face Amount is the sum of the Base Policy Face Amount (life insurance coverage) as shown on the Policy Schedule plus any endorsements or riders attached to the Policy that provided additional life insurance coverage on the Insured, if applicable, as shown on the Policy Schedule. If no additional endorsement or riders attach to the Policy, then the Total Face Amount and Base Policy Face Amount will be the same. The minimum Total Face Amount permitted under the Policy is $100,000.

Valuation Date

The date on which the net asset value of each Fund is determined. A Valuation Date is each day that the NYSE is open for regular business. The value of a Sub-Account's assets is determined at the end of each Valuation Date. To determine the value of an asset on a day that is not a Valuation Date, the value of that asset as of the end of the previous Valuation Date will be used.

Valuation Period

The period commencing with the close of regular trading on the New York Stock Exchange on any Valuation Date and ending at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Date.

Variable Account

One of the accounts into which premiums may be paid under this Policy, net of Policy fees and charges described herein. The account, named the Protective NY COLI VUL separate account, is a segregated investment account established and maintained by the Company pursuant to Alabama Code § 27-38-1 and other applicable laws and regulations, including those of New York and Alabama. The Company owns the assets in the Variable Account. The investments held in the Variable Account provide variable life insurance benefits under this Policy. This account is kept separate from the General Account and other separate accounts the Company may have. The Variable Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended.

Variable Account Value

The sum of all Sub-Account Values.

Written Notice

A notice or request submitted in writing in a form satisfactory to Protective Life and received at the Home Office via U.S. postal service or nationally recognized overnight delivery service. Protective Life reserves the right to require advance Written Notice from the Owner for (i) premium allocations; (ii) Policy loans and loan repayments; and (iii) surrenders, partial withdrawals, or transfers.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE PROTECTIVE EXECUTIVE BENEFITS REGISTERED VUL NY POLICY

	FEES AND EXPENSES			Location in Prospectus
Charges for Early Withdrawals	There is no surrender charge associated with your Policy. A partial withdrawal fee of $25 will be deducted from Policy Value for all partial withdrawals after the first made in the same Policy Year.			Fee Tables Charges and Deductions
Transaction Charges	You will also be charged for other transactions, including Premium Expense Charge (consisting of the Sales Load and Premium Tax) and Transfer Fees.			Fee Tables — Transaction Fees
Ongoing Fees and Expenses (annual charges)	In addition to transaction charges, you are also subject to
certain ongoing fees and expenses under the Policy, including fees and expenses covering the cost of insurance ("COI")
under the Policy and the cost of optional benefits available under the Policy. Such fees and expenses are set based on
characteristics of the insured (e.g., age, sex, and rating
classification). You should review the Policy specifications page of your Policy for rates applicable to the Policy.
You will also bear expenses associated with the Funds
	available under the Policy, as shown in the following table:			Fee Tables
	Annual Fee	Minimum	Maximum
	Investment Options (Portfolio fees and expenses)	0.10%	1.67%
	RISKS			Location in Prospectus
Risk of Loss	You can lose money by purchasing the Policy.			Principal Risks of Investing in the Policy
Not a Short-Term Investment	The Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Before
purchasing a Policy for a specialized purpose, you should
consider whether the long-term nature of the Policy is
	consistent with the purpose for which it is being considered.			Principal Risks of Investing in the Policy
Risks Associated with Investment Options	An investment in the Policy is subject to the risk of poor
investment performance and can vary depending on the
performance of the investment options, or Funds, available under the Policy. Each Fund (including any fixed account investment option) will have its own unique risks, and investors should review
	these investment options before making an investment decision.			Principal Risks of Investing in the Policy The Variable Account and Funds Appendix A — Funds Available Under Your Policy
Insurance Company Risks	An investment in the Policy is subject to the risks related to the
Depositor, Protective Life, including that any obligations
(including under any fixed account investment options),
guarantees, or benefits are subject to the claims-paying ability of the Depositor. More information about the Depositor
including its financial strength ratings is available upon request
	by calling toll-free 1-888-353-2654.			Principal Risks of Investing in the Policy The Company and the Fixed Account

	RISKS	Location in Prospectus
Contract Lapse	Your Policy could terminate if the value of your Policy becomes too low to support the Policy's monthly charges. Your Policy may also lapse due to insufficient Premium payments,
withdrawals, unpaid loans or loan interest.
There is a cost associated with reinstating a lapsed Policy.
	Death benefits will not be paid if the Policy has lapsed.	Lapse and Reinstatement Principal Risks of Investing in the Policy Policy Loans Premiums
	RESTRICTIONS	Location in Prospectus
Investment Options	While you may transfer amounts in the Sub-Accounts (which
invest in shares of a corresponding Fund) and the Fixed
Accounts, certain restrictions and transfer fees apply with
regard to the number and amount of such transfers. Transfers are also subject to the excessive trading and market timing
policies described in this prospectus.
We reserve the right to remove or substitute Funds as
	investment options.	Transfers Reservation of Rights
Optional Benefits	Optional benefits are subject to additional charges and are available only at the time your Policy is issued and may not be available for all Owners or Insureds.	Optional Benefits Under the Policy
	TAXES	Location in Prospectus
Tax Implications	You should consult with a tax professional to determine the tax
	implications regarding the purchase, ownership, and use of a Policy (such as in connection with a plan involving covered employees). Withdrawals may be subject to ordinary income tax, and may be subject to an additional tax depending on the circumstances. There is no additional tax benefit to the investor if the Policy is purchased through a tax-qualified plan. Purchases through individual retirement accounts (IRAs) are not permitted under the Internal Revenue Code.	Tax Considerations
	CONFLICTS OF INTEREST	Location in Prospectus
Investment Professional Compensation	Some investment professionals have and may continue to
receive compensation for selling the Policy to investors, which may include commissions, revenue sharing, compensation
from affiliates and third parties. These investment professionals may have a financial incentive to offer or recommend the Policy
	over another investment.	Sale of the Policies
Exchanges	Some investment professionals may have a financial incentive to offer an investor a new policy in place of the one he or she already owns. You should only exchange your Policy if you
determine, after comparing the features, fees, and risks of both policies, that it is preferable for you to purchase the new policy
	rather than continue to own the existing Policy.	Use of the Policy — Replacement of Life Insurance or Annuities

OVERVIEW OF THE PROTECTIVE EXECUTIVE BENEFITS REGISTERED VUL NY POLICY

1.  What is the Policy and what is it designed to do?

The Policy is an individual flexible premium variable universal life insurance policy, designed primarily for use by corporations, employers and certain individuals to provide life insurance coverage in connection with, among other things, deferred compensation plans and employer- financed insurance purchase agreements. The Owner of the Policy is the person, persons, or entity entitled to all rights in this Policy while the Insured (the person whose life is covered by the Policy) is living, including designation of a Beneficiary. See the Policy and Use of the Policy.

Your Policy is a "flexible premium" policy because you have considerable flexibility in determining when and how much Premium you want to pay. Your Policy is "variable" because the Death Benefit and Policy Value vary according to the investment performance of the Sub-Accounts to which you have allocated your Premiums. The Policy provides you with an opportunity to take advantage of any increase in your Policy Value but you also bear the risk of any decrease. See Premiums, Standard Death Benefits and Calculation of Policy Value.

Because the Policy is designed to provide benefits on a long-term basis and is not intended for short-term investing, the Policy may not be appropriate for those who have a short-term investment horizon. See Principal Risks of Investing in the Policy.

2.  What are the Premiums for this Policy?

The Policy is designed to be flexible to meet your specific life insurance needs. You have the flexibility to choose the investment options and premiums you pay.

Premium is an amount you pay to the Company to establish and maintain life insurance coverage. The minimum initial premium will vary based on various factors, including the age of the Insured and the Death Benefit Option you select, but may not be less than $100.00. Thereafter, you have the flexibility to choose the amount and timing of premium payments, within certain limits. Before your Premiums are allocated to a Sub-Account, we deduct any applicable charges. See Fee Tables and Charges and Deductions.

You may establish a planned Periodic Premium. You are not required to pay the planned Periodic Premium and we will not terminate your Policy merely because you did not. However, payment of insufficient premiums may result in a lapse of the Policy. Your Policy could lapse if the value of your Policy becomes too low to support the Policy's monthly charges. See Periodic Premium and Lapse and Reinstatement.

You may allocate premium to your choice of numerous different investment options available in the Sub-Accounts, as well as a Fixed Account, within your Policy. The Sub-Accounts are separate divisions of the Variable Account (Protective NY COLI VUL separate account) that invest in a particular Fund (an underlying mutual fund). See Appendix A — Funds Available Under Your Policy for a listing of the Sub-Accounts currently available under the Policy.

ADDITIONAL INFORMATION ABOUT EACH FUND IS PROVIDED IN AN APPENDIX TO THE PROSPECTUS. See Appendix A — Funds Available Under Your Policy.

The Fixed Account is part of the Company's General Account, which holds all of the Company's assets other than those held in the Variable Account or other separate accounts. See the Company and the Fixed Account.

3.  What are the primary features and options that the Policy offers?

A.  Choice of Death Benefit Options. You may select one of two Death Benefit Options used to determine the amount payable on the death of the Insured:

Option 1: Level Death

The Death Benefit will be the greater of:

a)  The Total Face Amount shown on the Policy Schedule, less any partial withdrawals; or

b)  The Cash Value on the Insured's date of death multiplied by the applicable factor in the Table of Death Benefit Factors shown on the Policy Schedule for the Insured's age at date of death.

Option 2: Coverage Plus

The Death Benefit will be the greater of:

a)  The Total Face Amount shown on the Policy Schedule, plus the Policy Value on the Insured's date of death; or

b)  The Cash Value on the Insured's date of death multiplied by the applicable factor in the Table of Death Benefit Factors shown on the Policy Schedule for the Insured's age at date of death.

The Death Benefit may be greater if necessary to satisfy federal tax law requirements. Policy Value is the sum of the values in the Variable Account, the Fixed Account, and the value in the Loan Account (an account within the Company's General Account that holds the collateral for Policy Loans). Cash Value is Policy Value plus any applicable Return of Expense Charge Benefit (a percentage of the expense charge that is payable upon a complete surrender). For additional information, see Standard Death Benefits, Calculation of Policy Value and Policy Loans.

B.  Transfers. At any time after the Cancellation Period (period during which the Owner may return the Policy for a refund), you may transfer Policy Value among the Sub-Accounts and the Fixed Account, subject to the restrictions including on amount and frequency of transfers described in Transfers below. The Company also may restrict or refuse to honor frequent transfers, including "market timing" transfers. See Transfers for more information.

C.  Changes in Total Face Amount. You may increase or decrease the Total Face Amount of the Policy at any time within certain limits. Each increase or decrease in the Total Face Amount must be at least $25,000. The minimum Total Face Amount is $100,000. See Standard Death Benefits — Changing the Total Face Amount.

D.  Withdrawals. You may request a partial withdrawal of your Policy at any time while the Policy is in force. The amount of any partial withdrawal must be at least $500 and may not exceed 90% of your Policy Value less outstanding Policy Debt (sum of all outstanding policy loans plus accrued interest). We will charge a partial withdrawal fee of $25 per withdrawal on partial withdrawals after the first in a Policy Year. The Total Face Amount (if Death Benefit Option 1 applies) and your Policy Value will be reduced by the amount of any withdrawals. Withdrawals may have tax consequences. See Tax Considerations.

E.  Surrender Benefit. The Owner may surrender this Policy for the surrender benefit. The surrender benefit is the Cash Surrender Value less any monthly cost of insurance charges on the date of surrender. Cash Surrender Value is the Cash Value minus Policy Debt. All coverage will end on the effective date of surrender of the Policy. No Death Benefits will be paid after the effective date of surrender of the Policy.

F.  Loans. While the Policy is in force, the Owner, by Request, may obtain a Policy loan on the security of the Policy. Policy loan amounts will be withdrawn first on a pro rata basis from the Sub-Accounts and/or Fixed Account unless the Company, at its discretion, allows the Owner to specify such Sub-Accounts and/or Fixed Account. See Policy Loans.

Loans may be treated as taxable income if your Policy is a "modified endowment contract" ("MEC") for federal income tax purposes. In general, a Policy will be treated as a MEC if total premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before that time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums ("seven-pay test"). See also Tax Considerations — Policies that are MECs.

G.  Return of Expense Charge Benefit. If the Owner fully surrenders the Policy for its Cash Surrender Value during the first seven Policy Years, the Company will include the Return of Expense Charge Benefit in the Cash Value. See Surrenders and Withdrawals — Return of Expense Charge Benefit.

H.  Optional Benefits. The following riders and endorsements are available:

•  Term Life Insurance; and

•  Change of Insured (not available to individual Owners).

There is no charge for the Change of Insured Endorsement; however, there is a one-time fee assessed for administration and underwriting costs when this endorsement is exercised. For a discussion of the optional insurance benefits we currently offer, the benefits provided thereunder, and associated costs, see Optional Benefits Available Under the Policy.

I.  Tax Benefits. Death benefits paid under life insurance policies are not subject to federal income tax, but may be subject to federal and state estate taxes. Investment gains from your Policy are not taxed as long as the gains remain in the Policy. If the Policy is not treated as a modified endowment contract under federal income tax law, then distributions from the Policy may be treated first as the return of investments in the Policy and then, only after the return of all investment in the Policy, as distributions of taxable income (taxed as ordinary income). Distributions include partial withdrawals and surrenders. See Tax Considerations in this prospectus for additional information.

FEE TABLES

The following tables describe the fees and expenses that you pay when buying, owning and surrendering the Policy. Please refer to the Policy specifications page for information about the specific fees you will pay each year based on the options you have selected.

The first table describes the maximum fees and expenses that you pay at the time that you buy the Policy, or surrender or make withdrawals from the Policy, or transfer value between investment options.

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted — Maximum Guaranteed Charge	Amount Deducted — Current Charge
Premium Expense Charge (consists of the Sales Load and Premium Tax)	Upon receipt of each premium payment	10% of each premium payment	6.0% of each premium payment
Sales Load:(1)	Upon receipt of each premium payment	6.5% of each premium payment	Current: 2.5% of each premium payment up to target and 1.0% of each premium payment in excess of target
Premium Tax:(1)	Upon receipt of each premium payment	3.5% of each premium payment	3.5% of each premium payment
Surrender Charge:	There is no surrender charge associated with your Policy. However, the surrender of your Policy may have tax consequences.
Transfer Fee:(2)	Upon each transfer in excess of 12 in a Policy Year	$10 per transfer	$10 per transfer
Withdrawal Charge:	At the time of each partial withdrawal of Policy Value	$25 deducted from Policy Value for all partial withdrawals after the first made in the same Policy Year.	$25 deducted from Policy Value for all partial withdrawals made after the first made in the same Policy Year.

(1)  The Sales Load and Premium Tax are components of the Premium Expense Charge (and are not in addition to).

(2)  Currently, electronic transfers do not count towards the 12 free transfers; however, we reserve the right, at any time, to charge for electronic transfers in excess of the free transfers allowed. See Charges and Deductions.

The table below describes the fees and expenses that you pay periodically during the time that you own the Policy, not including Fund fees and expenses. If you chose to purchase an Optional Benefit, you will pay additional charges, as shown below.

Periodic Charges Other Than Annual Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
Base Contract Charges:
Cost of Insurance (per $1,000 Net Amount at Risk):(1)(2)(3)	On the Policy Effective Date and each Monthly Anniversary Day
Minimum Charge		$0.01 per $1,000 of Net Amount at Risk
Maximum Charge		$83.33 per $1,000 of Net Amount at Risk
Maximum Charge for a 46 year old male, non-smoker, $550,000, Total Face Amount, Option 1 (Level Death)		$0.16 per $1,000 of Net Amount at Risk
Mortality and Expense Risk Charge(4):	On the Policy Effective Date and each Monthly Anniversary Day
Maximum Charge(5)		0.90% (of average daily net assets) annually
Administration Charge:	On the Policy Effective Date and each Monthly Anniversary Day
Maximum Charge(6)		$10.00
Loan Interest Credit Spread:	On each Policy Anniversary, as applicable(7)
Maximum Charge(8)		1.5%
Optional Benefit Charges:
Term Life Insurance Rider	On the Policy Effective Date and each Monthly Anniversary Day
Minimum Charge		$0.01 per $1,000 of Net Amount at Risk
Maximum Charge		$83.33 per $1,000 of Net Amount at Risk
Change of Insured Endorsement	Upon change of insured	$400 per change

(1)  Cost of insurance charges vary based on individual characteristics such as the Insured's Issue Age, sex and rate (i.e., underwriting) class and the number of years that the Policy has been in force, and the Net Amount at Risk on either the Policy Effective Date or the applicable Monthly Anniversary Day. The charge generally increases with Issue Age. In determining current cost of insurance charges, we may consider a variety of factors, including those unrelated to mortality experience. The cost of insurance charges shown in the table may not be typical of the charges you will pay. Your Policy's Schedule will indicate the guaranteed cost of insurance charges applicable to your Policy, and more detailed information concerning your cost of insurance charges is available on request from our Home Office. Also, before you purchase the Policy, you may request personalized illustrations of hypothetical future benefits under the Policy based upon the Issue Age, sex and premium classification of the Insured, and the Total Face Amount, planned premiums, and riders requested. The cost of insurance charge shown in the above table has been rounded to the nearest hundredth. See Charges and Deductions. Owners may obtain more information about their particular cost of insurance charge by contacting our Home Office at 888-353-2654.

(2)  The Net Amount at Risk as of any Monthly Anniversary Day is equal to: (a) the Death Benefit discounted at one plus the monthly guaranteed interest rate minus the Policy Value (prior to deducting the Cost of Insurance), if the

Death Benefit Option is Death Benefit Option 1 (Level Death Benefit); or, (b) the Death Benefit minus the Policy Value discounted at one plus the monthly guaranteed interest rate, if the Death Benefit Option is Death Benefit Option 2 (Coverage Plus).

(3)  The current minimum and maximum cost of insurance are $0.01 — $45.83 per $1,000 of Net Amount at Risk. The current charge for a 46 year old male, non-smoker, $550,000, Total Face Amount, Option 1 (Level Death) is $0.05 per $1,000 of Net Amount at Risk.

(4)  The mortality and expense risk charge is accrued daily and deducted on each Monthly Anniversary Day from the assets in the Sub-Accounts.

(5)  The current mortality and expense risk charge is 0.28% (of average daily net assets) for Policy Years 1-20, and 0.10% (of average daily net assets) thereafter.

(6)  The current Administration Charge is $7.50.

(7)  The Loan Interest Credit Spread is the amount deducted from the loan interest rate to cover the costs the Company incurs by providing the loaned cash value. As long as a loan is outstanding, loan interest must be paid in arrears on each Policy Anniversary or, if earlier, on the date of loan repayment, lapse, surrender, termination, or the Insured's death.

(8)  The current Loan Interest Credit Spread is 0.9%.

Fund Annual Operating Expenses (As a Percentage of Fund Average Daily Net Assets)

The following table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Policy. A complete list of Portfolios available under the Policy, including their annual expenses, may be found at the back of this document.

	Minimum	Maximum
Total Annual Operating Expenses(1) (expenses that are deducted from Fund assets, which may include management fees, distribution and/or service (12b-1) fees, and other expenses)	0.10%	1.67%

(1)  Expenses are shown as a percentage of Portfolio average daily net assets (before any waiver or reimbursement) as of December 31, 2020.

PRINCIPAL RISKS OF INVESTING IN THE POLICY

Investment Risk (Policy Value not Guaranteed). If you invest your Policy Value in one or more Sub-Accounts, then you will be subject to the risk that investment performance may be unfavorable causing the Policy Value to decrease and the monthly deduction of fees and charges ("Monthly Deduction") to increase (which, in turn, further decreases future Policy Value). This is because poor investment performance diminishes Policy Value thereby increasing the Net Amount at Risk (the difference between the Death Benefit and the Policy Value) under the Policy and, correspondingly, increasing the cost of insurance which is part of the Monthly Deduction. You could lose everything you invest.

If you allocate Policy Value to the Fixed Account, then we credit your Policy Value (in the Fixed Account) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than the guaranteed minimum annual interest effective rate of 2%. See The Variable Account and the Funds.

Risk of Lapse. Your Policy may terminate if your Policy Value on any Monthly Anniversary Day (the same day each month as the Policy Effective Date) is less than the amount of the Monthly Deduction due on that date. If your Policy would terminate due to insufficient value, we will send you notice of the premium required to prevent termination of the Policy at the expiration of the grace period while the Insured is living ("Lapse"). You have a 61-day grace period to make a payment of Net Premium at least sufficient to cover the monthly cost of insurance for the next three months or the Policy will Lapse. You may reinstate a Lapsed Policy, subject to certain conditions. There is a cost to reinstate your Policy. See Lapse and Reinstatement.

Your Policy may Lapse if your outstanding loan amounts reduce the Cash Surrender Value to zero. A lapse of your Policy at a time when a policy loan is outstanding may have tax consequences. See Tax Considerations.

Surrender Risks. The Cash Surrender Value of the Policy is generally the Cash Value less any Policy Debt and less any Monthly Deduction applied on the date of surrender. No Death Benefit Proceeds will be paid after the effective date of surrender of the Policy.

You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the account value in the near future. We designed the Policy to meet long-term financial goals. The Policy is not suitable as a short-term investment.

A surrender or withdrawal may have tax consequences. See Tax Considerations.

Tax Risks. Although the federal income tax requirements applicable to the Policy are complex and there is limited guidance regarding these requirements, we anticipate that the Policy will be treated as a life insurance contract for federal income tax purposes. Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, you generally should not be considered to be in receipt of any portion of your Policy's Cash Value until there is an actual distribution from the Policy. Moreover, Death Benefits payable under the Policy should be excludable from the gross income of the Beneficiary. Although the Beneficiary generally should not have to pay federal income tax on the Death Benefit, other taxes, such as estate taxes, may apply. This Policy is intended to qualify as life insurance for tax purposes and is designed to meet the requirements of Section 7702 of the Internal Revenue Code of 1986, as amended ("Internal Revenue Code" or "Code").

The applicable factor used in determining the minimum Death Benefit shall be the factor required by Section 7702 of the Code as shown in your Policy. Under Death Benefit Option 1, your Death Benefit will generally be the Total Face Amount. However, in the event the minimum Death Benefit exceeds the Total Face Amount, the Company reserves the right to refund the portion of any premium or Cash Value such that the minimum Death Benefit no longer exceeds the Total Face Amount. Under Death Benefit Option 2, your Death Benefit will always vary with the Policy Value. However, in the event the minimum Death Benefit exceeds the Total Face Amount plus the Policy Value under Death Benefit Option 2, the Company reserves the right to refund the portion of any premium or Cash Value such that the minimum Death Benefit no longer exceeds the Total Face Amount plus Policy Value. See Death Benefit Options for detailed information about each Death Benefit Option.

Your Policy may become a modified endowment contract as a result of: (1) the payment of premiums exceeding the limits of Section 7702A of the Code, (2) certain changes to your Policy, such as a reduction in your Death Benefit or certain rider benefits, or (3) an exchange of a contract which is a modified endowment contract for this Policy.

If your Policy becomes a modified endowment contract, transactions such as surrenders, withdrawals and loans will be treated first as a distribution of the earnings in the Policy and generally will be taxable as ordinary income in the year received, to the extent there is any gain in the Policy. In addition, if the Policy Owner is under age 59-1/2 at the time of a surrender, withdrawal or loan, the amount that is included in income is generally subject to a 10% additional tax.

If the Policy is not a modified endowment contract, distributions, such as surrenders and withdrawals, generally are treated first as a return of basis or investment in the Policy and then as taxable income. Moreover, loans are generally not treated as distributions. Finally, surrenders, withdrawals or loans from a Policy that is not a modified endowment contract are not subject to the 10% additional tax.

The Policy may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, and others. The tax consequences of such plans vary depending on the particular facts and circumstances of each individual arrangement. For more information regarding certain arrangements, see Tax Considerations and, specifically, the sections discussing Employer-Owned Life Insurance, Split-Dollar Life Insurance, and Employer-Financed Insurance Purchase Arrangements — Tax and Other Legal Issues.

See Tax Considerations for a discussion of certain tax risks and considerations, including those relating to employer owned life insurance. You should consult a qualified tax adviser for assistance in all Policy related tax matters.

Loan Risks. A policy loan, whether or not repaid, has a permanent effect on the Policy Value, and potentially the Death Benefit, because the investment results of the Sub-Accounts and current interest rates credited on the Fixed Account Value do not apply to Policy Value in the Loan Account. The larger the loan and the longer the loan is outstanding, the greater will be the effect on Policy Value held as collateral in the Loan Account. Interest credited on the portion of the Policy Value being used as collateral for a Policy loan is the loan interest rate less an amount deducted from the loan interest rate to cover the costs the Company incurs by providing the loaned cash value ("Loan Interest Credit Spread").

Your Policy may Lapse if your outstanding loan amounts reduce the Cash Surrender Value to zero. If a Policy lapses with loans outstanding, some or all of the loan amounts may be subject to income tax. See Tax Considerations — Tax Treatment of Loans. Policy loans also may increase the potential for Lapse if the investment results of the Sub- Accounts to which Cash Surrender Value is allocated is unfavorable.

If the Insured dies while a loan is outstanding, the loan balance, which includes any unpaid interest, will be deducted from the Death Benefit. See Policy Loans.

Fund Risks. We do not guarantee that a Fund will meet its investment objectives and strategies. Policy Value may increase or decrease depending on the investment performance of the Funds. You bear the risk that those Funds may not meet their investment objectives. A comprehensive discussion of the risks of each Fund may be found in each Fund's prospectus, which you may request, free of charge, by visiting protectiveonlineprospectus.net, calling 1-800-265-1545 or emailing gwexecbenefits@protective.com.

General Account Risks. The Company's general obligations and any guaranteed benefits under the Policy are supported by our General Account (and not by the Variable Account) and are subject to the Company's claims-paying ability. The Fixed Account is part of the General Account. An Owner should look to the financial strength of Protective Life for its claims-paying ability. Assets in the General Account are not segregated for the exclusive benefit of any particular Policy or obligation. General Account assets are also available to the Company's general creditors and the conduct of our routine business activities. For more information on Protective Life's financial strength, you may review our financial statements and/or check our current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the Funds. See also The Company and the Fixed Account — Our General Account.

Potential for Increased Charges and Fees. The Company has the right to increase (up to the maximum amount noted in the fee table) the charges and fees we deduct. See also Fee Tables and Charges and Deductions.

THE COMPANY AND THE FIXED ACCOUNT

Protective Life and Annuity Insurance Company

The Policies are issued by Protective Life and Annuity Insurance Company (formerly American Foundation Life Insurance Company), a wholly owned subsidiary of Protective Life Insurance Company, which is the principal operating subsidiary of Protective Life Corporation ("PLC"), a U.S. insurance holding company and subsidiary of the Dai-ichi Life Insurance Company, Limited ("Dai-ichi"). Dai-ichi's stock is traded on the Tokyo Stock Exchange. As of December 31, 2020, PLC had total assets of approximately $126.9 billion. Protective Life and Annuity Insurance Company ("Protective Life") was organized as an Alabama company in 1978. Protective Life's address is P.O. Box 10648, Birmingham, Alabama 35202-0648. Protective Life is authorized to transact business as an insurance company or a reinsurance company in 47 states (including New York) and Washington D.C. and offers a variety of individual life, individual and group annuity insurance products. The Company's statutory assets for fiscal year ending in 2020 were approximately $6.3 billion.

Our General Account

The assets of our General Account support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account, plus any guarantees under the Policy that exceed your Policy Value (such as those that may be associated with the Death Benefit), are paid from our General Account, any amounts that we may pay under the Policy in excess of Variable Account Value are subject to our financial strength and claims-paying ability. It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims-paying ability to meet our obligations under the Policy when purchasing a Policy and making investment decisions.

We encourage both existing and prospective Policy Owners to read and understand our financial statements. We prepare our financial statements on a statutory basis, as required by state regulators. Our audited statutory financial statements are included in the Statement of Additional Information by reference to the Variable Account's most recent Form N-VPFS filed with the SEC (which is available at no charge by calling us at 1-800-456-6330 or writing us at the address shown on the cover page of this Prospectus). In addition, the Statement of Additional Information is available on the SEC's website at http://www.sec.gov.

You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These ratings are opinions of our financial capacity to meet the obligations of our insurance and annuity contracts based on our financial strength and/or claims-paying ability.

The Fixed Account

The Fixed Account consists of assets owned by Protective Life with respect to the Policies, other than those in the Variable Account. Subject to applicable law, Protective Life has sole discretion over the investment of the assets of the Fixed Account. The Fixed Account is part of our General Account. Unlike premiums and Policy Value allocated to the Variable Account, we assume the risk of investment gain or loss on amounts held in the Fixed Account.

Guarantees of Net Premiums allocated to the Fixed Account, and interest credited thereto, are backed by Protective Life. The Fixed Account Value is calculated daily.

You generally may allocate some or all of your Net Premium and may transfer some or all of your Policy Value to the Fixed Account. However, there are limitations on transfers involving the Fixed Account. Due to these limitations, if you want to transfer all of your Policy Value from the Fixed Account to the Variable Account, it may take several years to do so. You should carefully consider whether the Fixed Account meets your investment needs. See Fixed Account Transfers.

Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 nor has the Fixed Account been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions of these Acts. The disclosure regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Interest Credited on Fixed Account Value. Protective Life guarantees that the interest credited on Policy Value allocated to the Fixed Account will not be less than the annual guaranteed interest rate shown in your Policy and will never be less than the minimum annual interest rate of 2.00% for all policies sold under this Prospectus. For purposes of crediting interest, amounts deducted, transferred or withdrawn from the Fixed Account are accounted for on a "first-in-first-out" (FIFO) basis. The Company may credit interest at higher than the guaranteed interest rate. Any change in the interest rate will not discriminate unfairly within any class of Owners or Insureds. The Company will review the interest crediting rate monthly and may reset the interest rate monthly. Any additional interest credited will be credited at least annually.

Payments from the Fixed Account. The Company may defer payments of any withdrawal, surrender, or Policy loan proceeds from the Fixed Account for up to 6 months after a Request is received. If the Company delays the payment of surrender benefits under this Policy, the Company will pay interest at a rate of 2% per year (or an alternative rate if required by applicable state insurance law).

We may delay the payment of proceeds of any partial withdrawal, surrender, or loan after our receipt of Written Notice in Good Order of your request where the proceeds would be taken from Fixed Account Value.

THE VARIABLE ACCOUNT AND FUNDS

Protective NY COLI VUL separate account (referred to herein as the Variable Account)

Protective NY COLI VUL separate account is a separate investment account of Protective Life established under Alabama law by the board of directors of Protective Life on February 25, 2020. The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act") and is a "separate account" within the meaning of the federal securities laws.

Protective Life owns the assets of the Variable Account. These assets are held separate from other assets of the Company and are not part of Protective Life's General Account. You assume all of the investment risk for premiums and Policy Value allocated to the Sub-Accounts. Your Policy Value in the Sub-Accounts is part of the assets of the Variable Account. Assets of the Variable Account equal to the reserves or other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business that Protective Life conducts. Protective Life may transfer to its General Account any assets of the Variable Account which exceed the reserves and other contract liabilities of the Variable Account (which are always at least equal to the aggregate Variable Account Values under the Policies). Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the reserves and other contract liabilities related to the Policies. Protective Life is obligated to pay all benefits provided under the Policies.

The Company has absolute ownership of the assets of the Variable Account. The portion of the assets of the Variable Account equal to the reserves and other contract liabilities with respect to the Variable Account are not chargeable with liabilities arising out of any other business the Company may conduct.

The assets of the Variable Account are divided into a series of Sub-Accounts. Each Sub-Account invests exclusively in shares of a corresponding Fund. Any amounts of income, dividends, and gains distributed from the shares of a Fund will be reinvested in additional shares of that Fund at its Net Asset Value Per Share.

When permitted by law and subject to required regulatory approvals, the Company may:

(1)  Create new Variable Accounts;

(2)  Combine Variable Accounts;

(3)  Restrict premium payments or Transfers into any Sub-Account;

(4)  Transfer assets of one Variable Account to another Variable Account;

(5)  Add new Sub-Account to or remove existing Sub-Accounts from the Variable Account or combine Sub-Accounts;

(6)  Make new Sub-Accounts or other Sub-Accounts available to such classes of policies as the Company may determine;

(7)  Close certain Sub-Accounts to allocations or premium payments or transfers of Policy Value;

(8)  Add new Funds or remove existing Funds;

(9)  Substitute a different Fund for any existing Fund if shares of a Fund are no longer available for investment or if the Company determines that investment in a Fund is no longer appropriate in light of the purpose of the Variable Account;

(10)  Deregister the Variable Account under the 1940 Act if such registration is no longer required;

(11)  Operate the Variable Account as a management Investment Company under the 1940 Act or in any other form permitted by law; and

(12)  Make any changes to the Variable Account or its operations as may be required by the 1940 Act or other applicable law or regulations.

The investment policy of the Variable Account will not be changed without approval pursuant to the insurance laws of the Company's state of domicile. Any such approval of or change to the investment policy will be filed with the Superintendent of the New York Department of Financial Service. Prior written consent of the Owner will be obtained for any such change that diminishes the rights or benefits under the Policy.

In the event of a material change in the investment policy of the Variable Account, any Owner objecting to such change shall have the option to convert, without evidence of insurability, to a general account life insurance policy provided by the Company or an affiliate of the Company in the state of New York. Alternatively, the Owner may elect to transfer all amounts held in the Variable Account to the Fixed Account, without restriction, if the Company determines, at the time of such material change of investment policy, that the Fixed Account under this Policy is competitively priced in relation to the other available general account products. The Company will give appropriate notice to such objecting Owner of all options available. The option to convert or transfer funds from the Variable Account into the Fixed Account is exercisable within 60 days after (i) the effective date of such change in the investment policy or (ii) the receipt of the notice of the options available, whichever is later.

The values and benefits of this Policy provided by the Variable Account depend on the investment performance of the Funds in which your selected Sub-Accounts are invested. The Company does not guarantee the investment performance of the Funds. The Owner bears the full investment risk for Net Premiums allocated or Policy Value transferred to the Sub-Accounts.

The Variable Account is divided into Sub-Accounts. The income, gains or losses, whether or not realized, from the assets of each Sub-Account are credited to or charged against that Sub-Account without regard to any other income, gains or losses of Protective Life. Each Sub-Account invests exclusively in shares of a corresponding Fund.

Therefore, the investment experience of your Policy depends on the experience of the Sub-Accounts you select and not the investment experience of Protective Life's other assets. In the future, the Variable Account may include other Sub-Accounts that are not available under the Policies and are not otherwise discussed in this Prospectus.

Information regarding each Fund, including (i) its name, (ii) its type (e.g., money market fund, bond fund, balanced fund, etc.) or a brief statement concerning its investment objectives; (iii) its investment adviser and any sub-investment adviser; (iv) current expenses; and (v) performance is available in the appendix to the Prospectus. See Appendix A — Funds Available Under Your Policy. Each Fund has issued a prospectus that contains more detailed information about the Fund.

You should carefully consider the investment objectives, risks, charges and expenses of the investment alternatives when making an allocation to the Sub-Accounts. The underlying Fund prospectuses can be found online at protectiveonlineprospectus.net. You can also request this information at no cost by calling 1-800-265-1545 or by sending an email request to gwexecbenefits@protective.com.

Variable insurance Funds might not be managed by the same portfolio managers who manage retail mutual funds with similar names. These Fund are likely to differ from similarly named retail mutual funds in assets, cash flow, and tax matters. Accordingly, the holdings and investment results of a variable insurance Fund can be expected to be higher or lower than the investment results of a similarly named retail mutual fund.

Selection of Funds

We select the Funds offered through the Policies based on several criteria, including the following:

1.  asset class coverage;

2.  the strength of the investment adviser's (or sub-adviser's) reputation and tenure;

3.  brand recognition;

4.  performance;

5.  the capability and qualification of each investment firm; and

6.  whether our distributors are likely to recommend the Funds to Policy Owners.

Another factor we consider during the selection process is whether the Fund, its adviser, its sub-adviser, or an affiliate will make payments to us or our affiliates. Such payments create a conflict of interest for us because we have an incentive to offer Funds (or classes of shares of Funds) for which such payments and fees are available to us. For a more detailed discussion of these payments and the potential conflicts of interest, see Payments We Receive. For a discussion of these arrangements, see Certain Payments We Receive with Regard to the Funds. We review each Fund periodically after it is selected. Upon review, we may remove a Fund or restrict allocation of additional Premium payments and/or transfers of Policy Value to a Fund if we determine the Fund no longer meets one or more of the criteria and/or if the Fund has not attracted significant Policy Owner assets. We do not recommend or endorse any particular Fund, and we do not provide investment advice.

Other Information About the Funds

Shares of these Funds are offered only to: (1) the Variable Account, (2) other separate accounts of Protective Life supporting variable annuity contracts or variable life insurance policies, (3) separate accounts of other life insurance companies supporting variable annuity contracts or variable life insurance policies, and (4) certain qualified retirement plans. Such shares are not offered directly to investors but are available only through the purchase of such contracts or policies or through such plans. See the prospectus for each Fund for details about that Fund.

Certain Funds may have investment objectives and policies similar to other mutual funds (sometimes having similar names) that are managed by the same investment adviser or manager. The investment results of the Funds, however, may be more or less favorable than the results of such other mutual funds. Protective Life does not guarantee or make any representation that the investment results of any Fund is, or will be, comparable to any other mutual fund, even one with the same investment adviser or manager.

For a discussion of the potential conflicts of interest that may arise as a result of the sale of Fund shares to separate accounts that support variable annuity contracts, variable life insurance policies and certain qualified pension and retirement plans as well as the sale of Fund shares to the separate accounts of insurance companies that are not affiliated with Protective Life, see the prospectuses for the Funds. Fund shares are not offered directly to investors but are available only through the purchase of such contracts or policies or through such plans. See the prospectus for each Fund for details about that Fund.

There is no guarantee that any Fund will meet its investment objectives. Please refer to the prospectus for each of the Funds you are considering for more information.

Certain Payments We Receive with Regard to the Funds from Advisers and/or Distributors

We (and our affiliates) may receive payments from the Funds' advisers, sub-advisers, distributors, or affiliates thereof (collectively, "Fund Sponsors"). These payments are negotiated and thus differ by Fund (sometimes substantially), and the amounts we (or our affiliates) receive may be significant. These payments are made for various purposes, including payment for services provided and expenses incurred by us (and our affiliates) in promoting, marketing, distributing, and administering the Policies; and, for our role as intermediary to the Funds. We (and our affiliates) may profit from these payments. These payments may be derived from revenue sharing arrangements paid from the legitimate profits of Fund Sponsors or 12b-1 fees deducted from Fund assets. For a more detailed discussion of these payments and the potential conflicts of interest, see Payments We Receive.

Addition, Deletion, or Substitution of Investments

The assets of the Variable Account are divided into a series of Sub-Accounts. Each Sub-Account invests exclusively in the shares of a corresponding Fund. Protective Life, subject to applicable law and any required regulatory approvals, may add new Sub-Accounts to or remove existing Sub-Accounts from the Variable Account or combine Sub-Accounts. If the shares of a Fund are no longer available for investment or further investment in any Fund should become inappropriate in view of the purposes of the Variable Account, Protective Life may redeem the shares of that Fund and substitute shares of another Fund. Substituted Funds may have higher fees and expenses or may be available only to certain classes of purchasers. Protective Life will not substitute any shares without notice and any necessary approval of the SEC and state insurance authorities.

Subject to applicable law and any required regulatory approvals, Protective Life may establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owner(s) or may be closed to certain classes of purchasers. Protective Life may prohibit the allocation of Net Premium and transfer of Policy Value to a Sub-Account.

If any of these substitutions or changes are made, Protective Life, may by appropriate endorsement change the Policy to reflect the substitution or other change. If Protective Life deems it to be in the best interest of Owner(s), the Variable Account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other Protective Life separate accounts, or its assets may be transferred to other Protective Life separate accounts, subject to any required Owner and/or regulatory approval. Protective Life may make any changes to the Variable Account required by the 1940 Act or other applicable law or regulation.

Voting Fund Shares

Protective Life is the legal owner of Fund shares held by the Sub-Accounts and has the right to vote on all matters submitted to shareholders of the Funds. However, in accordance with applicable law, Protective Life will vote shares held in the Sub-Accounts at meetings of shareholders of the Funds in accordance with instructions received from Owners with Policy Value in the Sub-Accounts. However, if the law changes to allow the Company to vote the shares in its own right, the Company may decide to do so.

Protective Life will send or make available to Owners voting instruction forms and other voting materials (such as Fund proxy statements, reports and other proxy materials) prior to shareholders meetings. The number of votes as to which an Owner may give instructions is calculated separately for each Sub-Account and may include fractional votes.

An Owner holds a voting interest in each Sub-Account to which Policy Value is allocated under his or her Policy. Owners only have voting interests while the Insured is alive. The number of votes for which an Owner may give instructions is based on the Owner's percentage interest of a Sub-Account determined as of the date established by the Fund for determining shareholders eligible to vote at the meeting of that Fund.

It is important that each Owner provide voting instructions to Protective Life because Shares as to which no timely instructions are received and shares held directly by Protective Life are voted by Protective Life in proportion to the voting instructions that are received with respect to all Policies participating in a Sub-Account. As a result, a small number of Owners may control the outcome of a vote.

Protective Life may, if required by state insurance regulations, disregard Owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Funds, or to approve or disapprove the investment management agreement or an investment advisory agreement. In addition, Protective Life may under certain circumstances disregard voting instructions that would require changes in the investment manager or an investment adviser of one or more of the Funds, provided that Protective Life reasonably disapproves of such changes. If we do disregard voting instructions, we will advise of that action and our reasons for such action in the next annual or semi-annual report.

CHARGES AND DEDUCTIONS

This section describes the charges and deductions we make under the Policy to compensate us for the services and benefits we provide, costs and expenses we incur, and risks we assume. We may profit from the charges deducted, and we may use any such profits for any purpose, including payment of distribution expenses. Unless otherwise stated fees and charges will be deducted from the Policy Value on a pro-rata basis from the Sub-Accounts and/or Fixed Account, where applicable. You may request that fees and charges be deducted from specific Sub-Accounts and/or the Fixed Account, where applicable or designate a specific Sub-Account for this purpose.

Any such request is subject to the provisions or restrictions of any riders, endorsements, or any Sub-Accounts and the available Sub-Account Value(s) or Fixed Account Value where applicable.

If there is insufficient value in a selected Sub-Account(s) or the Fixed Account, then Protective Life may deduct any fees and charges or the remainder of such fees and charges on a pro-rata basis from the Sub-Accounts or Fixed Account where applicable. You may be required to maintain in any designated Sub-Account(s) amounts sufficient to cover estimated Policy fees and charges for a Policy Year. We reserve the right to transfer Sub-Account Value from any Sub-Account or Fixed Account to a Money Market Sub-Account in amounts sufficient to cover estimated Policy fees and charges for a Policy Year.

Premium Expense Charge

We deduct a premium expense charge from each premium you pay. The premium expense charge compensates us for certain sales and premium tax expenses associated with the Policies and the Variable Account. The maximum premium expense charge is equal to 10% of each premium payment you make. This would include any premium paid to reinstate the Policy. The Company may assess an expense charge less than the maximum expense charge.

We will deduct a maximum charge of 10% from each premium payment, which is broken down as follows. A maximum of 6.5% will be deducted as sales load to compensate us in part for sales and promotional expenses in connection with selling the Policies, such as commissions, the cost of preparing sales literature, other promotional activities and other direct and indirect expenses. A maximum of 3.5% of premium will be used to cover premium taxes and certain federal income tax obligations resulting from the receipt of premiums. All states and some cities and municipalities impose taxes on premiums paid for life insurance, which generally range from 2% to 4% of premium but may exceed 4% in some states. The amount of your state's premium tax may be higher or lower than the amount attributable to premium taxes that we deduct from your premium payments.

The current expense charge applied to premium for sales load is 2.5% of premium up to target and 1.0% of premium in excess of target for Policy Years 1 through 10. Your target premium will depend on the Base Policy Face Amount, your Issue Age, your sex, and rating class (if any) and equals the maximum premium payable under the seven-pay test such that the Policy will not constitute a modified endowment contract under Section 7702A of the Code. There are other events, however, such as a decrease in Death Benefit or lapse of the Policy, which could cause the Policy to be a modified endowment contract under Section 7702A of the Code. See Tax Considerations — Policies That Are MECs. Thereafter, there is no charge for sales load. The current expense charge applied to premium to cover our premium taxes and the federal tax obligation described above is 3.5% in all Policy Years.

For a description of the effects of entering into the Term Life Insurance Rider, see Optional Benefits Under the Policy below.

Monthly Deduction

Each month we will deduct an amount from your Policy Value to pay for the benefits provided by your Policy. This amount is called the Monthly Deduction and equals the sum of:

•  the cost of insurance charges;

•  the monthly administration charge; and

•  the mortality and expense risk charge.

If you do not select the Sub-Account(s) from which the Monthly Deduction is deducted, the Monthly Deduction will be deducted from the Sub-Accounts and the Fixed Account pro-rata on the basis of the unloaned Policy Value.

The Owner may select the Sub-Accounts from which you want us to deduct the Monthly Deduction. However, if as of the date the Monthly Deduction is to be deducted, the value in any of the selected Sub-Accounts is less than the charge to be deducted from that Sub-Account, Protective Life will instead deduct the Monthly Deduction on a pro-rata basis from each Sub-Account and the Fixed Account under the Policy based on the unloaned Policy Value attributable to each Sub-Account and the Fixed Account.

Cost of Insurance Charge. This charge compensates Protective Life for the expense of underwriting the Death Benefit.

The cost of insurance charge is calculated as follows:

An amount will be deducted on each Monthly Anniversary from the Policy Value to pay the cost of insurance for that Policy Month. The cost of insurance is calculated on the Monthly Anniversary Day and is equal to:

(a)  The Death Benefit divided by the death benefit interest rate factor as shown on the Policy Schedule, less the Policy Value on each Monthly Anniversary Day, multiplied by the current monthly risk rate for the Insured's Attained Age; plus

(b)  The monthly administration charge.

If there has been an increase or decrease in Death Benefit during the Policy Year, the cost of insurance calculation will be adjusted accordingly to reflect the change.

The Net Amount at Risk is equal to the Death Benefit divided by the death benefit interest rate as shown on the Policy Schedule minus the Policy Value (prior to deducting the Cost of Insurance).

Anything that decreases Policy Value, such as negative investment experience or withdrawals, will increase the Net Amount at Risk and result in higher cost of insurance charges. The Net Amount at Risk is affected by investment performance, loans, payments of premiums, Policy fees and charges, the Death Benefit Option chosen, withdrawals, and increases or decreases in Total Face Amount.

The cost of insurance charge for each increment of Total Face Amount is calculated separately to the extent a different cost of insurance rate applies. If there is a decrease in Total Face Amount after an increase, the decrease is applied first to decrease any prior increases in Total Face Amount, starting with the most recent increase.

Cost of Insurance Rates. The cost of insurance rate for a Policy is based on and varies with the Issue Age, sex and premium class of the Insured and on the number of years that a Policy has been in force. Protective Life places Insureds in the following premium classes, based on underwriting: fully underwritten (ages 20-75) and guaranteed underwriting (ages 20-70). Protective Life guarantees that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the Policies. The guaranteed rates for standard classes are based on the 2017 Commissioners' Standard Ordinary Mortality Tables, Male or Female, Smoker or Nonsmoker Mortality Rates ("2017 CSO Tables"). The guaranteed rates for substandard classes are based on multiples of, or additions to, the 2017 CSO Tables. Currently, the guaranteed minimum monthly rate is $0.01 per $1000 and the guaranteed maximum monthly rate is $83.33 per $1000.

Protective Life's current cost of insurance rates may be less than the guaranteed rates that are set forth in the Policy. Current cost of insurance rates will be determined based on Protective Life's expectations as to investment income, mortality, persistency, and expense. In determining current cost of insurance charges, we may consider a variety of factors, including those unrelated to mortality experience.

Protective Life will also determine a separate cost of insurance rate for each increment of Total Face Amount based on the Policy duration and the Issue Age, sex and premium class of the Insured at the time of the request for an increase. The following rules will apply for purposes of determining the Net Amount at Risk for each premium class.

Protective Life places the Insured in a premium class when the Policy is issued, based on Protective Life's underwriting of the application. This original premium class applies to the initial Total Face Amount. When an increase in Total Face Amount is requested, Protective Life conducts underwriting before approving the increase (except as noted below) to determine whether a different premium class will apply to the increase. If the premium class for the increase has lower cost of insurance rates than the original premium class (or the premium class of a previous increase), the premium class for the increase also will be applied to the initial Total Face Amount and any previous increases in Total Face Amount beginning as of the effective date of the current increase. If the premium class for the increase has a higher cost of insurance rate than the original premium class (or the premium class of a previous increase), the premium class for the increase will apply only to the increase in Total Face Amount.

Monthly Risk Rates. The maximum monthly risk rate is shown on the Policy Schedule. The Company may charge a lower monthly risk rate. The maximum risk rates shown are based on the Mortality Tables as shown on the Policy Schedule, age nearest birthday. The Company reserves the right to change the monthly risk rate based on changes in the Company's expectations of investment income, mortality, persistency, and expense subject to the maximum risk rates. Any change in the monthly risk rate will not discriminate unfairly within any class of Owners or Insureds.

Legal Considerations Relating to Sex — Distinct Premium Payments and Benefits. Mortality tables for the Policies generally distinguish between males and females. Thus, premiums and benefits under Policies covering males and females of the same age will generally differ.

Employers and employee organizations considering purchase of a Policy should consult with their legal advisors to determine whether purchase of a Policy based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.

Monthly Administration Charge. We will deduct a maximum of $10 from your Policy Value on the Monthly Anniversary Day to cover our administrative costs, such as salaries, postage, telephone, office equipment and periodic reports. This charge may be increased or decreased by us from time to time based on our expectations of future expenses, but will never exceed $10.

Supplemental Rider and Endorsement Charges. There is no cost to add the Change of Insured Endorsement to the Policy; however, we will assess a one-time fee at the time it is exercised. See Fee Tables and Optional Benefits Under the Policy.

Mortality and Expense Risk Charge. We deduct a mortality and expense risk charge each month from your Policy Value. This charge compensates Protective Life for the mortality risk it assumes under the Policies. The mortality risk is that the Insureds will live for a shorter time than we project. The expense risk Protective Life assumes is that the expenses that we incur in issuing and administering the Policies and the Variable Account will exceed the amounts realized from the administration charges assessed against the Policies.

Protective Life deducts a monthly charge from assets in the Sub-Accounts attributable to the Policies. It is based on an annual charge that we accrue against each Sub-Account on a daily basis and is deducted on each Monthly Anniversary Day by cancelling accumulation units on a pro-rata basis across all Sub-Accounts.

We convert the mortality and expense risk charge into a daily rate by dividing the annual rate by 365. The mortality and expense risk charge will be determined by us but will not exceed 0.90% annually. The Company reserves the right to change the mortality and expense risk charge from, and any change will be based on our expectations of investment income, mortality, persistency, and expense. Furthermore, if a change is made, then it will not discriminate unfairly within any class of Owners or Insureds. Currently, the charge is 0.28% for Policy Years 1 through 20 and 0.10% thereafter. On surrender and payment of the death benefit, we will deduct the pro-rata portion of the mortality and expense risk charge that has accrued.

Transfer Fee

We allow you to make 12 free transfers of Policy Value each Policy Year. In order to cover administrative expenses, Protective Life will charge a maximum transfer fee of $10 on any additional transfers in a Policy Year. If the fee is imposed, it will be deducted from the amount requested to be transferred. If an amount is being transferred from more than one Sub-Account or the Fixed Account (subject to the Fixed Account transfer restrictions discussed herein), the transfer fee will be deducted proportionately from the amount being transferred from each. Currently, electronic transfers do not count towards the 12 free transfers; however, we reserve the right, at any time, to charge for electronic transfers in excess of the free transfers allowed.

Withdrawal Charges

Protective Life will deduct a partial withdrawal fee of $25 for all withdrawals after the first made in the same Policy Year. This charge will be deducted from the Policy Value in addition to the amount requested to be withdrawn. The partial withdrawal fee will be deducted proportionally from all Sub-Accounts.

Fund Expenses

The value of the net assets of each Sub-Account reflects the investment management fees and other expenses incurred by the corresponding Fund in which the Sub-Account invests. For further information, consult the Funds' prospectuses.

Other Information

We sell the Policies through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of Protective Life. We pay commissions and other compensation to the broker-dealers for selling the Policies. You do not directly pay the commissions and other compensation, we do. We intend to recover commissions and other compensation, marketing, administrative and other expenses and costs of Policy benefits through the fees and charges imposed under the Policies. See Sale of the Policies for more information about payments we make to the broker-dealers.

Corporate Purchasers or Eligible Groups

The Policy is available for individuals and for corporations and other institutions. For corporate or other group or sponsored arrangements, fee-only arrangements or clients of registered investment advisers purchasing one or more Policies, Protective Life may reduce the amount of the premium expense charge, monthly administration charge, or other charges where the expenses associated with the sale of the Policy or Policies or the underwriting or other administrative costs associated with the Policy or Policies are reduced. Sales, underwriting or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase, a group or sponsored arrangement or arrangements, fee-only arrangements or clients of registered investment advisers.

THE POLICY

Purchasing a Policy

For insurance coverage to take effect under a Policy, you must submit a completed application and at least the minimum initial premium payment through a licensed representative of Protective Life who is also a registered representative of a broker-dealer having a distribution agreement with Investment Distributors, Inc. Protective Life requires satisfactory evidence of the insurability, which may include a medical examination of the Insured. Protective Life will issue a Policy covering an Insured up to age 75 if Evidence of Insurability satisfies Protective Life's underwriting rules. No Policy will be issued to an Insured under the age of 20 years. Minimum age requirements may apply. Acceptance of an application depends on Protective Life's underwriting rules, and Protective Life may reject an application. Applicants must be acceptable risks based on our applicable underwriting limits and standards. We will not issue a Policy until the underwriting process has been completed to our satisfaction. We reserve the right to reject an application for any lawful reason or to "rate" an Insured as a substandard risk, which will result in increased cost of insurance rates. The cost of insurance rate also may vary depending on the type of underwriting we use. A Policy is issued after Protective Life approves the application. Payment of premium is not a requirement to issue a Policy but your insurance will not take effect until you pay your minimum initial premium. Premium may be collected at the time of Policy delivery. We generally do not accept premium payments before approval of an application. We will not credit interest or allocate your premium payment for the period while your application is in underwriting.

Insurance coverage under a Policy begins on the Policy Effective Date.

In order to obtain a more favorable Issue Age, Protective Life may permit the Owner to "backdate" a Policy by electing a Policy Effective Date up to six months prior to the date of the original application. Charges for the Monthly Deduction for the backdated period are deducted as of the Policy Effective Date.

The Owner of the Policy may exercise all rights provided under the Policy. By Written Notice received by Protective Life at the Home Office while the Insured is living, the Owner may name a contingent Owner or a new Owner. A change in Owner may have tax consequences. See Tax Considerations — Other Considerations.

Fees, charges and benefits available under the Policy may vary depending on the state in which the Policy is issued.

Cancellation Privilege

The Owner may return the Policy to the Company or an authorized representative within 10 days of receiving it. If replacement of an existing policy is involved, the right to cancel period is extended to 60 days. If returned during the right to cancel period, the Policy will be deemed void from the start, and the Company will refund the greater of: (1) premiums received less any withdrawals and distributions; or (2) the Policy Value less any withdrawals and distributions. During the right to cancel period Net Premium will be allocated to the Sub-Accounts selected by the Owner.

Age Requirements

An Insured's Issue Age must be between 20 and 75 for Policies issued on a fully underwritten basis and between 20 and 70 for Policies issued on a guaranteed underwriting or a simplified underwriting basis.

Changes in the Policy or Benefits

At any time Protective Life, subject to the approval of state authorities if required, may make such changes in the Policy as are necessary to assure compliance with any applicable laws or with regulations or rulings issued by a government agency. This includes, but is not limited to, changes necessary to comply at all times with the definition of life insurance prescribed by the Internal Revenue Code. Any such changes will apply uniformly to all affected Policies, and Owners will receive notification of such changes. The Company will obtain all required legal and regulatory approvals.

Specialized Uses of the Policy

Because your Policy provides for an accumulation of Policy Values as well as Death Benefit, you may wish to use it for various individual and business planning purposes. Purchasing the Policy in part for such purposes may involve certain risks. For example, if the investment performance of the Sub-Accounts is poorer than expected or if sufficient premiums are not paid, the Policy may Lapse or may not accumulate sufficient Policy Value to fund the purpose for which you purchased the Policy. Withdrawals and Policy Loans may significantly affect current and future Policy Value, Cash Surrender Value or Death Benefit Proceeds. The Policy is designed to provide benefits on a long-term basis.

Before purchasing a Policy for a specialized purpose, you should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. In addition, using a Policy for a specialized purpose may have tax consequences. See Tax Considerations — Other Considerations.

PREMIUMS

Minimum Initial Premium. The minimum initial premium required depends on a number of factors, including the age, sex and premium class of the proposed Insured, the initial Total Face Amount requested by the applicant, any supplemental riders and endorsements requested by the applicant and the planned periodic premiums that the applicant selects. Consult your sales representative for information about the initial premium required for the coverage you desire.

Periodic Premiums. The Company does not require that additional premiums be paid. However, it may recommend a periodic premium amount. The actual amount of premium needed may change, depending on the number of premium payments made, changes in coverage, investment experience, monthly risk rate, and partial withdrawals and policy loans made. While you are not required to make additional premium payments according to a fixed schedule, you may select a periodic premium schedule and corresponding billing period, subject to our limits. We will send you reminder notices for the periodic premium, unless you request to have reminder notices suspended. You are not required, however, to pay the periodic premium; you may increase or decrease the periodic premium subject to our limits, and you may skip a payment or make unscheduled payments. The actual amount of premium required to prevent Policy Lapse may change, depending on the number of premium payments made, changes in coverage, investment experience, monthly risk rate, and partial withdrawals and Policy loans made.

Additional, Unscheduled Premiums. You may pay additional, unscheduled premium payments to us in the amounts and at the times you choose, subject to the limitations described below. To find out whether your premium payment has been received, contact us at the Home Office address or telephone number shown on the first page of this Prospectus. We reserve the right to limit the number of premium payments we accept on an annual basis. No premium payment may be less than $100 per Policy without our consent, although we will accept a smaller premium payment if necessary to keep your Policy in force. We reserve the right to restrict or refuse any premium payments that exceed the Initial premium amount shown on your Policy.

Protective Life reserves the right to limit the amount and frequency of periodic premiums and additional premium under the Policy or the amount and frequency of Net Premiums that may be allocated to the Fixed Account at any time. Protective Life also reserves the right to refuse to accept such additional premium under the Policy or allocate additional Net Premium to the Fixed Account at any time without prior notice. In all cases, Protective Life will accept additional premium necessary to prevent the Policy from lapsing.

Premium Limitations. Premiums are accepted until Attained Age of 121. Premiums may be paid by any method acceptable to Protective Life. If by check, the check must be from an Owner (or the Owner's designee other than a sales representative), payable to Protective Life, and be dated prior to its receipt at the Home Office.

Additional limitations apply to premiums. Premium payments must be at least $100 and must be remitted to the Home Office although we will accept a smaller premium payment if necessary to keep your Policy in force.

We also reserve the right not to accept a premium payment that causes the Death Benefit to increase by an amount that exceeds the premium received. Evidence of Insurability satisfactory to us may be required before we accept any such premium. Protective Life also reserves the right to limit the amount and frequency of any premium payment. See Tax Considerations and the discussion of Cash Value Accumulation Test under Standard Death Benefits. If the Death Benefit is based on the applicable factor in the Table of Death Benefit Factors shown in the Policy Schedule, the Company reserves the right to refund the portion of any premium or Cash Value which causes the Death Benefit to be based on such factors. Protective Life will also monitor Policies and will notify the Owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract under the Code, if applicable. See Tax Considerations.

Premium Payments Upon Increase in Total Face Amount. Depending on the Policy Value at the time of an increase in the Total Face Amount and the amount of the increase requested, an additional premium payment may be necessary to keep the Policy in force or a change in the amount of planned periodic premiums may be advisable. You will be notified if a premium payment is necessary or a change is appropriate.

Net Premium Allocations

You must indicate in the application how Net Premiums are to be allocated to the Sub-Accounts and/or to the Fixed Account. These allocation instructions apply to both initial and subsequent Net Premiums. You may change the allocation instructions in effect at any time by Written Notice to Protective Life at the Home Office or by emailing us at GWExecBenefits@protective.com

Whole percentages must be used. The sum of the allocations to the Sub-Accounts and the Fixed Account must be equal to 100% of any Net Premiums. Protective Life reserves the right to establish (i) a limitation on the number of Sub-Accounts to which Net Premiums may be allocated and/or (ii) a minimum allocation requirement for the Sub- Accounts and the Fixed Account.

If Protective Life receives a premium payment at the Home Office before 3:00 P.M. Central Time, Protective Life will process the payment as of the Valuation Date it is received. Protective Life processes premium payments received at the Home Office at or after 3:00 P.M. Central Time as of the next Valuation Date. However, premium will not be accepted in connection with an increase in Total Face Amount until underwriting has been completed. When approved, Net Premium received will be allocated in accordance to your allocation instructions then in effect.

Unless designated by the Owner as a loan repayment, premiums received from Owners (other than planned periodic premiums) are treated as unscheduled premiums.

Protective Life reserves the right to limit the amount and frequency of planned periodic premiums and additional unscheduled premiums (each an "additional premium") under the Policy or the amount and frequency of Net Premiums that may be allocated to the Fixed Account at any time and to refuse to accept such additional premium under the Policy or allocate additional Net Premium to the Fixed Account at any time without prior notice. In all cases, Protective Life will accept additional premium necessary to prevent the Policy from lapsing. Protective Life will notify the Owner that a premium payment, whether a planned periodic premium or additional premium, may result in a Policy becoming a Modified Endowment Contract ("MEC"). Protective Life reserves the right not to accept a premium that will cause the Policy to become a MEC, unless otherwise instructed by the Owner.

If mandated by law, we may reject a premium payment. We may also provide information about you and your account to a government regulator.

CALCULATION OF POLICY VALUE

Variable Account Value

Each premium less any expense charge will be credited to the Policy Value on the date received at the Home Office. On the Monthly Anniversary Day, a deduction will be made for the cost of insurance. Variable Account Value reflects the investment experience of the Sub-Accounts to which it is allocated, any premiums allocated to the Sub-Accounts, transfers in or out of the Sub-Accounts (including loans), any withdrawals of Variable Account Value and Monthly Deductions. There is no guaranteed minimum Variable Account Value. A Policy's Variable Account Value therefore depends upon a number of factors.

The Variable Account Value for a Policy at any time is the sum of the Sub-Account Values for the Policy on the Valuation Date most recently completed.

Determination of Units

For each Sub-Account, the Net Premium(s) or unloaned Policy Value transferred are converted into units. The number of units credited is determined by dividing the dollar amount directed to each Sub-Account by the value of the unit for that Sub-Account for the Valuation Date on which the Net Premium(s) or transferred amount is invested in the Sub- Account. Therefore, Net Premiums allocated to or amounts transferred to a Sub-Account under a Policy increase the number of units of that Sub-Account credited to the Policy.

Determination of Unit Value

The unit value at the end of every Valuation Date is the unit value at the end of the previous Valuation Date times the Net Investment Factor, as described below. The Sub-Account Value for a Policy is determined on any day by multiplying the number of units attributable to the Policy in that Sub-Account by the unit value for that Sub-Account on that day as further described below.

Units for the initial Premium will be credited to the Sub-Accounts selected and Units for subsequent Premium payments will be credited at the end of the Valuation Period during which the Company receives the Premium.

In addition, whenever a Valuation Period includes a Monthly Anniversary, the value of each Sub-Account at the end of such period is reduced by the portion of any accrued policy fees or charges as are described in the Policy as being allocated to the Sub-Account.

Sub-Account Value

The Sub-Account Value is the total dollar amount of all units credited to the Owner's Policy under each of the Sub- Accounts and excluding the Fixed Account, if applicable. Each Sub-Account's Value is equal to the sum of:

•  The net asset value of the Fund(s) in the Sub-Account at the last Valuation Date;

•  Any premium, less expense charges deducted from premiums received during the current Valuation Period which is allocated to the Sub-Account;

•  Any policy loan repayment amount allocated to the Sub-Account;

•  All values transferred to the Sub-Account;

•  Any net investment return allocated to the Sub-Account.

  Minus the following:

•  All values transferred to another Sub-Account, the Fixed Account if applicable, and Policy Debt taken from the Sub-Account during the current Valuation Period;

•  All partial withdrawals from the Sub-Account during the current Valuation Period;

•  Monthly Deductions;

•  An amount for Transfer fees.

Net Investment Factor

The Net Investment Factor is an index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. Each Sub-Account has a Net Investment Factor for each Valuation Period which may be greater or less than one. Therefore, the value of a unit may increase or decrease. The Net Investment Factor for any Valuation Period is determined by dividing (1) by (2), where:

(1)  Is the net result of:

a.  The net asset value per share of the Fund(s) held in the Sub-Account, determined as of the end of the current Valuation Period; plus

b.  The per share amount of any dividend (or, if applicable, capital gain distributions) made by the Fund(s) to the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period; minus or plus

c.  A per share charge or credit for any taxes incurred by or reserved for the Fund(s), which is determined by the Company to have resulted from the operations of the Sub-Account.

(2)  Is the

a.  The net asset value per share of the Fund(s) held in the Sub-Account, determined at the end of the last Valuation Period.

Fixed Account Value

The Fixed Account Value under a Policy at any time is equal to the sum of:

•  the Net Premium(s) allocated to the Fixed Account; plus

•  Sub-Account Value transferred to the Fixed Account; plus

•  interest credited to the Fixed Account.

  MINUS the following

•  The portion of any accrued Policy fees and charges allocated to the Fixed Account;

•  An amount for the cost of insurance (as defined in the "Cost of Insurance" provision of the Policy) deducted from the Fixed Account on the Monthly Anniversary Day;

•  An amount for Transfer fees deducted from the Fixed Account;

•  Partial withdrawals from the Fixed Account including any applicable partial withdrawal charges; and

•  Transfers from the Fixed Account.

See The Fixed Account for a discussion of how interest is credited to the Fixed Account.

STANDARD DEATH BENEFITS

As long as the Policy remains in force, Protective Life will pay the Beneficiary the Death Benefit Proceeds upon receipt at the Home Office of Due Proof of Death of the Insured. Protective Life may require return of the Policy. The Death Benefit Proceeds are paid to the primary Beneficiary or a contingent Beneficiary. The Owner may name one or more primary or contingent Beneficiaries. Unless designated irrevocably, the Owner may change the Beneficiary by Written Notice prior to the death of any Owner. If no Beneficiary survives the Insured, the Death Benefit Proceeds are paid to the Owner or the Owner's estate. Death Benefit Proceeds are paid in a lump sum or under a settlement option that the Company is then offering. Payment of the Death Benefit Proceeds may have tax consequences. See Tax Considerations — Tax Treatment of Life Insurance Death Benefit Proceeds.

Please note that any Death Benefit payment we make in excess of the Variable Account Value, including payments under any rider, is subject to our financial strength and claims-paying ability.

Limits on Policy Rights

Incontestability. Unless fraud is involved, Protective Life will not contest the Policy, or any supplemental rider or endorsement, after the Policy, rider, or endorsement has been in force during the Insured's lifetime for two years from the Policy Effective Date or the effective date of the rider or endorsement. Likewise, unless fraud is involved, Protective Life will not contest an increase in the Total Face Amount with respect to statements made in the Evidence of Insurability for that increase after the increase has been in force during the life of the Insured for two years after the effective date of the increase.

Suicide Exclusion. If the Insured dies by suicide, within two years from the Issue Date, the Death Benefit will be limited to the premium payments made before death, less any Policy Debt, and any withdrawals. If the Total Face Amount is increased and if the Insured commits suicide, within 2 years from the effective date of any increase, the

Company will refund the cost of insurance paid for the amount of increase. The Total Face Amount of the Policy will be reduced to the Total Face Amount that was in effect prior to the increase. The Company will not pay any portion of the increased Total Face Amount, other than the Death Benefit (and only if it is greater than the Total Face Amount prior to the increase).

The Company reserves the right to request and obtain evidence as to the manner and/or cause of the Insured's death where not prohibited by law. Such request:

(1)  will be reasonable;

(2)  will clearly set forth the reasons why an autopsy is warranted; and

(3)  the autopsy will be at the Company's expense.

Misstatement of Age or Sex. If the Insured's age and/or sex on the Policy Date has been misstated and the misstatement is discovered on or after the death of the Insured, then the benefits payable under this Policy will be the amount of insurance that the cost of insurance would have purchased for the correct age and/or sex on the Policy Date. The applicable factor used in determining the Death Benefit shall be the factor required by Section 7702 of the Code reflecting the Insured's correct age and/or sex. If the Insured is alive at the time the misstatement of age and/or sex is discovered, then we will adjust the Policy Value Account and other benefits under the Policy as of the Policy Date based on the correct age and/or sex. Future monthly deductions from the Policy Value Account will be based upon the correct age and/or sex.

Calculation of Death Benefit Proceeds

The Death Benefit Proceeds are equal to the Death Benefit calculated as of the date of the Insured's death, less (1) any Policy Debt on that date, and less (2) any past due Monthly Deductions.

The calculation of the Death Benefit depends on the Death Benefit Option elected.

Federal Tax Compliance Test. Under Section 7702 of the Internal Revenue Code, a Policy will generally be treated as life insurance for federal tax purposes if, at all times, it satisfies the Cash Value Accumulation Test.

The Cash Value Accumulation Test ("CVAT") does not have a premium limit, but does require that the Death Benefit be at least a certain percentage (varying based on the Attained Age, sex and premium class of the Insured) of the Cash Value.

The Death Benefit Option you choose will also affect the amount of your Death Benefit.

Under Death Benefit Option 1, your Death Benefit will generally be the Total Face Amount. Under Death Benefit Option 2, your Death Benefit will always vary with the Policy Value. However, the Death Benefit may vary based on the Cash Value if the minimum Death Benefit is greater than the Total Face Amount under the Death Benefit Option 1 or the Total Face Amount plus the Policy Value under Death Benefit Option 2. See Death Benefit Options for detailed information about each Death Benefit Option.

You should consult your tax advisor or registered representative for more information about which death benefit option you should choose in light of your specific goals and circumstances.

The Death Benefit Proceeds are payable when Protective Life receives a properly completed claim form and Due Proof of Death of the Insured while the Policy is in force. The Death Benefit Proceeds will be paid to the Beneficiary, or Beneficiaries, in a lump sum, unless a Settlement Option currently being offered by the Company is selected. If there is more than one Beneficiary, each Beneficiary must submit instructions in Good Order specifying the manner in which they wish to receive their portion of the Death Benefit Proceeds. The Death Benefit Proceeds are determined as of the date of the Insured's death and are moved to the General Account until payment is made. Protective Life will pay interest on the Death Benefit Proceeds payable to each Beneficiary determined in accordance with applicable state law to the date of payment.

Death Benefit Options

The Policy has two Death Benefit options.

Option 1. The "Level Death" Option. Under this option, the death benefit is the greater of —

•  the Policy's Total Face Amount shown on the Policy Schedule, less any partial withdrawals; or

•  the Cash Value on the Insured's date of death multiplied by the applicable factor in the Table of Death Benefit Factors shown in the Policy Schedule for the Insured's age at date of death.

This death benefit option should be selected if you want to minimize your cost of insurance.

Option 2. The "Coverage Plus" Option. Under this option, the death benefit is the greater of —

•  The Total Face Amount shown on the Policy Schedule, plus the Policy Value on the Insured's date of death; or,

•  the Cash Value on the Insured's date of death multiplied by the applicable factor in the Table of Death Benefit Factors shown in the Policy Schedule for the Insured's age at date of death.

This death benefit option should be selected if you want to maximize your death benefit.

Your Cash Value and Death Benefit fluctuate based on the performance of the investment options you select and the expenses and deductions charged to your account. The Cash Value includes the Return of Expense Charge Benefit, if applicable, and thus the amount of this benefit can affect the amount of the Death Benefit.

There is no minimum Death Benefit guarantee associated with this Policy.

Changing Death Benefit Options

The Owner must indicate a Death Benefit Option in the application for the Policy. On or after the first Policy Anniversary, but not more than once each Policy Year, the Owner may change the Death Benefit Option on the Policy for any reason subject to the following rules. The Company must be notified by receipt of the request in writing in Good Order at the Home Office. After any change, the Total Face Amount must be at least $100,000. The effective date of the change will be the Monthly Anniversary Day that coincides with or next follows the day that Protective Life approves the request. Protective Life may require satisfactory Evidence of Insurability. All changes must be approved by Protective Life at the Home Office before they will be effective. Any change will be effective on the Monthly Anniversary following the date the Company approves the Request. Protective Life reserves the right to decline to change the Death Benefit Option if after the change the Death Benefit would not be based on the applicable factor in the Table of Death Benefit Factors shown in the Policy Schedule.

When a change from Option 1 to Option 2 is made, the Total Face Amount after the change is effected will be equal to the Total Face Amount before the change less the Policy Value on the effective date of the change. When a change from Option 2 to Option 1 is made, the Total Face Amount after the change will be equal to the Total Face Amount before the change is effected plus the Policy Value on the effective date of the change.

Changing the Total Face Amount

The Owner may request a change in the Total Face Amount of the Policy at any time within certain limits. The request must be received in writing in Good Order at the Home Office.

Increasing the Total Face Amount. Any increase in the Total Face Amount must be at least $25,000 and an application must be submitted in Good Order. Protective Life will require satisfactory Evidence of Insurability. In addition, the Insured's current Attained Age must be less than the maximum Issue Age for the Policies, as determined by Protective Life from time to time. A change in periodic premiums may be advisable. See Premiums — Premium Payments Upon Increase in Total Face Amount. The increase in Total Face Amount will become effective as of the Monthly Anniversary Day following the date that Protective Life approves the request for the increase, and the Policy Value will be adjusted to the extent necessary to reflect a Monthly Deduction as of the effective date based on the increase in Total Face Amount.

Each increase to the Total Face Amount is considered to be a new segment to the Policy for Policy administration purposes. When an increase is approved, Net Premium is allocated against the original Policy segment up to the seven-pay premium limit established on the Issue Date. Any excess Net Premium is then allocated toward the new segment. Each segment will have a separate target premium associated with it. The expense charge applied to Net Premium is higher up to target and lower for Net Premium in excess of the target as described in detail in the Charges and Deductions section of this Prospectus. The expense charge formula will apply to each segment based on the target Net Premium for that segment. In addition, each segment will have a new incontestability period and suicide exclusion period as described in the Standard Death Benefits — Limits on Policy Rights section of this Prospectus.

Increasing the Total Face Amount of the Policy may increase the Death Benefit and may have the effect of increasing monthly cost of insurance charges. Increasing the Total Face Amount may also have tax consequences. See Tax Considerations. Please consult your tax advisor.

Decreasing the Total Face Amount. The minimum decrease in the Total Face Amount is $25,000 and a request must be submitted in Good Order. The decrease in Total Face Amount will become effective on the Monthly Anniversary Day following the date that Protective Life approves the request for the decrease. If the decrease would cause the Death Benefit to be based on the applicable factor in the Table of Death Benefit Factors shown in the Policy Schedule, Protective Life reserves the right to decline or limit the amount of such decrease. Although Protective Life will attempt to notify an Owner if a decrease in the Total Face Amount will cause a Policy to be considered a modified endowment contract under Section 7702A of the Code, we will not automatically return premium. See Tax Considerations — Policies That Are MECs. Decreasing the Total Face Amount also may have other tax consequences. See Tax Considerations — Certain Distributions Required by the Tax Law in the First 15 Policy Years.

The Total Face Amount after any decrease must be at least $100,000. If the initial Total Face Amount of the Policy has been increased prior to the requested decrease, then the decrease will first be applied against any previous increases in Total Face Amount in the reverse order in which they occurred.

Decreasing the Total Face Amount of the Policy may reduce the Death Benefit and may have the effect of decreasing monthly cost of insurance charges.

Settlement Options

The Death Benefit on the Insured's death will be paid in a lump sum unless the Owner elects to receive all or a portion of the Death Benefit Proceeds under a settlement option that the Company is then offering. The Company shall make settlement to the Beneficiary, not later than 30 days after the Company receives due proof of the Insured's death. The Company will pay interest, computed daily, from the date of death equal to the rate required by the state in which the Policy was delivered. See Tax Considerations — Tax Treatment of Life Insurance Death Benefit Proceeds.

Escheatment of Death Benefit

Every state has unclaimed property laws which generally declare life insurance policies to be abandoned after a period of inactivity of 3 to 5 years from the date the Death Benefit is due and payable. For example, if the payment of a Death Benefit has been triggered, but, if after a thorough search, Protective Life is still unable to locate the Beneficiary of the Death Benefit, or the Beneficiary does not come forward to claim the Death Benefit in a timely manner, the Death Benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Owner last resided, as shown on our books and records, or to our state of domicile. This "escheatment" is revocable, however, and the state is obligated to pay the Death Benefit (without interest) if your Beneficiary steps forward to claim the Death Benefit with the proper documentation. To prevent such escheatment, it is important that you update your Beneficiary designations, including addresses, if and as they change. Such updates should be communicated in writing, by telephone, or other approved electronic means to the Home Office.

OPTIONAL BENEFITS UNDER THE POLICY

In addition to the standard death benefits associated with your Policy, other optional benefits may also be available to you. The following table summarizes information about these optional benefits. Information about the fees associated with each benefit included in the table may be found in the Fee Table.

Name of Benefit	Purpose	Description of Restrictions/Limitations
Term Life Insurance Rider	To provide for level term insurance on the life of the Insured.	The Term Life Insurance Rider: • can only be added at the time of Policy issue • is only available should the purchaser satisfy certain criteria(1) at the time of purchase.
Change of Insured Endorsement	Allows the Owner to change the named Insured under the Policy.	The change of insured endorsement is: • Not available to individual Owners. • Can only be added at the time of Policy issue.

(1)  The criteria referenced herein is described further in the second paragraph under the heading "Term Life Insurance Rider" below.

The following supplemental benefits available through riders and endorsements may be available to be added to your Policy. Monthly charges, if applicable, for these riders and endorsements will be deducted from your Policy Value as part of the monthly deduction. See Monthly Deduction. The Term Life Insurance Rider (i) can only be added at the time of Policy issue and (ii) the purchaser must satisfy certain criteria such as the number of Policies it expects to purchase and the expected aggregate Total Face Amount under all such Policies.

The Change of Insured Endorsement (i) is not available to individual Owners, and (ii) can only be added at the time of Policy issue, as further discussed below under Change of Insured Endorsement (not available to individual Owners). Please ask your Protective Life agent for further information, or contact the Home Office.

Term Life Insurance Rider. This rider provides term life insurance on the Insured. Coverage is automatically annually renewable until the Insured's Attained Age 121. The amount of Death Benefit provided under this rider may vary on a monthly basis as described below. The Company will pay the Term Life Insurance Rider's Death Benefit ("Rider Death Benefit") to the Beneficiary when the Company receives proof of the death of the Insured and that the death occurred while this rider was in force. This rider does not have a Cash Value.

We offer this rider in circumstances that result in the savings of sales and distribution expenses and administrative costs. To qualify, a corporation, employer, or other purchaser must satisfy certain criteria such as, for example, the number of Policies it expects to purchase and the expected Total Face Amount under all such Policies. Generally, the sales contacts and effort and administrative costs per Policy depend on factors such as the number of Policies purchased by a single Owner, the purpose for which the Policies are purchased, and the characteristics of the proposed Insureds. The amount of reduction and the criteria for qualification are related to the sales effort and administrative costs resulting from sales to a qualifying Owner. Protective Life from time to time may modify on a uniform basis both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Owners funded by the Variable Account.

If you purchase this rider, the Total Face Amount, as selected by the Owner, will be the sum of the Base Policy Face Amount and the amount of coverage provided by this rider (the "Term Life Insurance Rider Face Amount"). The Owner elects the Total Face Amount and the applicable percentage of Term Life Insurance Rider Face Amount which ranges from 10% to 90% of the Total Face Amount.

The amount of the Rider Death Benefit depends on the death benefit option that applies under your Policy. The Rider Death Benefit will be determined on each Monthly Anniversary Day in accordance with one of those options. While this rider is in force, the Rider Death Benefit is included in the Death Benefit payable under the Policy and will at all times be the same as the option you have chosen for your Policy.

Option 1: Level Death

The Rider Death Benefit will be:

•  the greater of:

a)  the Total Face Amount shown on the Policy Schedule, less any partial withdrawals; or

b)  the Cash Value on the Insured's date of death multiplied by the applicable Factor shown in the Table on the Policy Schedule and based on the age of the Insured on date of death.

•  less the greater of:

c)  the Base Policy Face Amount shown on the Policy Schedule; or

d)  the Policy Value of the Policy.

Option 2: Coverage Plus

The Rider Death Benefit will be:

•  the greater of:

a)  the Total Face Amount shown on the Policy Schedule, plus the Policy Value Account on the Insured's date of death; or

b)  the Cash Value on the Insured's date of death multiplied by the applicable Factor shown in the Table on the Policy Schedule based on the age of the Insured at date of death.

•  less

c)  the Base Policy Face Amount shown on the Policy Schedule; plus

d)  the Policy Value of the Policy.

If the Total Face Amount is changed based on the Request of the Owner to change the Death Benefit Option, then the Base Policy Face Amount and the Term Life Insurance Rider Face Amount will be changed proportionally to the change in the Total Face Amount.

If you purchase this rider, the sales load will be proportionately lower as a result of a reduction in commission payments. Commissions payable to sales representatives for the sale of the Policy are calculated based on the total premium payments. As a result, this rider generally is not offered in connection with any Policy with annual premium payments of less than $100,000, except for policies issued on a guaranteed issue basis. In our discretion, we may decline to offer this rider or refuse to consent to a proposed allocation of coverage between a Policy and term rider.

If this rider is offered, the commissions will vary depending on the allocation of your coverage between the Policy and the term rider. The same initial Death Benefit will result in the highest commission when there is no term rider, with the commission declining as the portion of the Death Benefit coverage allocated to the term rider increases. Thus, the lowest commission amount is payable, and the lowest amount of sales load deducted from your premiums will occur, when the maximum term rider is purchased.

This rider will terminate upon the earliest of:

•  Request by the Owner;

•  The date the Policy is surrendered or coverage has ceased; or

•  The death of the Insured.

The fees and rider are subject to the terms and conditions contained in the "Fees and Charges" provision in the Policy and are described in detail in the Charges and Deductions section of this Prospectus, where applicable.

The calculation of the fees and charges described in detail in the Charges and Deductions section of this Prospectus are modified as follows if this rider is elected:

Cost of Insurance under the Term Life Insurance Rider. While this rider is in force, the Death Benefit described in the Policy includes the Rider Death Benefit. The cost of insurance for the Policy and this rider is calculated as follows and there is no additional cost of insurance charge for this rider.

a)  The Death Benefit divided by the death benefit interest rate factor as shown on the Policy Schedule, less the Policy Value Account on each Monthly Anniversary, multiplied by the current monthly risk rate for the Insured's Attained Age; plus

b)  The monthly administration charge.

If there has been an increase or decrease in the Death Benefit during the Policy Year, the cost of insurance calculation will be adjusted accordingly to reflect the change.

Expense Charge under the Term Life Insurance Rider. While this rider is in force, a reduction of the current expense charge assessed will be made in proportion to the applicable percentage of the Term Life Insurance Rider Face Amount which is equal to the Term Life Insurance Rider Face Amount divided by the Total Face Amount. The expense charge assessed will not exceed the maximum expense charge shown on the Policy Schedule. The Return of Expense Charge Benefit as described in the "Return of Expense Charge Benefit" section in this Prospectus will be calculated for the current expense charge as assessed, as described above, when this rider is elected. The Return of Expense Charge Schedule is shown on the Policy Schedule.

Mortality and Expense Charges under the Term Life Insurance Rider. While this rider is in force, a reduction of the current mortality and expense charges assessed will be based on the applicable percentage of the Term Life Insurance Rider Face Amount which is equal to the Term Life Insurance Rider Face Amount divided by the Total Face Amount. The mortality and expense charges assessed per year will be determined by us but will not exceed 0.90% annually.

Example of the Operation of the Term Life Insurance Rider.

The Term Life Insurance Rider — if purchased with the Base Policy — will not impact the Death Benefit provided by the Total Face Amount, but will cause a reduction in the expense charges applied against the Policy Value. This reduction in charges will provide for higher Policy Values than if no Term Life Insurance Rider were elected. For example, if the Term Life Insurance Rider Face Amount is equal to $25,000 and the Total Face Amount equals $100,000, there will be a 25% reduction in the assessed expense charge. Similarly, there is a reduction of the current Mortality and Expense Charges, down to 0.10% when the maximum percentage of Term Life Insurance Rider Face Amount is utilized. Accordingly, for a purchase of $100,000 of life insurance coverage ($75,000 Base and $25,000

Term), Death Benefits over the life of the Policy due to the expense charge reductions may exceed the Death Benefits provided if no Term Rider was purchased and the $100,000 coverage was provided solely under the Base Policy.

Change of Insured Endorsement (not available to Individual Owners). This endorsement permits you to change the Insured under your Policy or any Insured that has been named by virtue of this endorsement. Before we change the Insured you must provide us with (1) a written Request in Good Order for the change signed by you and approved by us; (2) evidence of Insurability for the new Insured; (3) evidence that there is an insurable interest between you and the new Insured; (4) evidence that the new Insured's age, at the nearest birthday, is under 70 years; and (5) evidence that the new Insured was born prior to the Policy Effective Date. We may charge a fee for administrative and underwriting expenses when you change the Insured. The minimum charge is $100 per change and the maximum charge is $400 per change. When a change of Insured takes effect, premiums will be based on the new Insured's age, sex, mortality class and the premium rate in effect on the Change of Insured Date, which is the Monthly Anniversary on or following the date of approval by the Company of the new Insured. See also Tax Considerations — Change of Insured Endorsement. The monthly risk rates will be based on the new Insured's age and sex as of the Policy Date and the premium class as of the Change of Insured Date. The maximum monthly risk rates are shown on the updated Policy Schedule and are based on the Mortality Table as shown on the updated Policy Schedule, age nearest birthday. The Company may charge a lower monthly risk rate than shown on the Policy Schedule. The Total Face Amount of the Policy will not change on the Change of Insured Date.

TRANSFERS

Upon receipt of Written Notice in Good Order to Protective Life at the Home Office you may transfer the Fixed Account Value to the Variable Account or the Variable Account Value to the Fixed Account subject to certain restrictions described below. Transfer requests received at the Home Office before 3:00 P.M. Central Time are processed as of the Valuation Date the request is received. Requests received in Good Order at or after 3:00 P.M. Central Time are processed as of the next Valuation Date.

Fixed Account Transfers

Transfers into the Fixed Account are limited to once every 60 days and to a maximum amount of $20 million. Your transfer will be rejected if it would cause the value of the Fixed Account to exceed such maximum dollar amount.

Transfers from the Fixed Account may only be made once every 365 days. The maximum to be transferred out will be the greater of 25% of your balance in the Fixed Account or the amount of the transfer in the previous 365-day period. Due to these limitations, if you want to transfer all of your Policy Value from the Fixed Account to the Variable Account, it may take several years to do so. Partial withdrawals are treated as Transfers out of the Fixed Account. Except for the time period and percentage allowed for Transfers out of the Fixed Account, which are set at issue of the Policy and will not change, the Company will give 30 days' written notice to the Owner if any of the limitations and time periods referred to above or in the Policy and Policy Schedule are changed. Any changes will not discriminate unfairly against any class of Owners or Insureds.

Guaranteed Paid-Up Option: Once every Policy Anniversary, the Owner may Transfer all amounts in the Variable Account into the Fixed Account and apply the Cash Surrender Value, excluding the Return of Expense Charge Benefit, as a single premium to provide an amount of guaranteed paid-up insurance. This net single premium will be based on the Insured's Attained Age, sex and premium class on the date of the transfer, as adjusted for any substandard rating, the Mortality Table as shown on the Policy Schedule, and computed at an interest rate of 4%. Any payments necessary to keep a rider or endorsement in force may be deducted from the paid-up policy. The Owner may increase the Total Face Amount of such paid-up policy subject to evidence of insurability. Future Cash Surrender Values of the paid-up policy will be calculated by multiplying the amount of guaranteed paid-up insurance by a net single premium at each successive duration. The net single premium will be based on the Insured's Attained Age, sex and premium class, as adjusted for any substandard rating, the Mortality Table as shown on the Policy Schedule, and computed at an interest rate of 4%.

Sub-Account Transfers

Subject to our rules as they may exist from time to time, you may at any time (in some circumstances only after the Cancellation Period) transfer to another Sub-Account, all or a portion of the Variable Account Value allocated to a Sub-Account. The Company may limit the availability of any Sub-Account with respect to Transfers if required by any law, regulation or governing body to do so or where the Sub-Account is not meeting performance objectives and notice of any such limitations will be given in compliance with any regulatory requirements where applicable.

A fee of $10 per transfer will apply for all non-electronic transfers in excess of 12 made in a Policy Year. We may change the amount of the transfer fee; however, it is guaranteed to never exceed $10 per transfer. All transfers requested on the same Business Day will count as only one transfer toward the 12 free transfers. Currently, electronic transfers do not count towards the 12 free transfers; however, we reserve the right, at any time, to charge for electronic transfers in excess of the free transfers allowed.

Upon receipt of Written Notice in Good Order, or where transfers are allowed to be made electronically or in such manner as Protective Life authorizes from time to time, to Protective Life at the Home Office, you may transfer the Variable Account Value between Sub-Accounts, subject to certain restrictions described below. Transfers may be requested by indicating the transfer of either a specified dollar amount or a specified percentage of the Sub-Account Value from which the transfer will be made. Transfer requests received at the Home Office before 3:00 P.M. Central Time are processed as of the Valuation Date the request is received. Requests received in Good Order at or after 3:00 P.M. Central Time are processed as of the next Valuation Date.

Transfer privileges are subject to our consent. We reserve the right to impose limitations on transfers, including, but not limited to: (1) the minimum amount that may be transferred to a Sub-Account; and (2) the minimum Sub-Account Value that must remain following a transfer from that Sub-Account. In addition, we may enforce the restriction on transfers set forth in your Policy and in cases of identified market timing unless the Sub-Account has additional restrictions that are noted in the respective Fund's prospectus. See Limitations on frequent transfers, including 'market timing' transfers below.

Protective Life may, however defer transfers under the same conditions that payment of Death Benefit Proceeds, withdrawals and surrenders may be delayed. See Suspensions or Delays in Payments. The minimum amount that may be transferred is the lesser of $100 or the entire amount in any Sub-Account from which the transfer is made. If, after the transfer, the amount remaining in a Sub-Account(s) would be less than $1000, Protective Life reserves the right to transfer the entire amount instead of the requested amount.

We will give written notice thirty (30) days before we limit the number of transfers. The transfer fee, if any, is deducted from the amount being transferred. Protective Life reserves the right to terminate, suspend or modify transfer privileges at any time.

Limitations on frequent transfers, including "market timing" transfers. Frequent transfers may involve an effort to take advantage of the possibility of a lag between a change in the value of a Fund's portfolio securities and the reflection of that change in the Fund's share price. This strategy, sometimes referred to as "market timing," involves an attempt to buy shares of a Fund at a price that does not reflect the current market value of the portfolio securities of the Fund, and then to realize a profit when the Fund shares are sold the next Valuation Date or thereafter. When you request a transfer among the Sub-Accounts, your request triggers the purchase and redemption of Fund shares. Frequent transfers cause frequent purchases and redemptions of Fund shares. Frequent purchases and redemptions of Fund shares can cause adverse effects for a Fund, Fund shareholders, the Variable Account, other Owners, beneficiaries or Owners of other variable life insurance policies we issue that invest in the Variable Account and the Funds. Frequent transfers can result in the following adverse effects:

•  Increased brokerage trading and transaction costs;

•  Disruption of planned investment strategies;

•  Forced and unplanned liquidation and portfolio turnover;

•  Lost opportunity costs; and

•  Large asset swings that decrease the Fund's ability to provide maximum investment return to all Policy Owners.

In order to try to protect our Policy Owners and the Funds from the potential adverse effects of frequent transfer activity, the Company has implemented certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent frequent, short-term transfer activity that may adversely affect the Funds, Fund shareholders, the Separate Account, other Policy Owners' beneficiaries and Policy Owners of other variable life policies we issue that invest in the Funds.

We monitor transfer activity in the Policies to identify frequent transfer activity in any Policy. Our current Market Timing Procedures are intended to detect transfer activity in which the transfers exceed a certain dollar amount and a certain number of transfers involving the same Sub-Accounts within a specific time period. We regularly review transaction reports in an attempt to identify transfers that exceed our established parameters.

When we identify transfer activity exceeding our established parameters in a Policy or group of Policies that appear to be under common control, we suspend non-written methods of requesting transfers for that Policy or group of Policies. All transfer requests for the affected Policy or group of Policies must be made by Written Notice in Good Order to the Home Office. We notify the affected Policy Owner(s) in writing of these restrictions.

In addition to our Market Timing Procedures, the Funds may have their own market timing policies and restrictions. While we reserve the right to enforce the Funds' policies and procedures, Owners and other persons with interests under the Policies should be aware that we may not have the contractual authority or the operational capacity to apply the market timing policies and procedures of the Funds. However, under SEC rules, we are required to: (1) enter into a written agreement with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Owners, and (2) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Owners who violate the market timing policies established by the Fund.

Some of the Funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the Fund's investment adviser, the Fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by law, we reserve the right to delay or refuse to honor a transfer request, or to reverse a transfer at any time we are unable to purchase or redeem shares of any of the Funds because of the Fund's refusal or restriction on purchases or redemptions. We will notify the Policy Owner(s) of any refusal or restriction on a purchase or redemption by a Fund relating to that Policy Owner's transfer request. Some Funds also may impose redemption fees on short-term trading (i.e., redemptions of mutual Fund shares within a certain number of business days after purchase). We also reserve the right to implement, administer, and collect any redemption fees imposed by any of the Funds. You should read the prospectus of each of the Funds for more information about its ability to refuse or restrict purchases or redemptions of its shares, which may be more or less restrictive than our Market Timing Procedures and those of other Funds, and to impose redemption fees.

We apply our Market Timing Procedures consistently to all Policy Owners without special arrangement, waiver or exception. We reserve the right to change our Market Timing Procedures at any time without prior notice as we deem necessary or appropriate to better detect and deter potentially harmful frequent transfer activity, to comply with state or federal regulatory requirements, or both. We may change our parameters to monitor for different dollar amounts, number of transfers, time period of the transfers, or any of these.

Policy Owners seeking to engage in frequent transfer activity may employ a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations. Furthermore, the identification of Policy Owners determined to be engaged in transfer activity that may adversely affect others involves judgments that are inherently subjective. Accordingly, despite our best efforts, we cannot guarantee that our Market Timing Procedures will detect or deter every potential market timer. In addition, because other insurance companies, retirement plans, or both may invest in the Funds, we cannot guarantee that the Funds will not suffer harm from frequent transfer activity in contracts or policies issued by other insurance companies or by retirement plan participants.

Reservation of Rights

Protective Life reserves the right without prior notice to modify, restrict, suspend or eliminate the transfer privileges at any time, for any class of Policies, for any reason. In particular, we reserve the right not to honor transfer requests by a third party holding a power of attorney from an Owner where that third party requests simultaneous transfers on behalf of the Owners of two or more Policies. In the event Protective Life chooses to exercise these rights, we will notify the affected Owners in writing or through a supplement to this Prospectus.

SURRENDERS AND WITHDRAWALS

Surrender Privileges

At any time while the Policy is still in force and while the Insured is still living, you may surrender your Policy for its Cash Surrender Value less any monthly cost of insurance charges on the date of surrender. Cash Surrender Value is determined as of the end of the Valuation Period during which the Written Notice in Good Order requesting the surrender, the Policy and any other required documents are received by Protective Life at the Home Office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 P.M. Central Time. Protective Life will process any surrender request in Good Order received at the Home Office at or after the end of the Valuation Period on the next Valuation Date. The Cash Surrender Value is paid in a lump sum unless the Owner requests payment under a settlement option that the Company is then offering. Payment is generally made within 7 calendar days but may be subject to postponement. See Suspensions or Delays in Payments. A Policy which terminates upon surrender cannot later be reinstated. Surrenders may have tax consequences, including a possible tax penalty if withdrawn before a certain age. See Tax Considerations.

Return of Expense Charge Benefit

If the Policy is surrendered for the surrender benefit within the first 7 Years from the Policy Effective Date then, the Company will return a percentage of the expense charge. The Return of Expense Charge Benefit is calculated by applying a percentage of the Policy Value Account on the date the surrender Request is received at the Administrative Office. The Return of Expense Charge Benefit will equal the percentage of expense charge paid plus 1% in Policy Year 1, and will then be reduced by a proportional amount in each Policy Year thereafter with it equaling 1% in Policy Year 7. Beginning in Policy Year 8 and all subsequent Policy Years, the Return of Expense Charge Benefit will be 0%.

The Return of Expense Charge Benefit is not available if the Policy is surrendered under the terms of Section 1035 of the Code and is not calculated for a Policy loan, partial withdrawal or when coverage under the Policy lapses.

The Return of Expense Charge Benefit creates a General Account obligation of the Company. The Return of Expense Charge Benefit is payable to the Owner. The Company may reduce or eliminate any Return of Expense Charge Benefit when there is a change of Owner or an assignment of the Policy.

The following examples demonstrate the Return of Expense Charge Benefit. They assume you have a Policy Value of $10,000, have not taken any loans, and have not elected the Term Life Insurance Rider.

Example 1: Policy Year 1 (Return of Expense Charge Benefit % = 7%)

  Formula

Return of Expense Charge Benefit (Expense Charge % + 1%) =   7% (6% + 1%)

Policy Value =  $10,000

Return of Expense Charge Benefit $ in Year 1 =  $700 ($10,000 x 7%)

Example 2: Policy Year 7 (Return of Expense Charge Benefit % = 1%)

  Formula

Return of Expense Charge Benefit=  1%

Policy Value =  $10,000

Return of Expense Charge Benefit $ in Year 7 =  $100 ($10,000 x 1%)

Withdrawal Privileges

You may request, by Written Notice in Good Order received at the Home Office, a partial withdrawal of your Policy at any time while the Policy is in force. The amount of any partial withdrawal must be at least $500 and may not exceed 90% of your Policy Value less outstanding Policy Debt. We will charge a partial withdrawal fee of $25 per withdrawal on partial withdrawals after the first in a Policy Year. The partial withdrawal fee will be deducted proportionally from all Sub-Accounts and Fixed Account. There are limits to taking partial withdrawals from the Fixed Account. See The Fixed Account.

The Total Face Amount (if Death Benefit Option 1 applies) and your Policy Value will be reduced by the amount of any withdrawals. Withdrawals, including partial withdrawals, may increase the risk that the Policy will lapse, and may have tax consequences, including a possible tax penalty if withdrawn before a certain age. See Tax Considerations. Protective Life will withdraw the amount requested, plus a withdrawal charge from unloaned Policy Value as of the end of the Valuation Period during which the Written Notice in Good Order is received at the Home Office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 P.M. Central Time.

Protective Life will process any withdrawal request in Good Order received at the Home Office at or after the end of the Valuation Period on the next Valuation Date.

The amount of a withdrawal will be withdrawn from the Sub-Accounts and the Fixed Account in proportion to the amounts in the Sub-Accounts and the Fixed Account bearing on your Policy Value. You cannot repay amounts taken as a partial withdrawal. Any subsequent payments received by us will be treated as additional premium payments and will be subject to our limitations on premiums.

POLICY LOANS

You may request a loan under your Policy. Loans allow you to access Policy Value without incurring charges associated with withdrawals. Policy loans must be requested by Written Notice in Good Order received at the Home Office. The minimum loan amount is $500 and the maximum Policy loan value is equal to: 90% of the Policy Value Account at the time of the Policy loan; less any outstanding Policy loans and accrued loan interest; less the current cost of insurance remaining for the balance of the Policy Year; less interest on the Policy loan to the next Policy Anniversary date.

Outstanding Policy Debt, and the Monthly Deductions therefore reduces the amount available for new Policy loans. Loan proceeds generally are mailed within seven calendar days of the loan being approved. A Policy loan will be a first lien on the Policy in favor of the Company. Loan amounts taken from the Fixed Account may, at the Company's discretion, be postponed for a period of up to 6 months.

Loan Collateral

When a Policy loan is made, an amount equal to the loan is transferred out of the Sub-Accounts and/or the Fixed Account and into a Loan Account established for the Policy. Like the Fixed Account, a Policy's Loan Account is part of Protective Life's General Account and amounts therein earn interest as credited by Protective Life from time to time. Because Loan Account values are part of Policy Value, a loan will have no immediate effect on the Policy Value. In contrast, Cash Surrender Value (including, as applicable, Variable Account Value and Fixed Account Value) under a Policy is reduced immediately by the amount transferred to the Loan Account. The Owner can, by Request, specify the Sub-Accounts and/or the Fixed Account from which collateral is transferred to the Loan Account. If no allocation is specified, collateral is transferred from each Sub-Account and from the Fixed Account in the same proportion that the value in each Sub-Account and the Fixed Account bears to the total unloaned Policy Value on the date that the loan is made.

On each Policy Anniversary, an amount of Policy Value equal to any due and unpaid loan interest (explained below), is also transferred to the Loan Account. Such interest is transferred from each Sub-Account and the Fixed Account in the same proportion that each Sub-Account Value and the Fixed Account Value bears to the total unloaned Policy Value.

Loan Repayment

You may repay all or part of your Policy Debt (the amount borrowed plus accrued interest) at any time while the Insured is living and the Policy is in force. Loan repayments in Good Order must be sent to the Home Office and are credited as of the Valuation Date received. The Owner must specify by Written Notice that any unscheduled premiums paid while a loan is outstanding be applied as loan repayments. (Loan repayments, unlike unscheduled premium payments, are not subject to the premium expense charge.) When a loan repayment is made, Policy Value in the Loan Account in an amount equal to the repayment is transferred from the Loan Account to the Sub-Accounts and the Fixed Account. Thus, a loan repayment will have no immediate effect on the Policy Value, but the Cash Surrender Value (including, as applicable, Variable Account Value and Fixed Account Value) under a Policy is increased immediately by the amount transferred from the Loan Account. Unless specified otherwise by the Owner(s), amounts are transferred to the Sub-Accounts and/or the Fixed Account in the same proportion that Net Premiums are allocated. Protective Life's ability to credit interest on Policy Value in the Loan Account is subject to the Company's financial strength and claims paying ability.

Interest

The interest rate on the Policy loan will be determined annually, using a simple interest formula, at the beginning of each Policy Year. Specific loan interest rate information can be obtained by calling 888-353-2654. That interest rate will be guaranteed for that Policy Year and will apply to all Policy loans outstanding during that Policy Year. Interest is due and payable on each Policy Anniversary. Interest not paid when due will be added to the principal amount of the loan and will bear interest at the loan interest rate.

Presently, the maximum interest rate for Policy loans is the Moody's Corporate Bond Yield Average — Monthly Average Corporates, which is published by Moody's Investor Service, Inc. If the Moody's Corporate Bond Yield Average ceases to be published, the maximum interest rate for Policy loans will be derived from a substantially similar average adopted by the Superintendent of the New York Department of Financial Services.

We must reduce our Policy loan interest rate if the maximum loan interest rate is lower than the loan interest rate for the previous Policy Year by one-half of one percent or more.

We may increase the Policy loan interest rate but such increase must be at least one-half of one percent. No increase may be made if the Policy loan interest rate would exceed the maximum loan interest rate.

The Company will send to the Owner and any assignee of record advance notice, as soon as is reasonably possible of any increase in the rate, but no less than 30 days' notice will be given. The Policy will not lapse as a result of a change in the Policy loan interest rate during the Policy Year of such change.

Non-Payment of Policy Loan

If the Insured dies while a loan is outstanding, the Policy Debt (which includes any accrued but unpaid interest) is deducted from the Death Benefit in calculating the Death Benefit Proceeds.

Effect of Policy Loans

A loan, whether or not repaid, has a permanent effect on the Death Benefit and Policy Value because the investment results of the Sub-Accounts and current interest rates credited on Fixed Account Value do not apply to Policy Value in the Loan Account. The larger the loan and longer the loan is outstanding, the greater will be the effect of Policy Value held as collateral in the Loan Account. Depending on the investment results of the Sub-Accounts or credited interest rates for the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable. Policy loans also may increase the potential for Lapse if investment results of the Sub-Accounts to which Cash Surrender Value is allocated is unfavorable. Since interest credited on the Loan Account is transferred to the Sub-Accounts, even if the interest rate charged on the Policy Debt is equal to the rate credited on Policy Value in the Loan Account, unpaid interest will be added to the outstanding loan balance and will increase Policy Debt. If a Policy lapses with loans outstanding, certain amounts may be subject to income tax. In addition, if your Policy is a "modified endowment contract," loans may be currently taxable and subject to a 10% additional tax. See Tax Considerations for a discussion of the tax treatment of Policy loans.

SUSPENSION OR DELAYS IN PAYMENTS

Protective Life will ordinarily pay any Death Benefit proceeds, Policy loans, withdrawals, or surrenders within seven calendar days after receipt at the Home Office of all the documents required for such a payment. Other than the Death Benefit, which is determined as of the date of death of the Insured, the amount will be determined as of the Valuation Date of receipt of all required documents in Good Order at the Home Office. However, Protective Life may delay making a payment or processing a transfer request if (1) the New York Stock Exchange is closed for other than a regular holiday or weekend, trading on the Exchange is restricted by the SEC, or the SEC declares that an emergency exists as a result of which the disposal or valuation of Variable Account assets is not reasonably practicable; (2) the SEC by order permits postponement of payment to protect Owners; or (3) your premium check has not cleared your bank. See also Payments from the Fixed Account.

In certain circumstances, applicable federal law may require Protective Life to "freeze" your account and refuse your request for a transfer, withdrawal, surrender, loan or death proceeds until receipt of instructions from the appropriate regulator. We also may be required to provide information about you and your account to a government regulator. If, pursuant to SEC rules, the Money Market Sub-Account suspends payment of redemption proceeds in connection with a liquidation of the Fund, we will delay payment of any transfer, partial withdrawal, surrender, loan, or death benefit from the Money Market Sub-Account until the Fund is liquidated. During the postponement period, the Sub-Account Value may continue to be subject to the investment experience (gains or losses) of the Fund(s) and all applicable charges.

The Company may defer payment of any withdrawal, surrender or Policy loan proceeds from the Fixed Account for up to 6 months after a Request is received. If the Company delays payment of surrender benefits under this Policy, the Company will pay interest at the rate specified under applicable state law as required, if any, at the time of the Request.

LAPSE AND REINSTATEMENT

Lapse

Failure to pay planned periodic premiums will not necessarily cause a Policy to Lapse (terminate without value). Paying all planned periodic premiums will not necessarily prevent a Policy from lapsing. A Policy will Lapse if its Policy Value less the Policy Debt is insufficient to cover the Monthly Deduction on the Monthly Anniversary Day. If the Cash Surrender Value on any Monthly Anniversary Day is less than the amount of the Monthly Deduction due on that date, the Policy will be in default and a grace period will begin. This could happen if investment experience has been sufficiently unfavorable that it has resulted in a decrease in Cash Surrender Value or the Cash Surrender Value has decreased because you have not paid sufficient Net Premiums to offset prior Monthly Deductions.

You have a 61-day grace period to make a payment of Net Premium at least sufficient to cover the monthly cost of insurance for the next three months. Protective Life will send you, at your last known address and the last known address of any assignee of record, notice of the premium required to prevent Lapse. A Policy will remain in effect during the grace period. If the Insured should die during the grace period, the Death Benefit Proceeds payable to the Beneficiary will reflect a reduction for the Monthly Deductions due on or before the date of the Insured's death as well as any unpaid Policy Debt or liens (including accrued interest). See Standard Death Benefits. Unless the premium stated in the notice is paid before the grace period ends, the Policy will Lapse. A Policy Lapse may have tax consequences.

See Tax Considerations.

Policy Maturity. If the Insured is living and the Policy is in force on the Policy Anniversary at attained age 121 then this Policy will remain in force. The Death Benefit will be equal to the Policy Value. No premium payments will be allowed except for those that are required in order to prevent the Policy from lapsing. Partial withdrawals, Policy loans and Policy loan repayments will be permitted, subject to the provisions herein and the provisions of any riders and endorsements attached to the Policy. No further cost of insurance charges will be deducted. This Policy may not qualify as life insurance if it is continued beyond the Policy Anniversary nearest the 121st birthday and may be subject to adverse tax consequences. Please consult a tax advisor prior to continuing coverage beyond that time.

The Policy Value will remain in the Sub-Accounts and/or Fixed Account, in accordance with your then current allocation instructions. You may change your Sub-Account allocation instructions and you may transfer your Policy Value among the Sub-Accounts and Fixed Account. Any amounts transferred into the Fixed Account after policy maturity and any amounts already invested in the Fixed Account at policy maturity will continue to earn interest at the guaranteed interest rate. All charges under your Policy, to the extent applicable, will continue to be assessed, except we will no longer make a deduction each Policy Month for the cost of insurance. As your Policy Value changes based on the investment experience of the Sub-Accounts, the Death Benefit will increase or decrease accordingly. You may surrender the matured Policy at any time. Please see Tax Considerations — Treatment When Insured Reaches Attained Age 121.

Reinstatement

A Policy may be reinstated within 3 years after the coverage ceased, unless it has been surrendered. For a Policy to be reinstated, the Company must receive:

1.  A Request from the Owner;

2.  Evidence of insurability for the Insured, at the Owner's expense;

3.  Payment of the cost of insurance for the grace period;

4.  Payment of an amount equal to 3 months' cost of insurance and other expense charges. Such payment less the expense charges will be credited to the Policy Value as of the date of reinstatement; and

5.  Payment or reinstatement of any Policy Debt which was outstanding as of the date the coverage ceased, including interest thereon. Interest will be the current loan interest rate per year and will be compounded annually to the date of the Policy reinstatement.

Reinstatement will become effective on the date the application for reinstatement is approved by the Company. In some circumstances, the reinstated Policy may be a modified endowment contract under Section 7702A of the Code, even if the Policy was not a modified endowment contract prior to lapse. Please see Tax Considerations — Policies That Are MECs-Modified Endowment Contracts.

REPORTS TO OWNERS

The Company maintains all records relating to the Variable Account, Sub-Accounts and the Fixed Account. We will send you a report at least once each Policy Year within 30 days after a Policy Anniversary. The report will show the current Policy Value, current allocation to each Sub-Account and/or the Fixed Account, death benefit, premiums paid, investment experience since your last report, deductions made since the last report, and any further information that may be required by the laws of the state in which your Policy was issued. It will also show the balance of all outstanding Policy loans and accrued interest on such loans as well as available loan amounts. There is no charge for this report.

We also will mail you confirmation notices or other appropriate notices of Policy transactions quarterly or more frequently within the time periods specified by law. Please give us prompt written notice of any address change. Please read your statements and confirmations carefully and verify their accuracy and contact us promptly with any questions.

EXCHANGE OF POLICY

At any time during the first 18 policy months, so long as this Policy is in force, any Owner may exchange this Policy, without evidence of insurability, for a policy of general account life insurance that the Company then offers in the state of New York on the life of the Insured for the Total Face Amount of this Policy. Alternatively, the Owner may elect to transfer all amounts from the Variable Account into the Fixed Account without restriction, if the Company determines at the time of the exchange, that the Fixed Account under this Policy is competitively priced in relation to other general account products. The exchange to a general account policy is subject to the following requirements: (i) the new policy shall bear the same date of issue and issue age as this Policy and at the rates in effect on that date for the same premium class; (ii) the new policy shall include such incidental insurance benefits as are included in this Policy if such incidental insurance benefits are available for issue with the new policy; and (iii) the exchange shall be subject to an equitable premium or policy value adjustment that takes appropriate account of the premiums and policy values under this Policy. An Owner should consult with legal and tax advisors prior to any exchange of the Policy. See Tax Considerations — Other Employee Benefit Programs.

TAX CONSIDERATIONS

The following discussion of the federal income tax treatment of the Policy is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Policy is unclear in certain circumstances, and a qualified tax adviser should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

The Policy may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of the Policy in any such arrangement is contemplated, you should consult a qualified tax adviser for advice on the tax attributes and consequences of the particular arrangement. See also Employer-Owned Life Insurance, Split-Dollar Life Insurance, and Employer-Financed Insurance Purchase Arrangements — Tax and Other Legal Issues for more information regarding certain arrangements.

This discussion does not address state or local tax consequences associated with the purchase of the Policy. The state and local tax consequences with respect to your Policy may be different than the federal tax consequences. In addition, PROTECTIVE LIFE MAKES NO GUARANTEE REGARDING ANY TAX TREATMENT — FEDERAL, STATE OR LOCAL — OF ANY POLICY OR OF ANY TRANSACTION INVOLVING A POLICY.

Tax Status of Protective Life

Protective Life is taxed as a life insurance company under the Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of Protective Life, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing federal income tax laws, Protective Life is not taxed on investment income and realized capital gains of the Variable Account, although Protective Life's federal taxes are increased in respect of the Policies because of the federal tax law's treatment of deferred acquisition costs. Currently, a charge for federal income taxes is not deducted from the Sub-Accounts or the Policy's Cash Value. However, Protective Life does deduct a premium expense charge from each premium payment in all Policy Years in part to compensate us for the federal tax treatment of deferred acquisition costs. Protective Life reserves the right in the future to make a charge against the Variable Account or the Cash Values of a Policy for any federal, state, or local income taxes that we incur and determine to be properly attributable to the Variable Account or the Policy. Protective Life will promptly notify the Owner of any such charge.

Taxation of Insurance Policies

Tax Status of the Policies. Section 7702 of the Code establishes a statutory definition of life insurance for federal tax purposes. While the requirements of this section of the Code are complex, and limited guidance has been provided from the Internal Revenue Service ("IRS") or otherwise, Protective Life believes that the Policy will meet the current statutory definition of life insurance, which places limitations on the Cash Values that can accumulate relative to the Death Benefit. As a result, the Death Benefit payable under the Policy will generally be excludable from the Beneficiary's gross income, and interest and other income credited under the Policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the Policy prior to the Insured's death, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Variable Account are "adequately diversified"

in accordance with Treasury Department regulations, and (2) Protective Life, rather than the Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes.

Diversification Requirements. The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be "adequately diversified". If the Variable Account fails to comply with these diversification standards, the Policy will not be treated as a life insurance contract for federal income tax purposes and the Owner would generally be taxed currently on the income on the contract (as defined in the tax law). Protective Life expects that the Variable Account, through the Funds, will comply with the diversification requirements prescribed by the Code and Treasury Department regulations.

Ownership Treatment. In certain circumstances, variable life insurance contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be includible in the contract owners' gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.

The ownership rights under the Policy are similar to, but differ in certain respects from, the ownership rights described by the IRS in certain rulings where it was determined that contract owners were not owners of the assets of a segregated asset account (and thus were not currently taxable on the income and gains). For example, the Owner of this Policy has the choice of more investment options to which to allocate premium payments and Variable Account Value than were addressed in such rulings. These differences could result in the Policy Owner being treated as the owner of a portion of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, Protective Life does not know what standards will be set forth in any further regulations or rulings which the Treasury Department or IRS may issue. Protective Life therefore reserves the right to modify the Policy as necessary to attempt to prevent Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance that such efforts would be successful.

The remainder of this discussion assumes that the Policy will be treated as a life insurance contract for federal tax purposes.

Tax Deferral During Accumulation Period. Under existing provisions of the Code, except as described below, any increase in an Owner's Cash Value is generally not taxable to the Owner unless amounts are received (or are deemed to be received) from the Policy prior to the Insured's death. If there is a surrender of the Policy, an amount equal to the excess of the amount received over the "investment in the contract" will generally be includible in the Owner's income. The "investment in the contract" generally is the aggregate premiums paid less the aggregate amount previously received under the Policy to the extent such amounts received were excludable from gross income.

Whether withdrawals (or other amounts deemed to be distributed) from the Policy constitute income to the Owner depends, in part, upon whether the Policy is considered a "modified endowment contract" ("MEC") for federal income tax purposes.

Policies Not Owned by Individuals

In the case of a Policy issued to a nonnatural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a Policy even if no loans are taken under the Policy. An exception to this rule is provided for certain life insurance contracts which cover the life of an individual who is a 20 percent owner, or an officer, director, or employee, of a trade or business. Entities that are considering purchasing the Policy, or entities that will be beneficiaries under a Policy, should consult a tax advisor.

Policies That Are MECs

Modified Endowment Contracts. Section 7702A of the Code treats certain life insurance contracts as MECs. In general, a Policy will be treated as a MEC if total premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before that time if the Policy provided for paid- up future benefits after the payment of seven level annual premiums ("seven-pay test"). A Policy also may become a MEC in certain other circumstances. For example, if there is a "material change" to the Policy (including certain increases in the Death Benefit), the seven-pay test generally is applied anew and limits premiums which can be paid for a further seven years in order to avoid MEC status. A Policy may be treated as a MEC upon a "material change" to the Policy, such as where premium paid at the time of the material change exceeds the new seven-pay test limit.

We will monitor your premium payments and other Policy transactions and notify you if a payment or other transaction might cause your Policy to become a MEC. We will not invest any premium or portion of a premium that would cause your Policy to become a MEC without instruction to do so from you. We will promptly notify you or your agent of the excess cash received. We will not process the premium payment unless we receive a MEC acceptance form or Policy change form within 48 hours of receipt of the excess funds. If paperwork is received that allows us to process the transaction, the effective date generally will be the date of the new paperwork.

Further, if a transaction occurs which decreases the Total Face Amount of your Policy during the first seven years, we will retest your Policy, as of the date of its purchase, based on the lower Total Face Amount to determine compliance with the seven-pay test. Also, if a decrease in Total Face Amount occurs within seven years of a "material change," we will retest your Policy for compliance with the new seven-pay test from the date of the "material change." Failure to comply in either case would result in the Policy's classification as a MEC regardless of our efforts to provide a payment schedule that would not otherwise violate the seven-pay test. A decrease in the Total Face Amount due to a lapse of the Policy during a seven-pay test period also can cause the Policy to be treated as a MEC, although there is a limited exception to such treatment where the lapse resulted from nonpayment of premiums and benefits are reinstated within 90 days of the decrease.

The rules relating to whether a Policy will be treated as a MEC are complex and cannot be fully described in the limited confines of this summary. Therefore, you should consult with a competent tax adviser to determine whether a particular transaction will cause your Policy to be treated as a MEC.

Distributions

Distributions Under a Policy that is Not a MEC. If the Policy is not a MEC, the amount of any withdrawal from the Policy generally will be treated first as non-taxable recovery of premium and then as income from the Policy. Thus, a withdrawal from a Policy that is not a MEC generally will not be includible in income except to the extent it exceeds the investment in the contract immediately before the withdrawal.

Certain Distributions Required by the Tax Law in the First 15 Policy Years. As indicated above, Section 7702 of the Code places limitations on the Cash Values that can accumulate relative to the Death Benefit. Where cash distributions are required under Section 7702 of the Code in connection with a reduction in benefits during the first 15 years after the Policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income notwithstanding the general rule described in the preceding paragraph. A reduction in benefits may result upon a decrease in the Total Face Amount, a change from one Death Benefit Option to the other, if withdrawals are made, and in certain other instances.

Tax Treatment of Loans. If a Policy is not classified as a MEC, a loan received under the Policy generally will be treated as indebtedness of the Owner. As a result, no part of any loan under a Policy will constitute income to the Owner so long as the Policy remains in force. However, in those situations where the interest rate credited to the Loan Account is identical (or nearly identical) to the interest rate charged for the loan, it is possible that some or all of the loan proceeds may be includible in income. If a Policy lapses or is surrendered when a loan is outstanding, the Cash Value of the Policy that served as collateral for, and repays, the outstanding loan will be treated as the proceeds of a surrender for purposes of determining whether any amounts are includable in the Owner's income. This treatment applies both under Policies that are not classified as MECs and under Policies that are classified as MECs. As a result, the amount of your taxable income could increase by some or all of the outstanding loan upon a lapse or surrender.

Generally, interest paid on any loans under this Policy will not be tax deductible. The non-deductibility of interest includes interest paid or accrued on indebtedness with respect to one or more life insurance policies owned by a taxpayer covering any individual who is or has been an officer or employee of, or financially interested in, any trade or business carried on by the taxpayer. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. In the case of interest paid in connection with a loan with respect to a Policy covering the life of any key person, interest is deductible only to the extent that the aggregate amount of loans under one or more life insurance policies does not exceed $50,000. Further, even as to such loans up to $50,000, interest would not be deductible if the Policy were deemed for federal tax purposes to be a single premium life insurance policy or, in certain circumstances, if the loans were treated as "systematic borrowing" within the meaning of the tax law. A "key person" is an individual who is either an officer or a 20 percent owner of the taxpayer. The maximum number of individuals who can be treated as key persons may not exceed the greater of (1) 5 individuals or (2) the lesser of 5 percent of the total number of officers and employees of the taxpayer or 20 individuals. Owners should consult a tax advisor regarding the deductibility of interest incurred in connection with this Policy.

Distributions Under a Policy That Is a MEC. If treated as a MEC, your Policy will be subject to the following tax rules:

•  First, partial withdrawals are treated as ordinary income subject to ordinary income tax up to the amount equal to the excess (if any) of your Cash Value immediately before the distribution over the "investment in the contract" at the time of the distribution.

•  Second, Policy loans and loans secured by a Policy are treated as partial withdrawals and taxed accordingly. Any past- due loan interest that is added to the amount of the loan is treated as a loan.

•  Third, a ten percent additional tax is imposed on that portion of any distribution (including distributions upon surrender), Policy loans, or loans secured by a Policy, that is included in income, except where the distribution or loan is made to a taxpayer that is a natural person, and:

1.  is made when the taxpayer is age 59 1/2 or older (where the taxpayer is a natural person);

2.  is attributable to the taxpayer becoming disabled; or

3.  is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary, as defined in the tax law.

If the Owner assigns or pledges any portion of the Policy Value (or agrees to assign or pledge any portion), such portion will be treated as a withdrawal for tax purposes. If the entire Policy Value is assigned or pledged, subsequent increases in the Policy Value are also treated as withdrawals for as long as the assignment or pledge remains in place. The Owner's investment in the contract is increased by the amount includible in income with respect to any assignment, pledge, or loan, though it is not affected by any other aspect of the assignment, pledge, or loan (including its release or repayment). Before assigning, pledging, or requesting a loan under a Policy treated as a MEC, an Owner should consult a tax advisor.

Aggregation of Policies. All life insurance contracts which are treated as MECs and which are purchased by the same policyholder from Protective Life or any of its affiliates within the same calendar year will be aggregated and treated as one contract for purposes of determining the tax on withdrawals (including deemed withdrawals). The effects of such aggregation are not always clear; however, it could affect the amount of a surrender or a withdrawal (or a deemed withdrawal) that is taxable and the amount which might be subject to the 10% additional tax described above.

Treatment When Insured Reaches Attained Age 121. As described above, when the Insured reaches Attained Age 121, no further premiums can be paid and no cost of insurance charges will be deducted. We believe that the Policy will continue to qualify as a "life insurance contract" under the Code. However, there is uncertainty regarding the tax treatment of the Policy at such time. It is possible, for example, that you would be viewed as constructively receiving the Cash Value in the year in which the Insured attains age 121 and would realize taxable income at that time, even if no actual distribution is made at that time.

Section 1035 Exchanges

Section 1035 of the Code provides that no gain or loss will be recognized on the exchange of a life insurance policy for another life insurance policy, endowment contract, annuity contract, or qualified long-term care insurance contract, provided that certain requirements are met. If the Policy is being issued in exchange for another life insurance policy, the requirements that must be met to receive tax-free treatment under Section 1035 of the Code include but are not limited to: (1) the policies must have the same insured, and (2) the exchange must occur through an assignment of your old policy to us or by a direct transfer of the policy value of the old policy to us by the issuer of the old policy. If your old policy was a MEC, the Policy will also be a MEC. If any money or other property is received in the exchange ("boot"), gain (but not loss) will be recognized equal to the lesser of the gain realized on the exchange or the amount of the boot received. You cannot exchange an endowment, annuity, or long-term care insurance contract for a life insurance policy tax-free. Generally, the Policy will have the same investment in the contract as the exchanged policy. However, if boot is received in the exchange the investment in the contract will be adjusted. Special rules and procedures apply to Section 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult a tax and/or legal adviser.

Actions to Ensure Compliance with the Tax Law

Protective Life reserves the right to increase the Death Benefit (which may result in larger charges under a Policy) or to take any other action deemed necessary to ensure the compliance of the Policy with the federal tax definition of life insurance. If the Death Benefit is based on the applicable factor in the Table of Death Benefit Factors shown on the Policy Schedule, the Company in its sole discretion may refund all or a portion of the Cash Value which causes the Death Benefit to be based on such applicable factor.

Other Considerations

Changing the Owner, designating an irrevocable beneficiary, exchanging the Policy, increasing the Total Face Amount, changing from one Death Benefit Option to another, and other changes under the Policy may have tax consequences (other than those discussed herein) depending on the circumstances of such change or withdrawal. For example, in addition to consequences under Sections 7702 and 7702A of the Code, changes to a Policy may affect the application of Section 101(j) (relating to employer-owned life insurance) and Section 264(f) (disallowing certain interest expense deductions), with adverse tax consequences to the Owner. In addition, special tax consequences may apply if you sell your Policy.

Estate, Gift and Generation-Skipping Transfer Tax Considerations

The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation-skipping transfer tax consequences in addition to gift and estate tax consequences under federal tax law. The individual situation of each Owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

If this Policy is used with estate and gift tax planning in mind, you should consult with your tax advisor as to the most up-to-date information as to federal estate, gift, and generation skipping tax rules.

Medicare Hospital Insurance Tax

A Medicare hospital insurance tax of 3.8% will apply to some types of investment income. This tax will apply to the taxable portion of (1) any proceeds distributed from the Policy as annuity payments pursuant to a settlement option prior to the death of the Insured, or (2) the proceeds of any sale or disposition of the Policy. This tax only applies to taxpayers with "modified adjusted gross income" above $250,000 in the case of married couples filing jointly or a qualifying widow(er) with dependent child, $125,000 in the case of married couples filing separately, and $200,000 for all others. For more information regarding this tax and whether it may apply to you, please consult your tax advisor.

Federal Income Tax Withholding

In General. Protective Life will withhold and remit to the federal government a part of the taxable portion of a surrender and withdrawal made under a Policy unless the Owner notifies Protective Life in writing and such notice is received at the Home Office at or before the time of the surrender or withdrawal that he or she elects not to have any amounts withheld. Regardless of whether the Owner requests that no taxes be withheld or whether Protective Life withholds a sufficient amount of taxes, the Owner will be responsible for the payment of any taxes including any additional tax that may be due on the amounts received. The Owner may also be required to pay penalties under the estimated tax rules if the Owner's withholding and estimated tax payments are insufficient to satisfy the Owner's tax liability.

Trade or Business Entity Owns or Is Directly or Indirectly a Beneficiary of the Policy

Where a Policy is owned by other than a natural person, the Owner's ability to deduct interest on business borrowing unrelated to the Policy can be impacted as a result of its ownership of cash value life insurance. No deduction generally will be allowed for a portion of a taxpayer's otherwise deductible interest expense unless the Policy covers only one individual and such individual is, at the time first covered by the Policy, a 20 percent owner of the trade or business entity that owns the Policy, or an officer, director, or employee of such trade or business.

Although this limitation generally does not apply to Policies held by natural persons, if a trade or business (other than one carried on as a sole proprietorship) is directly or indirectly the beneficiary under a Policy (e.g., pursuant to a split- dollar agreement), the Policy will be treated as held by such trade or business. The effect will be that a portion of the trade or business entity's deduction for its interest expenses will be disallowed unless the above exception for a 20 percent owner, employee, officer or director applies.

The portion of the entity's interest deduction that is disallowed will generally be a pro rata amount which bears the same ratio to such interest expense as the taxpayer's average unborrowed cash value bears to the sum of the taxpayer's average unborrowed cash value and average adjusted bases of all other assets. Any corporate or business use of the Policy should be carefully reviewed by your tax adviser with attention to these rules as well as any other rules and possible tax law changes that could occur with respect to corporate-owned life insurance. In the case of a Policy owned by an insurance company, similar rules apply under Sections 807 and 832 of the Code.

Employer-Owned Life Insurance

Section 101(j) of to the Code denies the tax-free treatment of death benefits payable under an employer-owned life insurance contract unless certain notice and consent requirements are met and either (1) certain rules relating to the insured employee's status are satisfied or (2) certain rules relating to the payment of the "amount received under the contract" to, or for the benefit of, certain beneficiaries or successors of the insured employee are satisfied. These rules apply to life insurance contracts owned by corporations (including S corporations), individual sole proprietors, estates and trusts, and partnerships that are engaged in a trade or business. Any business contemplating the purchase of a Policy on the life of an employee should consult with its legal and tax advisers regarding the applicability of Section 101(j) of the Code to the proposed purchase.

Split Dollar Life Insurance

A tax adviser should also be consulted if you have purchased or are considering the purchase of a Policy for a split dollar insurance plan. Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax adviser.

Other Employee Benefit Programs

Complex rules may apply when a Policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of employee benefits. These Policy owners also must consider whether the Policy was applied for by, or issued to, a person having an insurable interest under applicable state law, as the lack of insurable interest may, among other things, affect the qualification of the Policy as life insurance for federal income tax purposes and the right of the Beneficiary to death benefits. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult your legal advisor.

Employer-Financed Insurance Purchase Arrangements

In addition to corporations and other employers, the Policy is also available for purchase by individuals whose employers will pay some or all of the premiums due under the Policy pursuant to an employer-financed insurance purchase arrangement. In such cases, references in this Prospectus to the "Owner" of the Policy will refer to the individual and, depending on the context, references to the "payment of premiums" will refer to payments to Protective Life under the Policy by the employer and/or by the employee.

Employers and employees contemplating the purchase of a Policy as a part of an employer-financed insurance purchase arrangement should consult qualified legal and tax counsel with regard to the issues presented by such a transaction. For this purpose, an employer- financed insurance purchase arrangement is a plan or arrangement which contemplates that an employer will pay one or more premiums for the purchase of a Policy that will be owned, subject to certain restrictions, by an employee or by a person or entity designated by the employee.

The tax rules that apply to employer-financed insurance purchase arrangements are complex and depend on the particular facts associated with the arrangement. Thus, your qualified legal and tax advisors will need to evaluate the tax treatment of the arrangement based on your specific facts. The following general considerations often are relevant to such arrangements:

2.  Payments by the employer under typical employer-financed insurance purchase arrangements are only deductible for income tax purposes when the payments are taxable to the employee with respect to whom they are made.

3.  The payment of some or all of the premiums by the employer may create an ERISA welfare benefit plan which is subject to the reporting, disclosure, fiduciary and enforcement provisions of ERISA.

4.  The payment of some or all of the premiums by the employer usually will not prevent the Owner from being treated as the owner of the Policy for federal income tax purposes.

5.  A number of factors, including the performance of the Policy and whether the employer pays planned premiums, may cause a lapse of the Policy or may result in a need for later additional unscheduled premiums to keep your Policy in force.

6.  An employee considering whether to participate in an employer-financed insurance purchase arrangement should consider whether the financial and tax benefits of the ownership of the Policy outweigh the costs, such as sales loads and cost of insurance charges that will be incurred as a result of the purchase and ownership of the Policy.

7.  An employee considering whether to participate in an employer-financed insurance purchase arrangement should consider whether the designation of another person or entity as the owner of the Policy will have adverse consequences under applicable gift, estate, inheritance, or income tax laws.

8.  An employee considering whether to participate in an employer-financed insurance purchase arrangement should consider whether the financial performance of the Policy will support any planned withdrawals or borrowings under the Policy.

9.  In an employer-financed insurance purchase arrangement, the procedures described in Transfers — Limitations on frequent transfers, including 'market timing' transfers, which are designed to prevent or minimize market timing and excessive trading by Owners may, in certain circumstances, require us to perform standardized trade monitoring; in other circumstances such monitoring will be performed by the Fund. Certain Funds require us to provide reports of the Owner's trading activity, if prohibited trading, as defined by the Fund, is suspected. The determination of whether there is prohibited trading based on the Funds' definition of prohibited trading may be made by us or by the Fund. The Fund determines the restrictions imposed, which could be one of the four restrictions described in this Prospectus or by restricting the Owner from making Transfers into the identified Fund for the period of time specified by the Fund.

Change of Insured Endorsement

If the Insured is changed pursuant to the Change of Insured Endorsement, the Policy will be treated for tax purposes as if it were exchanged for a new Policy. The exchange will be taxable under Section 1001 of the Code, and the transaction will not qualify for tax-free treatment under Section 1035 of the Code. The Company makes no representations concerning the tax effects of the Change of Insured Endorsement. Owners are responsible for seeking tax counsel regarding the tax effects of the endorsement. Upon a change of Insured pursuant to the Change of Insured Endorsement, the guaranteed mortality charges under the Policy after the change will be based on the new Insured, and those charges may need to be based on a different mortality table than applied prior to the change, such as to ensure compliance with Section 7702 of the Code. The Company also reserves the right to refund Cash Value at the time of such change, including for purposes of maintaining compliance with Section 7702 of the Code.

Nonresident Aliens and Foreign Corporations

The discussion above provides general information regarding U.S. federal income and withholding tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers or beneficiaries that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions (including taxable Death Benefits) from life insurance policies at a 30% rate, unless a lower treaty rate applies. Prospective purchasers that are not U.S. citizens or residents are advised to consult with a tax advisor regarding federal tax withholding with respect to distributions from a Policy.

FATCA Withholding

If the payee of a distribution (including the Death Benefit) from the Policy is a foreign financial institution ("FFI") or a non-financial foreign entity ("NFFE") within the meaning of the Code as amended by the Foreign Account Tax Compliance Act ("FATCA"), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial owner of the Policy or the nature of the distribution. The rules relating to FATCA are complex, and a tax advisor should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the Policy.

USE OF THE POLICY

Life insurance, including variable life insurance, can be used to provide for many individual and business needs, in addition to providing a death benefit. Possible applications of a variable life insurance policy, such as this Policy include: (1) serving as vehicle for accumulating funds for a college education, (2) estate planning, (3) serving as an investment vehicle on various types of deferred compensation arrangements, (4) buy-sell arrangements, (5) split dollar arrangements, and (6) a supplement to other retirement plans. The Policy described in this Prospectus is offered to corporations and other employers to provide life insurance coverage in connection with, among other things, deferred compensation plans and employer-financed insurance purchase arrangements.

As with any investment, using this Policy under these or other applications entails certain risks. For example, if investment performance of Sub-Accounts to which Policy Value is allocated is poorer than expected or if sufficient premiums are not paid, the Policy may lapse or may not accumulate Cash Surrender Value sufficient to adequately fund the application for which the Policy was purchased. Similarly, certain transactions under a Policy entail risks in connection with the application for which the Policy is purchased. Withdrawals, Policy loans and interest paid on Policy loans may significantly affect current and future Policy Value, Cash Surrender Value or Death Benefit Proceeds.

If, for example, a Policy loan is taken but not repaid prior to the death of the Insured, the Policy Debt is subtracted from the Death Benefit in computing the Death Benefit Proceeds to be paid to a Beneficiary.

Prior to utilizing this Policy for the above applications, you should consider whether the anticipated duration of the Policy is appropriate for the application for which you intend to purchase it.

In addition, you need to consider the tax implications of using the Policy with these applications. The tax implications of using this Policy with these applications can be complex and generally are not addressed in the discussion of Tax Considerations above. Loans and withdrawals will affect the Policy Value and Death Benefit. There may be penalties and taxes if the Policy is surrendered, lapses, matures or if a withdrawal or a loan is made. Because of these risks, you need to carefully consider how you use this Policy. This Policy may not be suitable for all persons, under any of these applications.

Replacement of Life Insurance or Annuities

The term replacement has a special meaning in the life insurance industry. Before you make a decision to buy, we want you to understand what impact a replacement may have on your existing insurance policy.

A replacement occurs when you buy a new life insurance policy or annuity contract, and a policy or contract you already own has or will be:

1.  Lapsed, forfeited, surrendered or partially surrendered, assigned to the replacing insurer, or otherwise terminated;

2.  converted to reduced paid-up insurance, continued as extended term insurance, or otherwise reduced in value by the use of nonforfeiture benefits or other policy values;

3.  amended to effect either a reduction in benefits or in the term for which coverage would otherwise remain in force or for which benefits would be paid

4.  reissued with any reduction in cash value, or

5.  pledged as collateral or subject to borrowing, whether in a single loan or under a schedule of borrowing over a period of time.

There are circumstances when replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. A replacement may affect your plan of insurance in the following ways:

1.  You will pay new acquisition costs;

2.  You may have to submit to new medical examinations;

3.  You may pay increased premiums because of the increased age or changed health of the Insured;

4.  Claims made in the early policy years may be contested;

5.  You may have to pay surrender charges and/or income taxes on your current policy or contract values;

6.  Your new policy or contract values may be subject to surrender charges; and

7.  If part of a financed purchase, your existing policy or contract values or Death Benefit may be reduced.

You should carefully compare the costs and benefits of your existing policy or contract with those of the new policy or contract to determine whether replacement is in your best interest.

SALE OF THE POLICIES

We have entered into an agreement with Investment Distributors, Inc. ("IDI") under which IDI has agreed to distribute the Policies on a "best efforts" basis. Under the agreement, IDI serves as principal underwriter (as defined under Federal securities laws and regulations) for the Policies. IDI is a Tennessee corporation and was established in 1993. IDI, a wholly owned subsidiary of PLC, is an affiliate of Protective Life, and its Home Office shares the same address as Protective Life. IDI is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member firm of the Financial Industry Regulatory Authority ("FINRA").

IDI does not sell Policies directly to purchasers. IDI, together with Protective Life, enters into distribution agreements with other broker-dealers (collectively, "Selling Broker-Dealers") for the sale of the Policies. Registered representatives of the Selling Broker-Dealers must be licensed as insurance agents by applicable state insurance authorities and appointed as agents of Protective Life in order to sell the Policies.

We pay commissions and additional asset-based compensation to Selling Broker-Dealers through IDI. IDI does not retain any commission payment or other amounts as principal underwriter for the Policies. However, we may pay some or all of IDI's operating and other expenses.

We paid the following aggregate dollar amounts to IDI in commissions and additional asset-based compensation relating to sales of our variable contracts, other than the Policies. IDI did not retain any of these amounts, and passed along this compensation directly to the Selling Broker-Dealers.

Fiscal Year Ended	Amount Paid to IDI
December 31, 2018	$1,017,595
December 31, 2019	$944,781
December 31, 2020	$894,346

We offer the Policies on a continuous basis. While we anticipate continuing to offer the Policies, we reserve the right to discontinue the offering at any time.

Selling Broker-Dealers

We pay commissions and may provide some form of non-cash compensation to all Selling Broker-Dealers in connection with the promotion and sale of the Policies. A portion of any payments made to Selling Broker-Dealers may be passed on to their registered representatives in accordance with their internal compensation programs. We may use any of our corporate assets to pay commissions and other costs of distributing the Policies, including any profit from the mortality and expense risk charge. Commissions and other incentives or payments described below are not charged directly to Policy Owners or the Variable Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Policies.

Compensation We Pay to All Selling Broker-Dealers. We pay commissions as a percentage of initial and subsequent premium payments at the time we receive them, as a percentage of Policy Value on an ongoing basis, or a combination of both. The maximum sales commission is 25% of premium. We may also pay to selected Selling Broker-Dealers additional compensation in the form of (1) payments for participation in meetings and conferences that include presentations about our products (including the Policies), and (2) payments to help defray the costs of sales conferences and educational seminars for the Selling Broker-Dealers' registered representatives.

The registered representative who sells you the Policy typically receives a portion of the compensation we pay to his or her Selling Broker-Dealer, depending on the agreement between the Selling Broker-Dealer and your registered representative and the Selling Broker-Dealer's internal compensation program. These programs may include other types of cash and non-cash compensation and other benefits. A registered representative may be required to return all or a portion of the commissions paid if: (i) a Policy terminates prior to the third Policy Anniversary; or (ii) a Policy is surrendered for the Surrender Benefit within the first seven Policy Years and applicable state insurance law permits a return of expense charge. If you would like information about what your registered representative and the Selling Broker-Dealer for whom he or she works may receive in connection with your purchase of a Policy, please ask your registered representative.

Non-Cash Compensation. In the normal course of business, we may also provide non-cash compensation in connection with the promotion of the Policies, including conferences and seminars (including travel, lodging and meals in connection therewith), and items of relatively small value, such as promotional gifts, meals, or tickets to sporting or entertainment events, in accordance with all applicable federal and state rules, including FINRA's non- cash compensation rules.

Additional Compensation We Pay to Selected Selling Broker-Dealers. In addition to the cash and non-cash compensation described above, we may pay additional asset-based compensation in the form of marketing allowances and "revenue sharing" to selected Selling Broker-Dealers. These payments may be (1) additional amounts as a percentage of premium payments on our variable insurance products, and (2) additional "trail" commissions, which are periodic payments as a percentage of the contract and policy values or variable account values of our variable insurance products. Some or all of these additional asset-based compensation payments may be conditioned upon the Selling Broker-Dealer producing a specified amount of new premium payments and/or premiums and/or maintaining a specified amount of contract and policy value with us.

The Selling Broker-Dealers to whom we pay additional asset-based compensation provide preferential treatment with respect to our products in their marketing programs. Preferential treatment of our products by a Selling Broker-Dealer may include any or all of the following: (1) enhanced marketing of our products over non-preferred products; (2) increased access to the Selling Broker- Dealer's registered representatives; and (3) payment of higher compensation to registered representatives for selling our products than for selling non-preferred products.

Conflicts of Interest. The prospect of receiving, or the receipt of, additional asset-based and/or incentive compensation creates a conflict of interest because it may provide Selling Broker-Dealers and/or their registered representatives with an incentive to favor sales of our variable insurance products (including the Policies) over other variable insurance products (or other investments) with respect to which a Selling Broker-Dealer does not receive additional compensation, or receives lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the Policies. If you would like information about what your registered representative and the Selling Broker-Dealer for whom he or she works may receive in connection with your purchase of a Policy, please ask your registered representative.

Fund Payments to Broker-Dealers. The Funds and their related companies may pay a broker-dealer for services provided with regard to the sale of Fund shares to the Sub-Accounts under the Policy. The amount and/or structure of the compensation can possibly create a conflict of interest as it may influence the broker-dealer and your registered representative to present this Policy (and certain Sub-Accounts under the Policy) over other investment alternatives. The variations in compensation, however, may also reflect differences in sales effort or ongoing customer services expected of the broker-dealer or other intermediary or your salesperson. You should ask your registered representative about variations and how he or she and his or her broker-dealer are compensated for selling the Policy.

PAYMENTS WE RECEIVE

Fund Sponsors may compensate us for providing the administrative, recordkeeping and reporting services they would normally be required to provide to individual shareholders or for cost savings experienced by the Fund Sponsors.

Such compensation is typically a percentage of the Variable Account assets invested in the relevant Fund and generally may range up to 0.35% of net assets. IDI, a broker-dealer and affiliate of Protective Life and the principal underwriter and distributor of the Policy, may also receive Rule 12b-1 fees (ranging up to 0.25%) directly from certain Funds for providing marketing and distribution related services related to shares of Funds (or certain classes of shares of Funds) offered in connection with a Fund's Rule 12b-1 plan. If IDI receives 12b-1 fees, combined compensation for administrative and distribution related services generally ranges up to 0.60% annually of the Variable Account assets invested in a Fund.

Other Payments. A Fund Sponsor may provide us (or our affiliates) and/ or broker-dealers that sell the Policies ("selling firms") with marketing support, may pay us (or our affiliates) and/or selling firms amounts to participate in national and regional sales conferences and meetings with the sales desks, and may occasionally provide us (or our affiliates) and/or selling firms with items of relatively small value, such as promotional gifts, meals, tickets, or other similar items in the normal course of business.

Conflicts of Interest. Such payments and fees create a conflict of interest for the Company because we have an incentive to offer Funds (or classes of shares of Funds) for which such payments and fees are available to us. We consider such payments and fees, among other things, when deciding to include a Fund (or class of shares of a Fund) as an investment option under the Policy. Other available investment portfolios (or other available classes of shares of the Funds) may have lower fees and better overall investment performance than the Funds (or classes of shares of the Funds) offered under the Policy.

For details about the compensation payments we make in connection with the sale of the Policies, see Sale of the Policies.

LEGAL PROCEEDINGS

Protective Life, like other insurance companies, in the ordinary course of business are involved in some class action and other lawsuits, or alternatively in arbitration. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and material payments have been made. Although the outcome of any litigation or arbitration cannot be predicted, Protective Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on Protective Life's financial position.

We are currently being audited on behalf of multiple states' treasury and controllers' offices for compliance with laws and regulations concerning the identification, reporting, and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Death Master File to identify deceased insureds and contract Owners. In addition, we are the subject of a multistate market conduct examination with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties, and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that result from these examinations will have a material adverse impact on the Variable Account, on IDI's ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Policy.

FINANCIAL STATEMENTS

There are no financial statements for Protective NY COLI VUL separate account because it had not commenced operations as of the date of this Prospectus.

The audited statutory statements of Protective Life and Annuity Insurance Company as of December 31, 2020 and 2019, and the related statutory statements of operations, changes in capital and surplus, and cash flow for each of the years in the three-year period ended December 31, 2020, as well as the Reports of Independent Auditors are incorporated into the Statement of Additional Information by reference to the Variable Account's Form N-VPFS, File No. 811-23707, filed with the SEC on August 23, 2021.

APPENDIX A — FUNDS AVAILABLE UNDER YOUR POLICY

The following is a list of Funds available under the Policy. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at http://protective.onlineprospectus.net/Protective/funds/index.html. You can also request this information at no cost by calling 1-800-265-1545 or by sending an email request to gwexecbenefits@protective.com.

The current expenses and performance information below reflects fees and expenses of the Funds, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund Company's past performance is not necessarily an indication of future performance.

	Portfolio Company — Investment Adviser;	Current	Average Annual Total Returns (as of 12/31/2020)
Type	Sub-Adviser(s), as applicable	Expenses	1 year	5 year	10 year
Capital Appreciation	Invesco Oppenheimer V.I. Main Street Small Cap Fund® — Invesco Advisers, Inc.	1.19%	19.93%	12.88%	12.13%
Total Return	Invesco V.I. Global Real Estate Fund — Invesco Advisers, Inc.	1.29%	-12.32%	3.15%	4.96%
Long-Term Growth	Invesco V.I. International Growth Fund — Invesco Advisers, Inc.	0.92%	14.00%	8.82%	6.72%
Capital Growth	American Century Investments® VP Capital Appreciation Fund — American Century Investment Management, Inc.	1.00%	42.46%	18.12%	13.66%
Long-Term Capital Growth	American Century Investments® VP Mid Cap Value Fund — American Century Investment Management, Inc.	1.01%	1.21%	9.34%	10.42%
Long-Term Capital Growth	American Century Investments® VP Ultra Fund — American Century Investment Management, Inc.	1.01%	49.85%	22.89%	17.86%
Long-Term Capital Growth	American Century Investments® VP Value Fund — American Century Investment Management, Inc.	0.98%	0.98%	8.82%	9.72%
Long-Term Capital Growth	IS Global Small Capitalization Fund — Capital Research and Management	0.99%	29.72%	14.43%	9.43%
Capital Growth	IS Growth Fund — Capital Research and Management	0.61%	52.10%	22.75%	16.85%
Growth and Income	IS Growth-Income Fund — Capital Research and Management	0.55%	13.54%	13.93%	11.24%
Long-Term Capital Growth	IS International Fund — Capital Research and Management	0.80%	13.97%	10.73%	6.68%
Capital Appreciation	IS New World Fund® — Capital Research and Management	1.02%	23.58%	13.33%	6.54%
Total Return	BlackRock Global Allocation V.I. Fund — BlackRock Advisors, LLC	0.86%	20.88%	9.25%	6.70%
Total Return	BlackRock High Yield V.I. Fund — BlackRock Advisors, LLC	0.69%	7.27%	7.85%	6.58%
Total Return	BlackRock 60/40 Target Allocation ETF V.I. Fund — BlackRock Advisors, LLC	0.71%	14.67%	10.16%	7.09%

	Portfolio Company — Investment Adviser;	Current	Average Annual Total Returns (as of 12/31/2020)
Type	Sub-Adviser(s), as applicable	Expenses	1 year	5 year	10 year
Total Return	BNY Mellon Stock Index Fund — BNY Mellon Investment Adviser, Inc.	0.27%	18.01%	14.92%	13.60%
Long-Term Capital Growth	Davis Financial Portfolio — Davis Selected Advisers, L.P	0.73%	11.72%	11.66%	10.46%
Capital Appreciation	DWS Small Cap Index VIP — DWS Investment Management Americas, Inc.; Northern Trust Investments, Inc.	0.50%	17.36%	6.65%	6.58%
Long-Term Capital Growth	DWS Core Equity VIP — DWS Investment Management Americas, Inc.	0.62%	16.13%	13.80%	13.56%
Current Income	DWS High Income VIP — DWS Investment Management Americas, Inc.	0.87%	6.24%	7.77%	6.14%
Current Income	DFA Inflation-Protected Securities Portfolio — Dimensional Fund Advisors LP	0.14%	11.72%	5.22%	3.98%
Current Income	Eaton Vance VT Floating-Rate Income Fund — Eaton Vance Management; Boston Management and Research	1.20%	2.00%	4.22%	3.42%
Current Income	Federated High Income Bond Fund II — Federated Investment Management Company	0.84%	5.59%	7.51%	6.37%
Capital Appreciation	VIP Emerging Markets Portfolio — Fidelity Management & Research Company; FMR Co., Inc. Strategic Advisors, Inc. Fidelity Investments Money Management, Inc.	1.17%	30.88%	15.94%	5.87%
Total Return	Fidelity VIP Index 500 — Fidelity Management & Research Company; FMR Co., Inc. Strategic Advisors, Inc. Fidelity Investments Money Management, Inc.	0.87%	18.24%	15.09%	13.78%
Long-Term Capital Growth	Great-West Ariel Mid Cap Value Fund — Great-West Capital Management, LLC	1.12%	9.08%	8.58%	9.70%
Total Return	Great-West Bond Index Fund — Great-West Capital Management, LLC	0.51%	7.17%	3.92%	3.39%
Total Return	Great-West Core Bond Fund — Great-West Capital Management, LLC	0.79%	8.01%	4.86%	3.77%
Long-Term Capital Growth	Great-West Emerging Markets Equity Fund — Great-West Capital Management, LLC	1.49%	19.57%	Since Inception 4.58%	Inception Date 1/4/2018
Current Income	Great-West Government Money Market Fund — Great-West Capital Management, LLC	0.49%	0.29%	0.77%	0.38%
Real Return	Great-West Inflation-Protected Securities Fund — Great-West Capital Management, LLC	1.14%	7.57%	Since Inception 4.15%	Inception Date 1/4/2018
Total Return	Great-West International Index Fund — Great-West Capital Management, LLC	0.65%	7.52%	7.10%	4.76%

	Portfolio Company — Investment Adviser;	Current	Average Annual Total Returns (as of 12/31/2020)
Type	Sub-Adviser(s), as applicable	Expenses	1 year	5 year	10 year
Long-Term Capital Growth	Great-West International Value Fund — Great-West Capital Management, LLC	1.07%	9.73%	8.24%	8.92%
Long-Term Capital Growth	Great-West Large Cap Growth Fund — Great-West Capital Management, LLC	1.02%	41.45%	20.42%	15.54%
Capital Growth	Great-West Large Cap Value Fund — Great-West Capital Management, LLC	1.05%	3.71%	10.38%	9.48%
Long-Term Capital Growth	Great-West Mid Cap Value Fund — Great-West Capital Management, LLC	1.22%	(0.34)%	8.18%	9.91%
Total Return	Great-West Multi-Sector Bond Fund — Great-West Capital Management, LLC	0.93%	9.10%	6.93%	5.87%
Total Return	Great-West Real Estate Index Fund — Great-West Capital Management, LLC	0.76%	(11.59)%	2.35%	5.96%
Total Return	Great-West S&P Mid Cap 400 Index Fund — Great-West Capital Management, LLC	0.56%	13.10%	11.73%	10.82%
Total Return	Great-West S&P Small Cap 600 Index Fund — Great-West Capital Management, LLC	0.56%	10.93%	11.85%	11.36%
Total Return	Great-West Short Duration Bond Fund — Great-West Capital Management, LLC	0.67%	4.63%	2.85%	2.46%
Long-Term Capital Growth	Great-West Small Cap Growth Fund — Great-West Capital Management, LLC	1.67%	36.90%	17.00%	14.51%
Long-Term Capital Growth	Great-West Small Cap Value Fund — Great-West Capital Management, LLC	1.13%	3.20%	8.28%	8.72%
Long-Term Capital Growth	Great-West T. Rowe Price Mid Cap Growth Fund — Great-West Capital Management, LLC	0.63%	24.11%	16.03%	14.43%
High Return	Great-West U.S. Government Securities Fund — Great-West Capital Management, LLC	0.63%	5.87%	3.15%	2.87%
Income	Great-West Lifetime 2015 Fund — Great-West Capital Management, LLC	0.84%	11.00%	7.81%	6.85%
Income	Great-West Lifetime 2020 Fund — Great-West Capital Management, LLC	0.85%	11.31%	Since Inception 8.32%	Inception Date 4/28/2016
Capital Appreciation	Great-West Lifetime 2025 Fund — Great-West Capital Management, LLC	0.88%	12.24%	9.03%	8.01%
Capital Appreciation	Great-West Lifetime 2030 Fund — Great-West Capital Management, LLC	0.88%	12.61%	Since Inception 9.90%	Inception Date 4/28/2016
Capital Appreciation	Great-West Lifetime 2035 Fund — Great-West Capital Management, LLC	0.90%	13.30%	10.48%	9.08%
Capital Appreciation	Great-West Lifetime 2040 Fund — Great-West Capital Management, LLC	0.91%	13.60%	Since Inception 11.22%	Inception Date 4/28/2016

	Portfolio Company — Investment Adviser;	Current	Average Annual Total Returns (as of 12/31/2020)
Type	Sub-Adviser(s), as applicable	Expenses	1 year	5 year	10 year
Capital Appreciation	Great-West Lifetime 2045 Fund — Great-West Capital Management, LLC	0.92%	13.89%	11.15%	9.26%
Capital Appreciation	Great-West Lifetime 2050 Fund — Great-West Capital Management, LLC	0.92%	13.96%	Since Inception 11.51%	Inception Date 4/28/2016
Capital Appreciation	Great-West Lifetime 2055 Fund — Great-West Capital Management, LLC	0.92%	13.96%	11.14%	9.12%
Capital Appreciation	Great-West Lifetime 2060 Fund — Great-West Capital Management, LLC	0.88%	13.93%	Since Inception 13.60%	Inception Date 5/1/2019
Long-Term Capital Appreciation	Great-West Aggressive Profile Fund — Great-West Capital Management, LLC	1.13%	11.75%	9.39%	8.40%
Capital Preservation	Great-West Conservative Profile Fund — Great-West Capital Management, LLC	0.85%	8.21%	5.93%	5.15%
Long-Term Capital Appreciation	Great-West Moderate Profile Fund — Great-West Capital Management, LLC	0.97%	11.25%	8.43%	7.45%
Long-Term Capital Appreciation	Great-West Moderately Aggressive Profile Fund — Great-West Capital Management, LLC	1.02%	11.75%	9.39%	8.40%
Capital Appreciation	Great-West Moderately Conservative Profile Fund — Great-West Capital Management, LLC	0.90%	9.57%	7.15%	6.29%
Capital Growth	Janus Henderson VIT Balanced Portfolio — Janus Capital Management LLC	0.62%	14.31%	11.81%	10.23%
Capital Growth	Janus Henderson VIT Enterprise Portfolio — Janus Capital Management LLC	0.72%	19.47%	18.21%	15.25%
Total Return	Janus Henderson VIT Flexible Bond Portfolio — Janus Capital Management LLC	0.60%	10.48%	4.94%	4.45%
Capital Growth	Janus Henderson VIT Forty Portfolio — Janus Capital Management LLC	0.76%	39.40%	21.03%	17.02%
Capital Growth	Janus Henderson VIT Global Technology and Innovation Portfolio — Janus Capital Management LLC	0.75%	51.20%	29.77%	20.16%
Capital Growth	JPMorgan Insurance Trust Small Cap Core Portfolio — J.P. Morgan Investment Management Inc.	0.84%	13.69%	11.56%	11.27%
Total Return	JPMorgan Insurance Trust U.S. Equity Portfolio — J.P. Morgan Investment Management Inc.	0.76%	25.26%	16.01%	14.27%
Capital Growth	ClearBridge Variable Mid Cap Portfolio — Legg Mason Partners Fund Advisor LLC, ClearBridge Advisors, LLC	0.85%	15.35	10.60	11.03

	Portfolio Company — Investment Adviser;	Current	Average Annual Total Returns (as of 12/31/2020)
Type	Sub-Adviser(s), as applicable	Expenses	1 year	5 year	10 year
Capital Growth	ClearBridge Variable Small Cap Growth Portfolio — Legg Mason Partners Fund Advisor LLC, ClearBridge Advisors, LLC	0.81%	43.26	19.84	15.92
Income	Total Return Portfolio — Lord, Abbett & Co. LLC	0.72%	7.43%	4.53%	4.22%
Capital Appreciation	MFS® Growth Series — Massachusetts Financial Services Company	0.73%	31.86%	20.28%	16.80%
Capital Appreciation	MFS® Mid Cap Growth Series — Massachusetts Financial Services Company	1.06%	36.48%	20.61%	15.93%
Capital Appreciation	MFS® Research Series — Massachusetts Financial Services Company	0.82%	16.59%	14.74%	13.06%
Total Return	MFS® Total Return Bond Series — Massachusetts Financial Services Company	0.71%	8.47%	5.18%	4.42%
Capital Appreciation	MFS® Value Series — Massachusetts Financial Services Company	0.74%	3.48%	10.14%	10.85%
Capital Appreciation	MFS® International Growth Portfolio — Massachusetts Financial Services Company	1.04%	15.84%	12.77%	7.78%
Capital Appreciation	MFS® Blended Research® Small Cap Equity Portfolio — Massachusetts Financial Services Company	0.55%	2.23%	11.32%	10.83%
Total Return	MFS® Global Real Estate Portfolio — Massachusetts Financial Services Company	1.02%	1.49%	8.84%	8.42%
Capital Appreciation	MFS® Mid Cap Value Portfolio — Massachusetts Financial Services Company	0.81%	3.87%	9.72%	10.84%
Capital Growth	Neuberger Berman AMT Sustainable Equity Portfolio — Neuberger Berman Investment Advisers LLC	0.92%	19.56%	13.05%	11.62%
Real Return	CommodityRealReturn® Strategy Portfolio — Pacific Investment Management Company, LLC.; Research Affiliates, LLC	1.38%	1.35%	2.67%	-5.39%
Total Return	Global Bond Opportunities Portfolio — Pacific Investment Management Company, LLC.; Research Affiliates, LLC	0.93%	10.12%	4.82%	2.72%
Total Return	High Yield Portfolio — Pacific Investment Management Company, LLC.; Research Affiliates, LLC	0.79%	5.75%	7.20%	6.04%
Total Return	Low Duration Portfolio — Pacific Investment Management Company, LLC.; Research Affiliates, LLC	0.69%	2.99%	2.01%	1.79%
Real Return	Real Return Portfolio — Pacific Investment Management Company, LLC.; Research Affiliates, LLC	0.84%	11.71%	5.25%	3.63%

	Portfolio Company — Investment Adviser;	Current	Average Annual Total Returns (as of 12/31/2020)
Type	Sub-Adviser(s), as applicable	Expenses	1 year	5 year	10 year
Total Return	Total Return Portfolio — Pacific Investment Management Company, LLC.; Research Affiliates, LLC	0.69%	8.65%	4.75%	3.93%
Capital Growth	Pioneer Real Estate Shares VCT Portfolio — Amundi Pioneer Asset Management, Inc	1.46%	-7.34%	3.87%	8.01%
Long-Term Return	Putnam VT Large Cap Value Fund — Putnam Investment Management, LLC	0.57%	12.58%	8.75%	8.66%
Long-Term Return	Putnam VT Global Asset Allocation Fund — Putnam Investment Management, LLC	0.87%	12.58%	8.75%	8.66%
Capital Appreciation	Putnam VT Focused International Equity Fund — Putnam Investment Management, LLC	0.85%	10.32%	9.91%	9.33%
Capital Appreciation	Putnam VT Growth Opportunities Fund — Putnam Investment Management, LLC	0.65%	39.09%	22.35%	17.24%
Current Income	Putnam VT High Yield Fund — Putnam Investment Management, LLC	0.72%	5.50%	7.64%	5.99%
Current Income	Putnam VT Income Fund — Putnam Investment Management, LLC	0.57%	5.72%	5.01%	4.72%
Capital Growth	Putnam VT International Value Fund — Putnam Investment Management, LLC	0.94%	4.73%	5.61%	4.23%
Capital Appreciation	Putnam VT Research Fund — Putnam Investment Management, LLC	0.83%	20.23%	15.92%	14.00%
Capital Appreciation	Putnam VT Small Cap Value Fund — Putnam Investment Management, LLC	1.15%	4.12%	7.54%	8.47%
Capital Appreciation	Putnam VT Sustainable Future Fund — Putnam Investment Management, LLC	0.78%	52.99%	19.02%	14.92%
Capital Growth	T. Rowe Price Blue Chip Growth Portfolio — T. Rowe Price Associates, Inc.	1.10%	33.92%	19.22%	17.20%
Track Index	Vanguard VIF Total Bond Market Index — The Vanguard Group, Inc.	0.14%	7.58%	4.36%	3.71%
Track Index	Vanguard VIF Global Bond Index — The Vanguard Group, Inc.	0.13%	6.67%	Since Inception 4.68%	Inception Date 9/7/2017
Capital Growth	Victory RS Small Cap Growth Equity VIP Series — Victory Capital Services, Inc.	1.01%	38.06%	19.77%	16.55%

You can call us at 1-800-265-1545 to ask us questions, to request information about the Policy, and to obtain copies of the SAI, personalized illustrations or other documents. You also can write to us at the address given on the first page of this Prospectus.

The current SAI is dated [                             ]. The SAI contains additional information about the Policy and is included in this Prospectus. You can obtain a free copy of the SAI upon request, by writing us or calling at the number given above. You are encouraged to read the SAI.

Our SEC reports and other information about us are also available to the public at the SEC's web site at sec.gov. Copies of any of the information filed with the SEC may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

EDGAR Contract Identifier: C000229537

The information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Statement of Additional Information is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION

[__________], 2021
PROTECTIVE EXECUTIVE BENEFITS REGISTERED VUL NY
A Flexible Premium Variable Universal Life Insurance Policy
Issued by
PROTECTIVE NY COLI VUL
(Registrant)
and
PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY
(Depositor)
2801 Highway 280 South
Birmingham, Alabama 35223
This Statement of Additional Information ("SAI") is not a prospectus. This SAI should be read together with the Prospectus for the Policy dated [ ], 2021 and the prospectuses for the Funds. You may obtain a copy of the Prospectus without charge by calling us at 1-800-265-1545 or writing to us at gwexecbenefits@protective.com or visiting protectiveonlineprospectus.net. Capitalized terms in this SAI have the same meanings as in the Prospectus for the Policy.

STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS
GENERAL INFORMATION AND HISTORY	3
NON-PRINCIPAL RISKS OF INVESTING IN THE CONTRACT	3
SERVICES	4
PREMIUMS	4
DISTRIBUTION	4
ADDITIONAL INFORMATION	5

GENERAL INFORMATION AND HISTORY
Company
Protective Life and Annuity Insurance Company ("Protective Life") (formerly American Foundation Life Insurance Company) was formed in 1978 under the laws of the State of Alabama. Protective Life is a wholly owned subsidiary of Protective Life Insurance Company, which is the principal operating subsidiary of Protective Life Corporation (“PLC”), a U.S. insurance holding company and subsidiary of the Dai-ichi Life Insurance Company, Limited (“Dai-ichi”).
Variable Account
Protective NY COLI VUL separate account is a separate investment account of Protective Life established under Alabama law by the board of directors of Protective Life on February 25, 2020.
NON-PRINCIPAL RISKS OF INVESTING IN THE CONTRACT
Cyber Security Risks. With the increasing reliance on digital technology to conduct necessary business functions and engage customers and business partners, we are susceptible to ongoing risks and threats of cyber security incidents. These risks include the occurrence of deliberate or malicious attacks, as well as unintentional incidents. These risks are heightened by our offering of products with certain features, including those with automatic asset transfer or re-allocation strategies, and by our offering of unaffiliated underlying funds and administrators. To provide reasonable assurance, we employ people, process and technology, and related protocols to protect computer hardware, networks, systems and applications and the data transmitted and stored therewith. These measures are intended to safeguard the reliability of our systems, as well as the security, availability, integrity, and confidentiality of our data assets. We also contract with vendors who we ensure have their own safeguards for our data.

Deliberate cyber-attacks include but are not limited to: gaining unauthorized access (including physical break-ins and attempts to fraudulently induce employees, customers or other users of these systems to disclose sensitive information in order to gain access) to computer systems in order to misappropriate financial assets and/or disclose sensitive or confidential information; deleting, corrupting or modifying data; and causing operational disruptions. Cyber-attacks can also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites to prevent access to computer networks. In addition to deliberate breaches engineered by external actors, cyber security risks can also result from the conduct of malicious, exploited or careless insiders whose actions may result in the destruction, release or disclosure of confidential or proprietary information stored on our systems.

Cyber security incidents that could impact us and our Policy Owners, whether deliberate or unintentional, could arise not only during our own administration of the Policy, but also at entities operating the Policy’s underlying funds intermediaries, and third-party service providers. Cyber security failures originating with any of the entities involved with the servicing and administration of the Policy may cause significant disruptions in the business operations related to the Policy. Potential impacts of a cyber security incident include but are not limited to: financial losses under the Policy; your inability to conduct transactions under the Policy that may involve an underlying fund; an inability to calculate unit values under the Policy and/or the net asset value (“NAV”) of an underlying fund; and disclosures of your confidential personal financial information.

In addition to direct impacts to you, cyber security incidents may have adverse impacts on us. For instance, such cyber security incidents may prompt regulatory inquiries and could result in regulatory proceedings that cause us to incur regulatory, legal and/or litigation costs and may cause reputational damage. Costs incurred by us may include expenses related to reimbursement, litigation and litigation settlements, and additional compliance costs. We may also incur considerable expenses when enhancing and upgrading computer systems and systems security to prevent or remediate a cyber security failure.

3

The rapid proliferation of technologies-as well as the increased sophistication of organized crime, hackers, terrorists, hostile foreign governments, and others--continue to pose new and significant cyber security threats. Although we, our service providers, and the underlying funds offered under the Policy have established business continuity plans and risk management systems to mitigate cyber security risks, there can be no guarantee or assurance that such plans or systems will be effective in avoiding losses affecting your Policy due to cyber-attacks or information security breaches, or that all risks that exist or may develop in the future have been completely anticipated and identified or can be protected against. Nor can we control or assure the efficacy of the cyber security plans and systems implemented by third-party service providers, the underlying funds, and the issuers in which the underlying funds invest.

COVID-19. The outbreak of the novel coronavirus known as COVID-19 was declared a pandemic by the World Health Organization in March 2020. Equity and financial markets have experienced increased volatility and negative returns, and interest rates have declined due to the COVID-19 pandemic and other market factors. Such events can adversely impact us and our operations. Management believes it is taking appropriate actions to mitigate the negative impact to our business and operations. Although vaccines for COVID-19 are becoming more widely available, the full impact of COVID-19 is unknown and cannot be reasonably estimated or predicted at this time as these events are still developing.

Moreover, these market conditions may have impacted the performance of the Portfolios underlying the Sub-Accounts. If these market conditions continue, and depending on your individual circumstances (e.g., your selected investment options and the timing of any contributions, transfers, or withdrawals), you may experience (perhaps significant) negative returns under the Policy. The duration of the COVID-19 pandemic, the pace of recovery (which may vary from market to market) and the future impact that the pandemic may have on the financial markets and global economy, remain unknown. You should consult with a financial professional about how the COVID-19 pandemic and the recent market conditions may impact your future investment decisions related to the Policy, such as purchasing the Policy or making contributions, transfers, or withdrawals, based on your individual circumstances.

SERVICES

Expenses paid by third parties.
Not Applicable

Service agreements.
 Not Applicable
PREMIUMS
Administrative Procedures.
 Not Applicable
DISTRIBUTION
Investment Distributors, Inc. (“IDI”) under which IDI has agreed to distribute the Policies on a “best efforts” basis. Under the agreement, IDI serves as principal underwriter (as defined under Federal securities laws and regulations) for the Policies. IDI is a Tennessee corporation and was established in 1993. IDI, a wholly owned subsidiary of PLC, is an affiliate of Protective Life, and its Home Office shares the same address as Protective Life. IDI is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member firm of the Financial Industry Regulatory Authority (“FINRA”).
IDI does not sell Policies directly to purchasers. IDI, together with Protective Life, enters into distribution agreements with other broker-dealers (collectively, “Selling Broker-Dealers”) for the sale of the Policies. Registered representatives of the Selling Broker-Dealers must be licensed as insurance agents by applicable state insurance authorities and appointed as agents of Protective Life in order to sell the Policies.

4

Protective NY COLI VUL separate account is newly offered and therefore IDI did not receive any compensation for its services related to the Policy during the last three fiscal years.

ADDITIONAL INFORMATION

Limits on Policy Rights
Incontestability. Unless fraud is involved, Protective Life will not contest the Policy, or any supplemental rider, after the Policy or rider has been in force during the Insured's lifetime for two years from the Policy Effective Date or the effective date of the rider. Likewise, unless fraud is involved, Protective Life will not contest an increase in the Face Amount with respect to statements made in the evidence of insurability for that increase after the increase has been in force during the life of the Insured for two years after the effective date of the increase.
Suicide Exclusion. If the Insured dies by suicide within two years after the Issue Date, the Death Benefit will be limited to the premium payments made before death, less any Policy Debt and any withdrawals. If the Insured dies by suicide within two years after an increase in Face Amount, then the Company will refund the cost of the insurance paid for the amount of the increase.
Misstatement of Age or Sex
If the Insured's age and/or sex on the Policy Date has been misstated and the misstatement is discovered on or after the death of the Insured, then the benefits payable under this Policy will be the amount of insurance that the cost of insurance would have purchased for the correct age and/or sex on the Policy Date. If the Insured is alive at the time the misstatement of age and/or sex is discovered, then we will adjust the Policy Value Account and other benefits under the Policy as of the Policy Date based on the correct age and/or sex. Future monthly deductions from the Policy Value Account will be based upon the correct age and/or sex.
Settlement Options
Payment of Death Benefit proceeds will be paid in a lump sum unless the Beneficiary chooses to receive the proceeds under a settlement option that the Company is then offering.
Policy Owner Control
For a variable life insurance policy to qualify for tax deferral, assets in the separate accounts supporting the Policy must be considered to be owned by the insurance company and not by the policy owner. Under current U.S. tax law, if a policy owner has excessive control over the investments made by a separate account, or the underlying fund, the policy owner will be taxed currently on income and gains from the account or fund. In other words, in such a case of "investor control" the policy owner would not derive the tax benefits normally associated with variable life insurance. We urge you to consult your own tax advisor with respect to the application of the investor control doctrine.
Financial Statements
There are no financial statements for Protective NY COLI VUL separate account because it had not commenced operations as of December 31, 2020.
The audited statutory financial statements of Protective Life and Annuity Insurance Company as of December 31, 2020 and 2019, and the related statutory statements of operations, changes in capital and surplus, and cash flow for each of the years in the three-year period ended December 31, 2020, as well as the Reports of Independent Auditors are incorporated into the Statement of Additional Information by reference to the Variable Account's Form N-VPFS, File No. 811-23707, filed with the SEC on August 23, 2021.
5

CEFLI
Protective Life is a member of the Compliance & Ethics Forum for Life Insurers ("CEFLI"), and as such may include the CEFLI logo and information about CEFLI membership in Protective advertisements. Companies that belong to CEFLI subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

Other Investors in the Funds
Shares of the underlying Funds (a complete list of the Funds is included in the Prospectus, under Appendix A- Funds Available Under Your Policy) are sold to separate accounts of insurance companies, which may or may not be affiliated with Protective Life or each other, a practice known as "shared funding." They may also be sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed funding." Shares of some of these Funds may also be sold to certain qualified pension and retirement plans. As a result, there is a possibility that, a material conflict may arise among and between the interests of Policy Owners and other of the Funds' various investors. In the event of any such material conflicts, Protective Life will consider what action may be appropriate, including removing a Fund from the Variable Account or replacing a Fund with another Fund. The board of directors (or trustees) of each of the Funds monitors events related to their Funds to identify possible material irreconcilable conflicts among and between the interests of the Fund's various investors. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund’s prospectus.

Assignment
The Policy may be assigned in accordance with its terms. An assignment is binding upon Protective Life only if it is in writing and filed at the Home Office. Once Protective Life has received a signed copy of the assignment, the Owner's rights and the interest of any beneficiary (or any other person) will be subject to the assignment. Protective Life assumes no responsibility for the validity or sufficiency of any assignment. An assignment is subject to any Policy Debt and any liens. An assignment may result in certain amounts being subject to income tax and a 10% penalty tax. (See "Tax Considerations" in the Prospectus.)
State Regulation
Protective Life is subject to regulation and supervision by the Department of Insurance of the State of Alabama which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. A copy of the Policy form has been filed and approved by insurance officials in the state of New York, the only state in which the Policy is sold.
Protective Life is required to submit annual statements of operations, including financial statements, to the insurance departments of the various jurisdictions where it does business to determine solvency and compliance with applicable insurance laws and regulations.
Reports to Owners
Each year you will be sent a report at your last known address showing, as of the end of the current report period: the Death Benefit; Policy Value; Fixed Account Value; Variable Account Value; Loan Account Value; Sub-Account Values; premiums paid since the last report; withdrawals since the last report; any Policy loans and accrued interest; Surrender Value; current Net Premium allocations; charges deducted since the last report; any liens and accrued interest; and any other information required by law. We will also make available an annual and a semi-annual report for each Fund underlying a Sub-Account to which you have allocated Policy Value, including a list of the securities held in each Fund, as required by the Investment Company Act of 1940. In addition, when you pay premiums or request any other financial transaction under your Policy you will receive a written confirmation of these transactions.

6

Legal Matters
Faegre Drinker Biddle & Reath LLP has provided advice on certain matters relating to the federal securities laws.
Experts
There are no financial statements for Protective NY COLI VUL separate account because it had not commenced operations as of December 31, 2020.

The statutory financial statements and schedules of Protective Life and Annuity Insurance Company as of December 31, 2020 and 2019, and for the years then ended, have been incorporated by reference in this Statement of Additional Information in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
The audit report covering the December 31, 2020 and 2019 statutory financial statements includes explanatory language that states that the financial statements are prepared by Protective Life and Annuity Insurance Company using statutory accounting practices prescribed or permitted by the Alabama Department of Insurance, which is a basis of accounting other than U.S. generally accepted accounting principles. Accordingly, the audit report states that the financial statements are not intended to be and, therefore, are not presented fairly in accordance with U.S. generally accepted accounting principles and further states that those financial statements are presented fairly, in all material respects, in accordance with statutory accounting practices prescribed or permitted by the Alabama Department of Insurance.
The business address for KPMG LLP is 420 20th Street North, Suite 1800, Birmingham, Alabama 35203.
The statutory financial statements of Protective Life and Annuity Insurance Company for the year ended December 31, 2018 (prepared using accounting practices prescribed or permitted by the Insurance Department of the State of Alabama) have been incorporated by reference in this SAI in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The principal business address of PricewaterhouseCoopers LLP is 569 Brookwood Village Suite 851, Birmingham, Alabama 35209.

Reinsurance
The Company may reinsure a portion of the risks assumed under the Policies.
7

PART C

OTHER INFORMATION

Item 30. Exhibits

(a) Board of Directors Resolutions

(a) (1) Resolution of the Board of Directors of Protective Life and Annuity Insurance Company establishing Protective NY COLI VUL Separate Account is incorporated herein by reference to the Form N-6 Registration Statement (File No. 333-257081), filed with the Commission on June 14, 2021.

(b) Custodial Agreements - Not Applicable.

(c) Underwriting Contracts

(c) (1) Second Amended Distribution Agreement dated October 24, 2013 between IDI and PLAIC is incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (File No. 333-179963), filed with the Commission on April 29, 2014.

(c) (1) (i) Amendment No. 1 dated October 24, 2013 to Second Amended Distribution Agreement between IDI and PLAIC is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-240103), filed with the Commission on July 27, 2020.

(c) (1) (ii) Revised Schedule to the Second Amended Distribution Agreement between IDI and PLAIC is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-240193), filed with the Commission on November 24, 2020.

(c) (2) Selling Agreement between Protective Life and Annuity Insurance Company, Investment Distributors, Inc. and broker-dealers is incorporated herein by reference to the Form N-6 Registration Statement (File No. 333-257081), filed with the Commission on June 14, 2021.

(d) Contracts

(d) (1) Protective Executive Benefits VUL NY Specimen Policy and Policy Schedule is incorporated herein by reference to the Form N-6 Registration Statement (File No. 333-257081), filed with the Commission on June 14, 2021.

(d) (2) Specimen Term Life Rider is incorporated herein by reference to the Form N-6 Registration Statement (File No. 333-257081), filed with the Commission on June 14, 2021.

(d) (3) Specimen Change of Insured Endorsement is incorporated herein by reference to the Form N-6 Registration Statement (File No. 333-257081), filed with the Commission on June 14, 2021.

(e) Applications

(e) (1) Specimen Protective Executive Benefits Registered VUL NY Life Insurance Guaranteed Issue Application, Fully Underwritten Application and Fund Allocation Form- is incorporated herein by reference to the Form N-6 Registration Statement (File No. 333-257081), filed with the Commission on June 14, 2021.

(f) Depositor's Certificate of Incorporation and By-Laws

(f) (1) 2005 Amended and Restated Articles of Incorporation of Protective Life and Annuity Insurance Company is incorporated herein by reference to Post-Effective Amendment No. 6 to the Form N-4 Registration Statement (File No. 333-201920), filed with the Commission on April 29, 2020

(f) (2) 2011 Amended and Restated By-Laws of Protective Life and Annuity Insurance Company is incorporated herein by reference to Post-Effective Amendment No. 6 to the Form N-4 Registration Statement (File No. 333-201920), filed with the Commission on April 29, 2020.

(g) Reinsurance Contracts

(g) (1) Form of Automatic and Facultative Yearly Renewable Term Agreement is incorporated herein by reference to Post-Effective Amendment No. 7 to the Form N-6 Registration Statement (File No. 333-52215), filed with the Commission on April 30, 2003.

(g) (2)  Form of Yearly Renewable Term Reinsurance Agreement is incorporated herein by reference to Post-Effective Amendment No. 17 to the Form N-6 Registration Statement (File No. 333-52215), filed with the Commission on April 27, 2009.

(g) (3) List of Reinsurers.
- Filed herein.

(h) Participation Agreements

(h) (1) Participation Agreement dated December 8, 2020 between PLAIC and American Century Investment Services, Inc.
- Filed herein.

(h) (2) Participation Agreement dated June 18, 2015 between PLAIC and American Funds Distributors, Inc. is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-240193), filed with the Commission on November 24, 2020.

(h) (2) (i) Amendment dated November 30, 2020 to Participation Agreement between PLAIC and American Funds Distributors, Inc. is incorporated herein by reference to Post-Effective Amendment No.1 to the Form N-4 Registration Statement (File No. 333-240193), filed with the Commission on April 16, 2021.

(h) (2) (ii) Amendment to Participation Agreement dated March 22, 2021 between PLAIC and American Funds Distributors, Inc. is incorporated herein by reference to Post-Effective Amendment No.1 to the Form N-4 Registration Statement (File No. 333-240193), filed with the Commission on April 16, 2021.

(h) (3) Participation Agreement dated December 1, 2021 between PLAIC and BlackRock Investments, Inc. is incorporated herein by reference to Post-Effective Amendment No.1 to the Form N-4 Registration Statement (File No. 333-240193), filed with the Commission on April 16, 2021.

(h) (3) (i) Amendment to Participation Agreement dated May 1, 2021 (PLAIC and BlackRock Investments, Inc.is incorporated herein by reference to Post-Effective Amendment No.1 to the Form N-4 Registration Statement (File No. 333-240193), filed with the Commission on April 16, 2021.

(h) (4) Participation Agreement dated September 1, 2021 between PLAIC and BNY Mellon-Dreyfus
- Filed herein.

(h) (5) Participation Agreement dated November 1, 2020 between PLAIC and Davis Distributors, LLC
- Filed herein.

(h) (6) Participation Agreement dated December 10, 2020 between PLAIC and Deutsche-DWS Distributors, Inc.
- Filed herein.

(h) (7) Participation Agreement dated November 9, 2020 between PLAIC and Eaton Vance Distributors, Inc.
- Filed herein.

(h) (8) Participation Agreement dated May 1, 2008 between PLAIC and Fidelity Variable Insurance Products is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-240193), filed with the Commission on November 24, 2020.

(h) (8) (i) Amendment dated October 15, 2020 to Participation Agreement between PLAIC and Fidelity Variable Insurance Products is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-240193), filed with the Commission on November 24, 2020.

(h) (9) Participation Agreement dated December 7, 2020 between PLAIC and Great-West Funds, Inc. is incorporated herein by reference to Post-Effective Amendment No.1 to the Form N-4 Registration Statement (File No. 333-240193), filed with the Commission on April 16, 2021.

(h) (10) Participation Agreement dated June 1, 2010 between PLAIC and AIM-Invesco Variable Insurance Funds, Inc. is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-240193), filed with the Commission on November 24, 2020.

(h) (11) Participation Agreement dated November 15, 2020 between PLAIC and Janus Aspen Series
- Filed herein.

(h) (12) Participation Agreement dated December 11, 2020 between PLAIC and JP Morgan Insurance Trust
- Filed herein

(h) (13) Participation Agreement dated November 1, 2009 between PLAIC and Legg Mason is incorporated herein by reference to the Post-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on October 29, 2009.

(h) (13) (i) Amendment dated March 1, 2012 to Participation Agreement (PLAIC-Legg Mason) is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-240193), filed with the Commission on November 24, 2020.

(h) (13) (ii) Amendment dated August 11, 2020 to Participation Agreement (PLAIC-Legg Mason) is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-240193), filed with the Commission on November 24, 2020.

(h) (13) (iii) Amendment dated November 30, 2020 to Participation Agreement (PLAIC-Legg Mason)  incorporated herein by reference to Post-Effective Amendment No.1 to the Form N-4 Registration Statement (File No. 333-240193), filed with the Commission on April 16, 2021.

(h) (13) (iv)  Amendment dated April 7, 2021 to Participation Agreement (PLAIC-Legg Mason) incorporated herein by reference to Post-Effective Amendment No.1 to the Form N-4 Registration Statement (File No. 333-240193), filed with the Commission on April 16, 2021.

(h) (14) Participation Agreement dated April 30, 2002 between PLAIC and Lord Abbett Series Fund, Inc. is incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on April 30, 2009.

(h) (15) Participation Agreement dated May 1, 2012 between PLAIC and MFS Variable Insurance Trust I-III
- Filed herein.

(h) (15) (i) Amendment dated October 1, 2020 to Participation Agreement (PLAIC-MFS Variable Insurance Trust I-III)
- Filed herein.

(h) (16) Participation Agreement dated November 30, 2020 between PLAIC and Neuberger Berman
- Filed herein.

(h) (17) Participation Agreement dated November 1, 2009 between PLAIC and PIMCO Variable Insurance Trust is incorporated herein by reference to Post-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on October 29, 2009.

(h) (17) (i) Novation of and Amendment dated April 25, 2011 to Participation Agreement (PLAIC-PIMCO) is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-240193), filed with the Commission on November 24, 2020.

(h) (17) (ii) Amendment dated April 25, 2011 to Participation Agreement (PLAIC-PIMCO) is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-240193), filed with the Commission on November 24, 2020.

(h) (17) (iii) Amendment dated September 1, 2020 to Participation Agreement (PLAIC-PIMCO)  incorporated herein by reference to Post-Effective Amendment No.1 to the Form N-4 Registration Statement (File No. 333-240193), filed with the Commission on April 16, 2021.

(h) (17) (iv)  Amendment dated April 2, 2021 to Participation Agreement (PLAIC-PIMCO) incorporated herein by reference to Post-Effective Amendment No.1 to the Form N-4 Registration Statement (File No. 333-240193), filed with the Commission on April 16, 2021.

(h) (18) Participation Agreement dated November 1, 2020 between PLAIC and Pioneer Variable Contracts Trust
- Filed herein.

(h) (19) Participation Agreement dated November 9, 2020 between PLAIC and Putnam Variable Trust
- Filed herein.

(h) (19) (i) Amendment dated November 9, 2020 to Participation Agreement (PLAIC-Putnam)
- Filed herein.

(h) (20) Participation Agreement dated December 8, 2020 between PLAIC and T. Rowe Price is incorporated herein by reference to Post-Effective Amendment No.1 to the Form N-4 Registration Statement (File No. 333-240193), filed with the Commission on April 16, 2021.

(h) (20) (i) Amendment dated December 8, 2020 to Participation Agreement (PLAIC-T. Rowe Price)  incorporated herein by reference to Post-Effective Amendment No.1 to the Form N-4 Registration Statement (File No. 333-240193), filed with the Commission on April 16, 2021.

(h) (20) (ii) Amendment dated May 3, 2021 to Participation Agreement (PLAIC-T. Rowe Price)
- Filed herein.

(h) (21) Participation Agreement dated May 1, 1999 between PLAIC and Van Eck Securities Corporation
- Filed herein.

(h) (21) (i) Amendment dated December 11, 2020 to Participation Agreement (PLAIC-Van Eck)
- Filed herein.

(h) (22) Participation Agreement dated November 23, 2020 between PLAIC and Vanguard
- Filed herein.

(h) (22) (i) Revised Schedule A dated April 30, 2021 to Participation Agreement (PLAIC-Vanguard)
- Filed herein.

(h) (23) Participation Agreement dated December 1, 2020 between PLAIC and Victory Variable Insurance Funds
- Filed herein.

(i) Administrative Contracts - Not Applicable

(j) Other Material Contracts - Not Applicable

(k) Legal Opinion.

(k) (1) Opinion and Consent of Bradley A. Strickling, Esq. (File No. 333-257081) -  is incorporated herein by reference to the Form N-6 Registration Statement, filed with the Commission on June 14, 2021.

(l) Actuarial Opinion - Not Applicable

(m)  Calculation - Not Applicable

(n) Other Opinions

(n) (1) Consent of Faegre Drinker Biddle & Reath LLP
- Filed herein.

(n) (2) Consent of PricewaterhouseCoopers LLP
- Filed herein.

(n) (3) Consent of KPMG LLP
- Filed herein.

(n) (4) Powers of Attorney (File No. 333-257081) is incorporated herein by reference to the Form N-6 Registration Statement, filed with the Commission on June 14, 2021.

(o)  Omitted Financial Statements - No financial statements are omitted from Item 28.

(p)  Initial Capital Agreements - Not Applicable

(q)  Redeemability Exemption

(q) (1) Memorandum Pursuant to Rule 6e-3(b)(12)(iii) Describing Issuance, Transfer, and Redemption Procedures
- Filed herein.

(r)  Form of Initial Summary Prospectuses

(r) (1) Form of Initial Summary Prospectus (File No. 333-257081)
- Filed herein.

Item 31.    Directors and Officers of Depositor.

Name and Principal Business Address*	Position and Offices with Depositor
Adams, D. Scott	Executive Vice President, Corporate Responsibility, Strategy & Innovation
Banerjee Choudhury, Shiladitya	Senior Vice President, and Treasurer
Bartlett, Malcolm Lee	Senior Vice President, Corporate Tax
Bielen, Richard J.	Chairman of the Board, Chief Executive Officer, President, and Director
Black, Lance P.	Senior Vice President, Acquisitions and Corporate Development
Borie, Kevin B.	Senior Vice President, Chief Valuation Actuary, and Appointed Actuary
Casey, Sean	Senior Vice President, and Corporate Actuary
Cramer, Steve	Senior Vice President, and Chief Product Officer
Creutzmann, Scott E.	Senior Vice President, and Chief Compliance Officer
Drew, Mark L.	Executive Vice President, and Chief Legal Officer
Harrison, Wade V.	Senior Vice President, and President, Protection Division
Kohler, Matthew	Senior Vice President, and Chief Technology Officer
Laeyendecker, Ronald	Senior Vice President, Executive Benefit Markets
Lawrence, Mary Pat	Senior Vice President, Government Affairs
McDonald, Laura Y.	Senior Vice President, and Chief Mortgage and Real Estate Officer
Moschner, Christopher	Senior Vice President, and Chief Marketing Officer
Passafiume, Philip E.	Senior Vice President, and Chief Investment Officer
Radnoti, Francis	Senior Vice President, and Chief Product Officer
Riebel, Matthew A.	Senior Vice President, and Chief Distribution Officer
Seurkamp, Aaron C.	Senior Vice President, and President, Retirement Division
Temple, Michael G.	Vice Chairman, Chief Operating Officer, and Director
Wagner, James	Senior Vice President, and Chief Distribution Officer
Wahlheim, Cary T.	Senior Vice President, and Senior Counsel
Walker, Steven G.	Executive Vice President, Chief Financial Officer, and Director
Wells, Paul R.	Senior Vice President, and Chief Accounting Officer
Williams, Lucinda S.	Senior Vice President, and Chief Customer Officer

*                 Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 32.    Persons Controlled by or Under Common Control With the Depositor or Registrant.

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company’s outstanding voting common stock is owned by Protective Life Corporation, a subsidiary of Dai-ichi Life Holdings, Inc. Protective Life Corporation is described more fully in the prospectus included in this registration statement.

For more information regarding the company structure of Protective Life Corporation and Dai-ichi Life Holdings, Inc., please refer to the attached organizational chart filed with Post-Effective Amendment No. 6 to the Form N-6 Registration Statement (File No. 333-232740), filed with the Commission on August 6, 2021.

Item 33.    Indemnification.

Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life’s directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith, notwithstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

In addition, the executive officers and directors are insured by PLC’s Directors’ and Officers’ Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 34.    Principal Underwriter.

(a)         Other Activity. Investment Distributors, Inc. (“IDI”) is the principal underwriter of the Policies as defined in the Investment Company Act of 1940. IDI is also principal underwriter for the Protective Variable Annuity Separate Account, Protective Variable Life Separate Account and the Variable Annuity Separate Account A of Protective Life.

(b)         Management. The following information is furnished with respect to the officers and directors of IDI.

Name and Principal Business Address*	Position and Offices	Position and Offices with Registrant
Brown, Barry K.	Director, President	Vice President, Operations
Coffman, Benjamin P.	Assistant Financial Officer	2VP Financial Reporting
Creutzmann, Scott E.	Chief Compliance Officer	Senior Vice President and Chief Compliance Officer
Debnar, Lawrence J.	Assistant Financial Officer	Vice President, Financial Reporting, Chase
Gilmer, Joseph F.	Director, Assistant Financial Officer	Assistant Vice President, Financial Reporting
Johnson, Julena G.	Assistant Compliance Officer	Compliance Director
Lee, Felicia	Secretary	Second Vice President, Counsel, and Secretary
Majewski, Carol L.	Assistant Compliance Officer	Assistant Vice President, Compliance
Morsch, Letitia	Assistant Secretary	Vice President, New Business Operations
Smith, Joy Beth	Assistant Secretary	Senior Staff Attorney
Tennent, Rayburn	Chief Financial Officer	Director II Financial Reporting

*                 Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama 35223.

(c)   Compensation From the Registrant. The following commissions were received by the principal underwriter, directly or indirectly, from the Registrant during the Registrant’s last fiscal year:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation
Investments Distributors, Inc.	None	None	N/A	N/A

Item 35.    Location of Accounts and Records.

All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained by Protective Life and Annuity Insurance Company at 2801 Highway 280 South, Birmingham, Alabama, 35223.

Item 36.    Management Services.

All management contracts are discussed in Part A or Part B.

Item 37.    Fee Representation.

Protective Life hereby represents that the fees and charges deducted under the variable life insurance policies described herein are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by it under such policies.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Pre-Effective Amendment to the  Registration Statement on Form N-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama on September 21, 2021.

PROTECTIVE NY COLI VUL
(Registrant)

By: *
Richard J. Bielen, President,
Protective Life and Annuity Insurance Company

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY
(Depositor)

By: *
Richard J. Bielen, President,
Protective Life and Annuity Insurance Company

As required by the Securities Act of 1933, this Registration Statement on Form N-6 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	President, Chief Executive Officer Chairman of the Board and Director (Principal Executive Officer)	September 21, 2021
Richard J. Bielen

*	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 21, 2021
Steven G. Walker

*	Vice Chairman, Chief Operating Officer and Director	September 21, 2021
Michael G. Temple

*BY:	/s/Bradley A. Strickling	September 21, 2021
Bradley A. Strickling
Attorney-in-Fact

Index of Exhibits

(g) (3) List of Reinsurers

(h) (1) Participation Agreement dated December 8, 2020 between PLAIC and American Century Investment Services, Inc.

(h) (4) Participation Agreement dated September 1, 2021 between PLAIC and BNY Mellon-Dreyfus

(h) (5) Participation Agreement dated November 1, 2020 between PLAIC and Davis Distributors, LLC

(h) (6) Participation Agreement dated December 10, 2020 between PLAIC and Deutsche-DWS Distributors, Inc.

(h) (7) Participation Agreement dated November 9, 2020 between PLAIC and Eaton Vance Distributors, Inc.

(h) (11) Participation Agreement dated November 15, 2020 between PLAIC and Janus Aspen Series

(h) (12) Participation Agreement dated December 11, 2020 between PLAIC and JP Morgan Insurance Trust

(h) (15) Participation Agreement dated May 1, 2012 between PLAIC and MFS Variable Insurance Trust I-III

(h) (15) (i) Amendment dated October 1, 2020 to Participation Agreement (PLAIC-MFS Variable Insurance Trust I-III)

(h) (16) Participation Agreement dated November 30, 2020 between PLAIC and Neuberger Berman

(h) (18) Participation Agreement dated November 1, 2020 between PLAIC and Pioneer Variable Contracts Trust

(h) (19) Participation Agreement dated November 9, 2020 between PLAIC and Putnam Variable Trust

(h) (19) (i) Amendment dated November 9, 2020 to Participation Agreement (PLAIC-Putnam)

(h) (20) (ii) Amendment dated May 3, 2021 to Participation Agreement (PLAIC-T. Rowe Price)

(h) (21) Participation Agreement dated May 1, 1999 between PLAIC and Van Eck Securities Corporation

(h) (21) (i) Amendment dated December 11, 2020 to Participation Agreement (PLAIC-Van Eck)

(h) (22) Participation Agreement dated November 23, 2020 between PLAIC and Vanguard

(h) (22) (i) Revised Schedule A dated April 30, 2021 to Participation Agreement (PLAIC-Vanguard)

(h) (23) Participation Agreement dated December 1, 2020 between PLAIC and Victory Variable Insurance Funds

(n) (1) Consent of Faegre Drinker Biddle & Reath LLP

(n) (2) Consent of PricewaterhouseCoopers LLP

n) (3) Consent of KPMG LLP

q) (1) Memorandum Pursuant to Rule 6e-3(b)(12)(iii) Describing Issuance, Transfer, and Redemption Procedures

(r) (1) Form of Initial Summary Prospectus (File No. 333-257081)